Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012

March 1, 2013

Suite 3400, 666 Burrard Street

Vancouver, BC V6C 2X8

GOLDCORP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

DESCRIPTION	PAGE NO.

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	11
Principal Products	11
Competitive Conditions	11
Operations	11
Safety Commitment	13
Occupational Health and Safety Policy	13
Corporate Social Responsibility Policy	13
Human Rights Policy	14
Environmental and Sustainability Policy	15
Technical Information	17
Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates	19
MINERAL PROPERTIES	25
CANADA AND THE UNITED STATES	25
RED LAKE GOLD MINES, CANADA	25
ÉLÉONORE PROJECT, CANADA	36
MEXICO	46
PEÑASQUITO MINE, MEXICO	46
LOS FILOS MINE, MEXICO	58
CENTRAL AND SOUTH AMERICA	69
PUEBLO VIEJO MINE, DOMINICAN REPUBLIC	69
CERRO NEGRO PROJECT, ARGENTINA	81
RISK FACTORS	93
DIVIDENDS	109
DESCRIPTION OF CAPITAL STRUCTURE	109
RATINGS	110
TRADING PRICE AND VOLUME OF COMMON SHARES	111
DIRECTORS AND OFFICERS	111
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	122
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	123
TRANSFER AGENT AND REGISTRAR	123
MATERIAL CONTRACTS	123
INTERESTS OF EXPERTS	123
AUDIT COMMITTEE	124
ADDITIONAL INFORMATION	126
SCHEDULE “A” GOLDCORP INC. AUDIT COMMITTEE CHARTER	1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause the actual results, performances or achievements of Goldcorp Inc. (“Goldcorp” or the “Corporation”) to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this annual information form are as of the date of this annual information form. The forward-looking statements contained in this annual information form are made as of the date of this annual information form and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Corporation’s operating environment. Goldcorp does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2012, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2012		2011		2010

High	C$	1.0418	C$	1.0604	C$	1.0778
Low		0.9710		0.9449		0.9946
Average (1)		0.9996		0.9891		1.0299
Closing		0.9949		1.0170		0.9946

(1)	Calculated as an average of the daily noon rates for each period.

On February 28, 2013, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0285.

Gold, Silver, Copper, Lead and Zinc Prices

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2012, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2012	2011	2010

High	$1,791.75	$1,895.00	$1,421.00
Low	1,540.00	1,319.00	1,058.00
Average	1,668.98	1,571.52	1,224.52
Closing	1,657.50	1,531.00	1,405.50

On February 28, 2013, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $1,588.50.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2012, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2012	2011	2010

High	$37.23	$48.70	$30.70
Low	26.67	26.16	15.14
Average	31.15	35.12	20.19
Closing	29.95	28.18	30.63

On February 28, 2013, the fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $28.95.

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2012, as quoted on the London Metals Exchange, were as follows:

	Year ended December 31
	2012	2011	2010

High	$3.927	$4.603	$4.418
Low	3.289	3.078	2.763
Average	3.606	3.997	3.420
Closing	3.590	3.426	4.418

On February 28, 2013, the official cash settlement copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $3.551.

Lead Prices

The high, low, average and closing official cash settlement lead prices in United States dollars per pound for each of the three years in the period ended December 31, 2012, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2012	2011	2010

High	$1.061	$1.333	$1.176
Low	0.791	0.813	0.707
Average	0.935	1.088	0.974
Closing	1.061	0.898	1.173

On February 28, 2013, the official cash settlement lead price in United States dollars per pound, as quoted on the London Metal Exchange, was $1.038.

Zinc Prices

The high, low, average and closing official cash settlement zinc prices in United States dollars per pound for each of the three years in the period ended December 31, 2012, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2012	2011	2010

High	$0.988	$1.155	$1.195
Low	0.798	0.794	0.723
Average	0.883	0.994	0.979
Closing	0.923	0.829	1.103

On February 28, 2013, the official cash settlement zinc price in United States dollars per pound, as quoted on the London Metal Exchange, was $0.937.

CORPORATE STRUCTURE

Goldcorp Inc. (“Goldcorp” or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario). Effective December 1, 2006, the Corporation amalgamated with Glamis Gold Ltd. (“Glamis”).

The Corporation’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties as at December 31, 2012. As used in this annual information form, except as otherwise required by the context, reference to “Goldcorp” or the “Corporation” means, collectively, Goldcorp Inc. and the Subsidiaries.

GOLDCORP PRINCIPAL SUBSIDIARIES AND NI 43-101 MATERIAL MINERAL PROPERTIES

(1)	Companies in Mexico require a minimum of two shareholders. All of these subsidiaries are wholly-owned, directly or indirectly, by Goldcorp.

GENERAL DEVELOPMENT OF THE BUSINESS

Goldcorp is a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States, Mexico and Central and South America. Goldcorp is one of the lowest cost and fastest growing multi-million ounce senior gold producers in the world. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver, copper, lead and zinc. Goldcorp’s mineral properties by jurisdiction are as follows:

Canada and the United States

•

a 100% interest in the Red Lake gold mines (the “Red Lake Gold Mines”) in Canada, a 72% interest held by Goldcorp and a 28% interest held by Goldcorp Canada Ltd., a wholly-owned subsidiary of the Corporation (“Goldcorp Canada”) (the Red Lake Gold Mines are considered to be a material mineral property to Goldcorp), including a 100% interest in the nearby Cochenour Deposit (as defined below) in Canada;

•	a 100% interest in the Éléonore gold project (the “Éléonore Project”) in Canada (the Éléonore Project is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Porcupine gold mines (the “Porcupine Mine”) in Canada, a 49% interest held by Goldcorp and a 51% interest held by Goldcorp Canada;

•	a 100% interest in the Musselwhite gold mine (the “Musselwhite Mine”) in Canada, a 32% interest held by Goldcorp and a 68% interest held by Goldcorp Canada;

•	a 66 2/3% interest in the Marigold gold mine (the “Marigold Mine”) in the United States;

•	a 100% interest in the Wharf gold mine (the “Wharf Mine”) in the United States; and

•	a 40% interest in the Dee/South Arturo gold exploration project (the “Dee/South Arturo Project”) in the United States.

Mexico

•	a 100% interest in the Peñasquito gold-silver-lead-zinc mine (the “Peñasquito Mine”) in Mexico (the Peñasquito Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Los Filos gold-silver mine (the “Los Filos Mine”) in Mexico (the Los Filos Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the El Sauzal gold mine (the “El Sauzal Mine”) in Mexico;

•	a 100% interest in the Noche Buena gold-silver project (the “Noche Buena Project”) in Mexico; and

•	a 100% interest in the Camino Rojo gold-silver project (the “Camino Rojo Project”) in Mexico.

Central and South America

•	a 40% interest in the Pueblo Viejo gold-silver-copper mine (the “Pueblo Viejo Mine”) in the Dominican Republic (the Pueblo Viejo Mine is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Cerro Negro gold-silver project (the “Cerro Negro Project”) in Argentina (the Cerro Negro Project is considered to be a material mineral property to Goldcorp);

•	a 100% interest in the Marlin gold-silver mine (the “Marlin Mine”) in Guatemala;

•	a 70% interest in the El Morro gold-copper project (the “El Morro Project”) in Chile;

•	a 37 1/2% interest in the Bajo de la Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina; and

•	a 100% interest in the Cerro Blanco gold-silver project (the “Cerro Blanco Project”) in Guatemala.

The following map illustrates the Corporation’s properties which are located in Canada, the United States, Mexico and Central and South America.

New Executive Vice President and General Counsel

On February 27, 2013, Goldcorp announced that Charlene Ripley will be joining the Corporation’s senior management team as Executive Vice President and General Counsel, effective April 1, 2013. Ms. Ripley has 25 years of experience in the field of corporate law, most recently serving as Senior Vice President and General Counsel at Linn Energy in Houston, Texas. Ms. Ripley holds a law degree from Dalhousie Law School and a Bachelor of Arts degree from the University of Alberta and is admitted to the bar in both Alberta and Texas.

First Production at Pueblo Viejo Mine

On August 14, 2012, Goldcorp announced that the Pueblo Viejo Mine in the Dominican Republic had achieved first gold production, with ore being processed through the first two of four autoclaves. Then, on January 15, 2013, Goldcorp announced the declaration of commercial production at the Pueblo Viejo Mine.

New Executive Vice President and Chief Operating Officer

On August 8, 2012, Goldcorp announced that George Burns had been appointed Executive Vice President and Chief Operating Officer, replacing Steve Reid. Mr. Burns previously held the positions of Senior Vice President, Mexico, and Senior Vice President, Canada and United States, with the Corporation. See “Directors and Officers” for additional information on George Burns’ prior experience.

Dismissal of Claims Regarding Acquisition of Interest in El Morro Project

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick Gold Corporation (“Barrick”) thereby confirming that Goldcorp’s acquisition its interest in the El Morro Project was consistent with and abided by the relevant agreements and Chilean laws. These claims related to the statement of claim filed by Barrick on January 13, 2010, as later amended in the Ontario Superior Court of Justice, against the Corporation, New Gold Inc. (“New Gold”), and their affiliated subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of an interest in the El Morro Project held by Xstrata Copper Chile S.A. (“Xstrata Chile”), a wholly-owned subsidiary of Xstrata plc (“Xstrata”). See “Legal Proceedings and Regulatory Actions” for further information with respect to these legal proceedings.

Suspension of Environmental Permit for the El Morro Project

On April 27, 2012, the Supreme Court of Chile issued a decision suspending the approval of the environmental permit for the El Morro Project which was previously issued on March 14, 2011. The ruling states that the permit is suspended until such time as certain deficiencies are corrected by the Chilean environmental permitting authority. See “Legal Proceedings and Regulatory Actions” for further information with respect to these legal proceedings.

New Credit Facility

On November 23, 2011, Goldcorp entered into a $2.0 billion credit facility with a syndicate of 15 lenders. This credit facility replaces the Corporation’s existing $1.5 billion credit facility and it is intended to be used to finance growth opportunities and for general corporate purposes. The floating rate facility is unsecured and amounts drawn are required to be financed or repaid by November 23, 2016.

Agua Rica Option

On August 31, 2011, Goldcorp announced that Goldcorp and Xstrata Queensland Limited (“Xstrata Queensland”) entered into a definitive agreement with Yamana Gold Inc. (“Yamana”), whereby Minera Alumbrera Limited Sucursal (“MMA”), a joint venture partnership between Goldcorp (as to 37.5%), Xstrata Queensland (as to 50%) and Yamana (as to 12.5%), was granted an exclusive four-year option to acquire Yamana’s 100% interest in the Agua Rica copper-gold project for option payments of up to $110 million. On execution of the definitive agreement, Goldcorp and Xstrata Queensland made a payment of $20 million to Yamana, in addition to $10 million previously paid. During the option period, MMA will manage the Agua Rica project and fund a feasibility study and all development costs. MMA can exercise the option at any time during the four-year period through to an approval-to-proceed decision for construction of the Agua Rica project. On approval to proceed with construction and on exercise of the option to acquire the Agua Rica project, Yamana will receive $150 million from MMA, and on commissioning Yamana will receive an additional $50 million, in addition to the balance of any option payments from Goldcorp and Xstrata. Yamana will also retain the right to a deferred payment related to 65% of the payable gold production from the Agua Rica Project to a maximum of 2.3 million ounces. Goldcorp and Xstrata Queensland will finance all payments related to the option on a 42.86% and 57.14% basis, respectively. The Agua Rica project is located approximately 30 kilometres from MMA’s Alumbrera Mine in Argentina and it is envisioned that Agua Rica ore will be processed through the Alumbrera mill.

Exercise of Share Purchase Warrants

On June 9, 2011, the Corporation’s 8.4 million common share purchase warrants (the “Warrants”) issued in 2006 expired and were suspended from trading on the NYSE and the TSX. Each Warrant entitled the holders to purchase at any time one common share of Goldcorp (a “Common Share”) at an exercise price of C$45.75. Of the 8.4 million Warrants issued, 7.0 million were exercised for total proceeds of C$322 million.

Cree Collaboration Agreement

On February 21, 2011, Goldcorp announced that it had entered into a collaboration agreement (the “Cree Collaboration Agreement”) with the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority regarding the development and operation of the Éléonore Project, representing the support of the Cree Nation as a whole, and ensuring a stable regional environment for the development and operation of the Éléonore Project.

Pursuant to the Cree Collaboration Agreement, Goldcorp recognizes and respects Cree rights and interest in the area of the Éléonore Project and the Crees recognize and support Goldcorp’s rights and interest in the development and operation of the Éléonore Project. The Cree Collaboration Agreement will be in effect for the life of the mine, and includes provisions regarding the participation of the Crees in the development of the Éléonore Project throughout the life of the mine, including employment and business opportunities and training and education initiatives. The Cree Collaboration Agreement aligns Goldcorp and Cree interests in the economic success of the Éléonore Project, and ensures that the Crees will receive financial benefits through a variety of fix payment mechanisms and participation in the future profitability of the mine. The Cree Collaboration Agreement further reflects Goldcorp’s commitment to protecting the environment and supporting Crees’ social and cultural practices.

In November 2011, a certificate of authorization was issued by the Quebec Minister of Sustainable Development, Environment and Parks allowing full construction of the Éléonore Project to commence immediately.

Sale of Osisko Shares

On February 8, 2011, Goldcorp announced that it sold its 10.1% equity interest in Osisko Mining Corporation (“Osisko”), representing approximately 38.6 million common shares. The shares were sold on an underwritten block trade basis, at a gross price of C$13.75 per share. Goldcorp received proceeds of approximately C$530 million in cash. The Corporation currently does not hold any common shares of Osisko.

Acquisition of Andean Resources Limited

On December 29, 2010, Goldcorp completed the acquisition of Andean Resources Limited (“Andean”) (the “Andean Acquisition”). In connection with the Andean Acquisition, Andean shareholders received, at their election, either C$6.50 or 0.14 of a Common Share for each of their Andean shares. In the aggregate, $766 million in cash was paid and 61,058,527 Common Shares were issued to Andean shareholders. The Cerro Negro Project, acquired through the Andean Acquisition, is expected to benefit Goldcorp’s already strong organic growth pipeline, and the large, prospective land position presents the opportunity for significant continued growth of gold resources through expansion of the existing deposits and the discovery of additional zones along the strike of the veins.

Investment in Terrane Metals

On October 20, 2010, Thompson Creek Metals Company Inc. (“Thompson Creek”) acquired all of the outstanding common and preferred shares of Terrane Metals Corp. (“Terrane”). Goldcorp controlled 58% of the outstanding shares of Terrane and received proceeds of $236 million in cash and 13,898,196 common shares of Thompson Creek. Goldcorp currently holds approximately 8.7% of Thompson Creek’s issued and outstanding common shares.

Sale of San Dimas Mine

On August 6, 2010, Goldcorp completed the sale of the San Dimas gold-silver mine (the “San Dimas Mine”) in Mexico to Primero Mining Corp. (formerly Mala Noche Resources Corp.) (“Primero”). In consideration for the sale of the San Dimas Mine, Goldcorp received 31,151,200 common shares of Primero, representing approximately 36% of Primero’s then issued and outstanding common shares, $214 million in cash, a $60 million 12-month convertible note bearing an annual interest rate of 3% (the “Convertible Note”) and a $50 million five-year promissory note bearing an annual interest rate of 6% (the “Promissory Note”). Goldcorp, for so long as it holds at least 10% of Primero’s issued and outstanding common shares (on a non-diluted basis), has the right, subject to certain conditions, to participate in future equity financings and certain non-cash transactions undertaken by Primero to maintain its percentage interest in Primero. Goldcorp currently holds approximately 32.0% of Primero’s issued and outstanding common shares.

In 2011, Primero extended the maturity date of the Convertible Note for a further 12 months and repaid $30 million of the principal outstanding thereunder. On August 7, 2012, Primero provided notice to Goldcorp that it had elected to convert the principal amount outstanding of its $30 million convertible note held by Goldcorp into common shares of Primero. As a result, Goldcorp was issued a further 8,422,460 common shares of Primero, which were subsequently sold by Goldcorp on October 11, 2012 pursuant to a secondary bought deal offering for gross proceeds to Goldcorp of $44 million. Approximately $32.2 million remains outstanding under the Promissory Note.

Sale of Escobal Project and Subsequent Financing

On June 8, 2010, Goldcorp completed the sale of the Escobal silver deposit (the “Escobal Project”) in Guatemala to Tahoe Resources Inc. (“Tahoe”). In consideration for the sale of the Escobal Project, Goldcorp received 47,766,000 common shares of Tahoe, representing approximately 40% of Tahoe’s then issued and outstanding common shares on a fully-diluted basis and $224.6 million in cash. Goldcorp, for so long as it holds at least 20% of Tahoe’s issued and outstanding common shares, has the right, subject to certain conditions, to participate in future equity financings and certain non-cash transactions undertaken by Tahoe to maintain its percentage interest in Tahoe.

On December 23, 2010, Goldcorp maintained its percentage interest in Tahoe through the purchase of 10,285,692 common shares of Tahoe for the aggregate purchase price of $144 million. Goldcorp currently holds approximately 39.9% of Tahoe’s issued and outstanding common shares.

Acquisition of 70% Interest in El Morro Project

On February 16, 2010, Goldcorp Tesoro Inc. (“GTI”), a wholly-owned subsidiary of the Corporation, completed the acquisition of the 70% interest in the El Morro Project from Datawave Sciences, Inc. (“Datawave”), a wholly-owned subsidiary of New Gold following the exercise of Datawave’s right of first refusal with Xstrata Chile. GTI advanced $463 million to Inversiones Subco, SpA (“Inversiones”), a newly-formed Chilean subsidiary of Datawave, to fund the acquisition of the 70% interest from Xstrata. GTI also advanced $50 million to Datawave to capitalize Inversiones. Following the acquisition of the Xstrata interest by Inversiones, GTI acquired the shares of Inversiones from Datawave and the parties agreed to amend certain terms of the El Morro shareholders agreement, including with respect to Datawave’s capital funding obligations. The El Morro Project is an advanced stage gold-copper project located in north-central Chile, Region III, approximately 80 kilometres east of the city of Vallenar.

Acquisition of Canplats and Camino Rojo Project

On February 4, 2010, Goldcorp completed the acquisition of Canplats Resources Corporation (“Canplats”) (the “Canplats Acquisition”). In connection with the Canplats Acquisition, each Canplats share was exchanged for $4.80 in cash. In the aggregate, $289.0 million in cash was paid to Canplats shareholders. The Camino Rojo Project, acquired through the Canplats Acquisition, is located approximately 50 kilometres from Goldcorp’s Peñasquito Mine and expands Goldcorp’s land package in the district to more than 4,600 square kilometres.

DESCRIPTION OF THE BUSINESS

Goldcorp is engaged in the acquisition, exploration, development and operation of gold properties. The Corporation continues to investigate and negotiate the acquisition of additional gold mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

The Corporation’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. As a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the gold doré. In addition to gold, the Corporation also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito Mine and Alumbrera Mine which is sold to third party refineries.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Corporation to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, the Corporation also competes with its competitors over sourcing raw materials and supplies used in connection with its mining operations, as well as for skilled experienced workers. See “Risk Factors – Availability of Supplies”, “Risk Factors – Availability of Key Executives and Other Personnel” and “Risk Factors – Competition”.

Operations

Raw Materials

The Corporation has (i) gold Mineral Reserves at the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the El Sauzal Mine and the Éléonore Project; (ii) gold and silver Mineral Reserves at the Wharf Mine, the Dee/South Arturo Project, the Los Filos Mine, the Marlin Mine and the Cerro Negro Project; (iii) gold and copper Mineral Reserves at the El Morro Project and the Alumbrera Mine; (iv) gold, silver and copper Mineral Reserves at the Pueblo Viejo Mine; and (v) gold, silver, lead and zinc Mineral Reserves at the Peñasquito Mine.

Environmental Protection Requirements

The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Corporation’s total liability for reclamation and closure cost obligations at December 31, 2012 was $519 million. The undiscounted value of this liability is $2,813 million, calculated using an effective weighted inflation rate assumption of 2%. Reclamation expenditures for the year ended December 31, 2012 were $21 million.

See “Environmental and Sustainability Policy” below and the disclosure regarding environmental matters under the respective descriptions of the Corporation’s material mineral properties herein for further details regarding environmental matters.

Employees

As at December 31, 2012, the Corporation had the following employees and contractors:

Location	Full-Time Salaried (Non-Union)	Full-Time Salaried (Union)	Hourly (Non-Union)	Hourly (Union)	Contractors

Vancouver Office	128	0	0	0	6
Toronto Office	16	0	0	0	0
Reno Office	22	0	0	0	0
Mexico Offices	159	0	0	0	0
Guatemala Office	28	0	0	0	0
Chile Offices	71	0	0	0	65
Argentina Offices	48	0	0	0	0
Equity Silver Mine	5	0	0	0	0
Éléonore Project	89	0	40	0	361
Musselwhite Mine	154	0	385	0	277
Porcupine Mine	246	0	242	258	375
Red Lake Gold Mines	329	0	647	0	335
Marigold Mine	62	0	266	0	58
Wharf Mine	36	0	116	0	136
El Sauzal Mine	114	0	262	0	153
Los Filos Mine	298	0	0	838	1,359
Peñasquito Mine	392	0	0	1,278	1,387
Marlin Mine	1,312	0	65	0	1,143
Cerro Blanco Project	123	0	0	0	82
San Martín Mine	8	0	0	0	17
El Morro Project	3	0	0	0	23
Cerro Negro Project	207	194	0	0	1744
Expatriates	96	0	0	0	0

	3,946	194	2,023	2,374	7,521

The above table does not include employees at the Alumbrera Mine and the Pueblo Viejo Mine for which the Corporation owns 37 1/2% and 40%, respectively, and is not the operator.

Generally, management believes that labour relations at all of Goldcorp’s locations are good. Despite this, recent increased demand for skilled workers in the resource industry and increased demand for higher wages have led to higher employee turnover and increasing costs at some of Goldcorp’s operations. See “Risk Factors – Availability of Key Executives and Other Personnel”.

Foreign Operations

The Corporation currently owns, among other interests, 66 2/3% of the Marigold Mine in the United States, 100% of the Wharf Mine in the United States, 40% of the Dee/South Arturo Project in the United States, 100% of the Peñasquito Mine in Mexico, 100% of the Los Filos Mine in Mexico, 100% of the El Sauzal Mine in Mexico, 100% of the Noche Buena Project in Mexico, 100% of the Camino Rojo Project in Mexico, 100% of the Marlin Mine in Guatemala, 40% of the Pueblo Viejo Mine in the Dominican Republic, 100% of the Cerro Negro Project in Argentina, 70% of the El Morro Project in Chile, 37 1/2% of the Alumbrera Mine in Argentina and 100% of the Cerro Blanco Project in Guatemala. Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”, “Risk Factors – Resource Nationalism”, “Risk Factors – Government Regulation”, “Risk Factors – Economic and Political Instability in Argentina”, “Risk Factors – Security in Mexico”, and “Risk Factors – Corruption and Bribery Risk”.

Safety Commitment

The Corporation’s vision of making Goldcorp “Safe Enough for Our Families” is well understood by its employees and the Corporation continues to advance safety performance across all regions of its operations and projects. At the end of 2012, safety performance, as measured by the frequency of reportable incidents, had improved by 15% while our lost time injury frequency rate remained comparable to 2011. The Corporation’s focus in 2013 will be on eliminating fatalities after experiencing two fatalities in 2012. Goldcorp is continually striving to improve its safety record and as a result of analyses, has put an additional focus on several key areas, including: (a) increased senior management visibility in the field; (b) improved risk identification and communication across the Corporation; and (c) improvement of emergency response times for remote locations.

In 2012, as part of its safety commitment, Goldcorp continued a strategy of behavioural and culture safety training to address safety performance. Over 1,000 of the Corporation’s senior managers and leaders have taken a Safety Leadership Training program and in 2012, over 3,500 employees completed an additional safety behavioral training. The implementation of a company-wide incident investigation process is also helping Goldcorp identify the root causes of potential significant incidents and allows Goldcorp to share such observations across the Corporation. In 2012, the implementation of Goldcorp’s safety management system continued throughout its operations and projects and Goldcorp began a self-assessment process in order to better understand the effectiveness of the system. This self-assessment review is a continuous improvement tool which will allow each site to better focus on its weaknesses year after year. In 2012, five peer-review assessments of operations (Golden Eye safety reviews) were also completed within the Corporation in order to share best practices and assist with risk mitigation strategies. In November 2012, a delegation of 35 members of Goldcorp’s senior management participated in the Safety and Health conference of the International Council of Mining and Metals, held in Santiago, Chile. Charles A. Jeannes, President and Chief Executive Officer, George Burns, Executive Vice President and Chief Operating Officer, and Paul Farrow, Senior Vice President of People and Safety delivered speeches and held meetings with the Goldcorp team at the end of the conference. This meeting defined the outline for Goldcorp’s 2013 Safety and Health program. Furthermore, in 2012, Goldcorp delivered an intensive program of air quality monitoring at its Canadian underground mines. This program aims to support the continuous air quality improvement efforts at these sites.

Occupational Health and Safety Policy

The Corporation has previously adopted an occupational health and safety policy (the “Occupational Health and Safety Policy”) that guides the Corporation’s objective of a safe and healthy workplace. The Occupational Health and Safety Policy provides that Goldcorp will develop and implement effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment. The Occupational Health and Safety Policy is available on the Corporation’s website at www.goldcorp.com.

Corporate Social Responsibility Policy

Goldcorp’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities.

The Corporation has adopted a corporate social responsibility policy (the “Corporate Social Responsibility Policy”) that is guided by international standards and best practices and is supported by strategic relationships and other policies. Goldcorp believes that partnerships are the foundation of constructive, creative and sustainable development. The Corporate Social Responsibility Policy provides that Goldcorp will meet its objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into the Corporation’s business processes. The Sustainability, Environment, Health and Safety Committee of the Board of Directors is responsible for overseeing the Corporate Social Responsibility Policy and information regarding assessments and performance will be made available to the public through annual GRI (as defined below) reporting. The Corporate Social Responsibility Policy is available on the Corporation’s website at www.goldcorp.com in English, Spanish and French.

During 2012, Goldcorp implemented components of its corporate social responsibility framework at the all of its operating sites and projects, including: socio-economic baseline studies, stakeholder mapping and prioritization and upgraded grievance mechanisms. In addition, some of Goldcorp’s noteworthy corporate social responsibility activities and initiatives continue to include, among other things, the following:

•

United Nations Global Compact (“UN Global Compact”) – The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. In 2009, Goldcorp became a signatory to the UN Global Compact.

•

International Council on Mining and Metals (“ICMM”) – The ICMM is a collaborative organization comprised of mining and metals companies and associations working together on sustainability-related issues important to the mining industry, of which Goldcorp is a member. The ICMM is a contributor to sustainable development and requires members to perform based on principles of sustainable development.

•

Global Reporting Initiative (“GRI”) – The GRI is intended to serve as a generally accepted framework for reporting on an organization’s economic, environmental, and social performance. The GRI Reporting Framework contains general and sector-specific content applicable for reporting an organization’s sustainability performance. Goldcorp has committed to using the GRI as the basis for its sustainability reporting and has been reporting to and against the GRI since 2007.

•

Extractive Industries Transparency Initiative (“EITI”) – The EITI is a partnership of governments, international organizations, companies, non-governmental organizations, investors and business and industrial organizations with the aim to strengthen governance by improving transparency in transactions between governments and companies in the extractive industries. This transparency will in turn improve public awareness of the revenues from these industries, increasing the likelihood that they will contribute to sustainable development and poverty reduction. Goldcorp is an active supporter of the EITI, through the Corporation’s membership in the ICMM and individual corporate action. In countries where governments have indicated a desire to be a part of the process, Goldcorp is actively involved in contributing to the success of the initiative.

•

Voluntary Principles on Security and Human Rights (“Voluntary Principles”) – Governments of the United States and the United Kingdom, companies in the extractive and energy sectors and non-governmental organizations have developed a set of voluntary principles to guide companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Although Goldcorp is presently in the process of reviewing its formal participation in the Voluntary Principles, the Corporation nonetheless embraces the Voluntary Principles and seeks to support their core values, including multi-stakeholder dialogue among government, non-government organizations and the Corporation.

See also, “Environmental and Sustainability Policy” below.

Human Rights Policy

Goldcorp has adopted a human rights policy (the “Human Rights Policy”) which integrates human rights best practices into business processes and informs decision-making and due diligence processes. The Human Rights

Policy provides that Goldcorp shall operate in a way that respects human rights of employees and the communities in which the Corporation operates. The Human Rights Policy is guided by international laws and provides for, among other things, human rights of indigenous peoples in association with Convention 69 of the International Labour Organization (“ILO Convention 169”).

The Human Rights Policy recognizes that while governments have the primary responsibility to protect human rights, Goldcorp’s activities have the potential to impact the human rights of individuals affected by its business operations. As such, the Human Rights Policy provides that Goldcorp will seek constructive dialogues and partnerships with a variety of stakeholders on its human rights performance, especially those impacted directly by its operations. Furthermore, beginning in 2012, to meet its responsibilities to respect human rights, the Corporation commenced developing the necessary materials and partnerships to commence the training of all its employees and contractors on human rights and the Human Rights Policy. This training and its impact will be monitored and measured for effectiveness.

The Sustainability, Environment, Health and Safety Committee of the Board of Directors is responsible for overseeing the Human Rights Policy and information regarding assessments and performance will be made available to the public through annual GRI reporting. The Human Rights Policy is available on the Corporation’s website at www.goldcorp.com in English, Spanish and French.

Environmental and Sustainability Policy

Goldcorp has implemented an environmental and sustainability policy (the “Environmental and Sustainability Policy”) which states that the Corporation and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting Goldcorp’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment. The Environmental and Sustainability Policy is available on the Corporation’s website at www.goldcorp.com.

To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:

•	Design, construct, operate and close the Corporation’s facilities to comply with applicable local regulations and laws and to meet international guidelines.

•

Promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities in the implementation through the use of integrated management systems.

•	Promote the development and implementation of effective systems to minimize risks to health, safety and the environment.

•	Be proactive in community development programs so the communities are not reliant on the mines for their future.

•	Communicate openly with employees, local stakeholders and governments on the Corporation’s plans, programs and performance.

•

Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Corporation’s materials, resources and products.

•	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

Goldcorp believes that its Environmental and Sustainability Policy is effective in that none of its mineral properties received any fines nor notices of violation of environmental laws or regulations during the year ended December 31, 2012 of a material nature.

Goldcorp’s properties are routinely inspected by regulatory staff to ensure that such properties are in compliance with applicable environmental laws and regulations. Such properties are also periodically audited by internal staff to ensure that such properties are in compliance with applicable environmental laws and regulations as well as the Environmental and Sustainability Policy and standards. Such internal review also identifies areas where best practices can be updated. The Sustainability, Environment, Health and Safety Committee of the Board of Directors is responsible for overseeing the Environmental and Sustainability Policy.

As part of Goldcorp’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Goldcorp requires preparation of a closure plan. As part of the Corporation’s annual strategic business planning, the Corporation, through interaction with its sites, identifies the significant environmental risks and reviews and updates the total closure costs for each property to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. This process ensures that the Corporation properly budgets for the costs associated with implementing the environmental policies.

In addition to the initiatives described above under “Corporate Social Responsibility Policy”, and consistent with the Environmental and Sustainability Policy, additional initiatives of particular importance to Goldcorp relating to the protection of the environment and sustainability are:

•

Carbon Disclosure Project (“CDP”) – The CDP is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. The goal of the CDP is to facilitate a dialogue, supported by quality information, from which a rational response to climate change will emerge. Goldcorp made its first submission to the CDP in 2007, and continues to report on an annual basis.

•

International Cyanide Management Code (the “Cyanide Code”) – The Cyanide Code is a voluntary industry program for companies involved in the production of gold by the cyanidation process and focuses on the management of cyanide and cyanide solutions. The Cyanide Code addresses the production of cyanide, its transport from the producer to the mine, its on-site storage and use, decommissioning and financial assurance, worker safety, emergency response, training, stakeholder involvement and implementation verification. Goldcorp became a signatory to the Cyanide Code in July 2007, and currently has nine mines in four countries that are fully certified under the code (including Red Lake Gold Mines, Porcupine Mine, Musselwhite Mine, Marigold Mine, Wharf Mine, Peñasquito Mine, Los Filos Mine, El Sauzal Mine and Marlin Mine). Goldcorp now has all of its nominated operations certified to the Cyanide Code.

As it relates to climate change, the Corporation acknowledges climate change as an international and community concern. Accordingly, Goldcorp supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. Goldcorp is committed to reducing energy consumption and greenhouse gas emissions and it promotes energy efficiency at all of its operations. Goldcorp has implemented a corporate-wide energy strategy and established objectives and targets with respect to energy.

Access to available water resources is another environmental concern to the Corporation and is under increasing pressure. Goldcorp’s use of water resources can have potentially significant environmental impact if they are not designed and managed well and, as such, efficient water management is a priority at all Goldcorp’s operations. Goldcorp has a particular focus on recycling process water. Other initiatives that Goldcorp has adopted include predictive water balance models, continuous improvement programs, and performance monitoring systems. For operations located in water-sensitive regions, Goldcorp monitors risks associated with water quality and quantity, and the potential impact on local communities. Goldcorp intends to implement a corporate-wide water strategy and establish more specific objectives and targets in 2013.

On May 30, 2011, Goldcorp was recognized by NASDAQ as one of the top 100 companies in the world for its sustainability practices as part of its NASDAQ OMX CRD Global Sustainability Index. The NASDAQ OMX

CRD Global Sustainability Index is an equity-weighted index made up of 100 companies that lead in measuring and reporting their carbon footprint, energy usage, water consumption, hazardous and non-hazardous waste generation, workforce initiatives and community investing. Included companies must voluntarily disclose their current environmental, social and governance risks as well as their revenue opportunities and how it will affect future performance. Goldcorp was added to the Dow Jones Sustainability Index North America on September 24, 2012, which includes 340 global companies indentified as leaders in the areas of sustainable economic, environmental and social performance. In addition, in 2012, Goldcorp in Mexico was named a socially responsible company noted for excellence in Ethical Conduct, Environmental Stewardship and Community Engagement by the Mexican Centre for Philanthropy and the Alliance for Corporate Responsibility.

Technical Information

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Wharf Mine, the Éléonore Project, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Marlin Mine, the Pueblo Viejo Mine, the Cerro Blanco Project, the Noche Buena Project, the San Nicolas Project, the Cerro Negro Project and the El Morro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 27, 2010 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions

The estimated ore reserves and Mineral Resources for the Alumbrera Mine have been calculated in accordance with the current (2004) version of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates

Ore Reserve/Mineral Reserve Estimates

The following table sets forth the estimated gold, silver and copper Ore Reserves/Mineral Reserves for the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Wharf Mine, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Cerro Negro Project, the Alumbrera Mine, the Marlin Mine, the Pueblo Viejo Mine, the Éléonore Project, the El Morro Project and the Camino Rojo Project as of December 31, 2012:

Proved/Proven and Probable Gold, Silver and Copper Ore/Mineral Reserves (1)(2)(9)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Red Lake Gold Mines (3)	Proven	2.00	11.85	—	—	0.76	—	—
	Probable	8.49	9.04	—	—	2.47	—	—

	Proven + Probable	10.48	9.57	—	—	3.23	—	—

Porcupine Mine	Proven	27.79	1.57	—	—	1.40	—	—
	Probable	80.98	1.13	—	—	2.94	—	—

	Proven + Probable	108.78	1.24	—	—	4.35	—	—

Musselwhite Mine	Proven	5.26	6.79	—	—	1.15	—	—
	Probable	5.97	5.94	—	—	1.14	—	—

	Proven + Probable	11.23	6.34	—	—	2.29	—	—

Marigold Mine	Proven	23.37	0.68	—	—	0.51	—	—
(Goldcorp’s 66 2/3% interest)	Probable	173.06	0.50	—	—	2.77	—	—

	Proven + Probable	196.43	0.52	—	—	3.28	—	—

Wharf Mine	Proven	10.32	0.81	2.99	—	0.27	0.99	—
	Probable	11.80	0.82	3.65	—	0.31	1.38	—

	Proven + Probable	22.12	0.82	3.34	—	0.58	2.37	—

Dee/South Arturo Project	Proven	—	—	—	—	—	—	—
(Goldcorp’s 40% interest)	Probable	20.42	1.44	7.07	—	0.95	4.64	—

	Proven + Probable	20.42	1.44	7.07	—	0.95	4.64	—

Los Filos Mine (4)	Proven	72.61	0.96	5.28	—	2.25	12.32	—
	Probable	224.10	0.72	5.58	—	5.18	40.21	—

	Proven + Probable	296.71	0.78	5.51	—	7.43	52.54	—

El Sauzal Mine	Proven	—	—	—	—	—	—	—
	Probable	—	—	—	—	—	—	—

	Proven + Probable	4.42	1.52	—	—	0.22	—	—

Peñasquito Mine (5)	Proven	577.90	0.55	29.37	—	10.27	545.76	—
Mill	Probable	484.71	0.31	20.78	—	4.90	323.76	—

	Proven + Probable	1,062.60	0.44	25.45	—	15.17	869.52	—

Peñasquito Mine (5)	Proven	32.34	0.15	14.58	—	0.16	15.16	—
Heap Leach	Probable	87.41	0.13	9.65	—	0.36	27.12	—

	Proven + Probable	119.75	0.13	10.98	—	0.52	42.28	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)
Cerro Negro Project(6)	Proven	0.04	11.08	204.00	—	0.01	0.26	—
	Probable	18.87	9.43	80.94	—	5.72	49.10	—

	Proven + Probable	18.91	9.43	81.20	—	5.74	49.36	—

Alumbrera Mine	Proved	78.75	0.36	—	0.36	0.91	—	625
(Goldcorp’s 37 1/2% interest)	Probable	2.51	0.23	—	0.27	0.02		15

	Proved + Probable	81.26	0.36	—	0.36	0.93	—	640

Marlin Mine	Proven	3.52	3.37	116.81	—	0.38	13.23	—
	Probable	3.91	4.91	253.17	—	0.62	31.85	—

	Proven + Probable	7.44	4.18	188.56	—	1.00	45.08	—

Pueblo Viejo Mine (7)	Proven	13.88	3.49	25.66	0.08	1.56	11.45	25
(Goldcorp’s 40% interest)	Probable	96.06	2.74	16.54	0.10	8.45	51.08	207
	Proven + Probable	109.94	2.83	17.69	0.10	10.01	62.53	232

Éléonore Project (8)	Proven	—	—	—	—	—	—	—
	Probable	12.48	7.56	—	—	3.03	—	—

	Proven + Probable	12.48	7.56	—	—	3.03	—	—

El Morro Project	Proven	233.95	0.56	—	0.55	4.24	—	2,818
(Goldcorp’s 70% interest)	Probable	215.56	0.36	—	0.44	2.49	—	2,068

	Proven + Probable	449.51	0.47	—	0.49	6.73	—	4,886

Camino Rojo Project	Proven	—	—	—	—	—	—	—
	Probable	66.76	0.76	14.94	—	1.63	32.07	—
	Proven + Probable	66.76	0.76	14.94	—	1.63	32.07	—

Total	Proved/Proven					23.87	599.18	3,468
	Probable					42.99	561.21	2,290
	Proved/Proven + Probable					67.08	1,160.40	5,758

(1)	All Mineral Reserves or Ore Reserves have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Reserves and Ore Reserves have been reported as of December 31, 2012.
(2)	All Mineral Reserves and Ore Reserves set out in the table above, have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.
(3)	The Mineral Reserves for the Red Lake Gold Mines set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Red Lake Gold Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.
(4)	The Mineral Reserves for the Los Filos Mine set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Los Filos Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(5)	The Mineral Reserves for the Peñasquito Mine set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(6)	The Mineral Reserves for the Cerro Negro Project set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Cerro Negro Project, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.
(7)	The Mineral Reserves for the Pueblo Viejo Mine set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Pueblo Viejo Mine, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.
(8)	The Mineral Reserves for the Éléonore Project set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Éléonore Project, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.
(9)	Numbers may not add up due to rounding.

The following table sets forth the estimated lead and zinc Mineral Reserves for the Peñasquito Mine – Mill as of December 31, 2012:

Proven and Probable Lead and Zinc Mineral Reserves (1)(2)(3)(4)

		Grade		Contained Metal
Category	Tonnes	Lead	Zinc	Lead	Zinc
	(millions)	(%)	(%)	(millions of pounds)	(millions of pounds)

Proven	577.90	0.29	0.70	3,702.99	8,928.54
Probable	484.71	0.20	0.47	2,111	5,032
Proven + Probable	1,062.60	0.25	0.60	5,814	13,961

(1)	All Mineral Reserves have been calculated in accordance with the CIM Standards. All Mineral Reserves have been reported as of December 31, 2012.
(2)	All Mineral Reserves set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.
(3)	The Mineral Reserves for the Peñasquito Mine set out in the table above are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(4)	Numbers may not add up due to rounding.

Mineral Resource Estimates

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated gold, silver and copper Mineral Resources for the Red Lake Gold Mines, the Cochenour Deposit, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Wharf Mine, the Éléonore Project, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Cerro Negro Project, the Marlin Mine, the Pueblo Viejo Mine, the El Morro Project, the Cerro Blanco Project, the Noche Buena Project, the San Nicolas Project and the Camino Rojo Project as of December 31, 2012:

Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(9)(10)

(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Red Lake Gold Mines (3)	Measured	1.47	18.36	—	—	0.87	—	—
	Indicated	3.22	14.07	—	—	1.46	—	—

	Measured + Indicated	4.69	15.41	—	—	2.32	—	—

	Inferred	3.19	16.11	—	—	1.65	—	—

Cochenour Deposit (3)	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—

	Inferred	9.05	11.18	—	—	3.25	—	—

Porcupine Mine	Measured	37.20	1.25	—	—	1.50	—	—
	Indicated	132.02	1.16	—	—	4.94	—	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)
	Measured + Indicated	169.22	1.18	—	—	6.43	—	—

	Inferred	18.85	1.95	—	—	1.18	—	—

Musselwhite Mine	Measured	0.11	4.84	—	—	0.02	—	—
	Indicated	0.35	5.88	—	—	0.07	—	—

	Measured + Indicated	0.46	5.63	—	—	0.08	—	—

	Inferred	4.99	5.72	—	—	0.92	—	—

Marigold Mine	Measured	1.05	0.48	—	—	0.02	—	—
(Goldcorp’s 66 2/3% interest)	Indicated	29.34	0.42	—	—	0.40	—	—

	Measured + Indicated	30.39	0.42	—	—	0.42	—	—

	Inferred	54.17	0.43	—	—	0.74	—	—

Wharf Mine	Measured	6.98	0.84	4.73	—	0.19	1.06	—
	Indicated	1.62	0.98	4.12	—	0.05	0.21	—

	Measured + Indicated	8.60	0.87	4.62	—	0.24	1.28	—

	Inferred	—	—	—	—	—	—	—

Éléonore Project (4)	Measured	0.14	10.01	—	—	0.04	—	—
	Indicated	1.23	11.05	—	—	0.44	—	—

	Measured + Indicated	1.36	10.95	—	—	0.48	—	—

	Inferred	12.25	10.60	—	—	4.17	—	—

Dee/South Arturo Project	Measured	—	—	—	—	—	—	—
(Goldcorp’s 40% interest)	Indicated	9.90	1.53	7.42	—	0.49	2.36	—

	Measured + Indicated	9.90	1.53	7.42	—	0.49	2.36	—

	Inferred	17.01	0.51	2.38	—	0.28	1.30	—

Los Filos Mine (5)	Measured	9.61	1.90	8.48	—	0.59	2.62	—
	Indicated	61.41	0.89	6.76	—	1.76	13.35	—

	Measured + Indicated	71.02	1.03	7.00	—	2.35	15.97	—

	Inferred	239.18	0.84	6.04	—	6.49	46.47	—

El Sauzal Mine	Measured	1.45	0.92	—	—	0.04	—	—
	Indicated	0.70	1.51	—	—	0.03	—	—

	Measured + Indicated	2.15	1.11	—	—	0.08	—	—

	Inferred	0.04	1.35	—	—	0.00	—	—

Peñasquito Mine (6)	Measured	125.56	0.17	14.44	—	0.67	58.29	—
Mill	Indicated	451.43	0.19	13.12	—	2.74	190.43	—

	Measured + Indicated	576.98	0.18	13.41	—	3.41	248.72	—

	Inferred	126.63	0.20	9.13	—	0.83	37.17	—

Peñasquito Mine (6)	Measured	3.68	0.06	5.01	—	0.01	0.59	—
Heap Leach	Indicated	21.77	0.07	4.19	—	0.05	2.93	—

	Measured + Indicated	25.45	0.07	4.31	—	0.06	3.52	—

	Inferred	50.66	0.17	1.61	—	0.28	2.62	—

Cerro Negro Project (7)	Measured	—	—	—	—	—	—	—
	Indicated	5.12	3.12	22.95	—	0.51	3.78	—

	Measured + Indicated	5.12	3.12	22.95	—	0.51	3.78	—

	Inferred	5.32	4.81	34.35	—	0.82	5.87	—

Marlin Mine	Measured	0.10	2.88	108.23	—	0.01	0.35	—
	Indicated	0.36	2.66	100.69	—	0.03	1.15	—

	Measured + Indicated	0.46	2.71	102.36	—	0.04	1.50	—

	Inferred	0.44	4.51	210.78	—	0.06	3.01	—

Pueblo Viejo Mine (8)	Measured	2.61	2.47	15.20	0.12	0.21	1.28	7
(Goldcorp’s 40% interest)	Indicated	78.17	2.13	11.82	0.09	5.36	29.71	157
	Measured + Indicated	80.78	2.14	11.93	0.09	5.57	30.99	164
	Inferred	6.57	2.18	14.32	0.07	0.46	3.02	11

El Morro Project	Measured	3.89	0.48	—	0.57	0.06	—	49
(Goldcorp’s 70% interest)	Indicated	19.31	0.39	—	0.51	0.24	—	216

	Measured + Indicated	23.20	0.40	—	0.52	0.30	—	264

	Inferred	472.19	0.25	—	0.35	3.85	—	3,689

Cerro Blanco Project	Measured	—	—	—	—	—	—	—
	Indicated	2.52	15.64	72.00	—	1.27	5.83	—

	Measured + Indicated	2.52	15.64	72.00	—	1.27	5.83	—

	Inferred	1.35	15.31	59.60	—	0.67	2.59	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)
Noche Buena Project	Measured	—	—	—	—	—	—	—
	Indicated	71.75	0.42	14.06	—	0.96	32.44	—

	Measured + Indicated	71.75	0.42	14.06	—	0.96	32.44	—

	Inferred	17.67	0.42	13.92	—	0.24	7.91	—

San Nicolas Project	Measured	—	—	—	—	—	—	—
(Goldcorp’s 21% interest)	Indicated	19.26	0.46	26.70	1.24	0.28	16.53	527
	Measured + Indicated	19.26	0.46	26.70	1.24	0.28	16.53	527
	Inferred	2.28	0.26	17.40	1.24	0.02	1.27	62

Camino Rojo Project	Measured	—	—	—	—	—	—	—
	Indicated	23.14	0.76	14.94	—	0.57	11.11	—

	Measured + Indicated	23.14	0.76	14.94	—	0.57	11.11	—

	Inferred	0.64	0.27	4.53	—	0.01	0.09	—

Total	Measured					4.21	64.19	56
	Indicated					21.65	309.85	899
	Measured + Indicated					25.86	374.04	955
	Inferred					25.93	111.33	3,762

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Resources have been reported as of December 31, 2012.
(2)	All Mineral Resources set out in the table above, have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.
(3)	The Mineral Resources for Red Lake Gold Mines and the Cochenour Deposit set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Red Lake Gold Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.
(4)	The Mineral Resources for the Éléonore Project set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Éléonore Project, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.
(5)	The Mineral Resources for the Los Filos Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Los Filos Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(6)	The Mineral Resources for the Peñasquito Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(7)	The Mineral Resources for the Cerro Negro Project set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Cerro Negro Project, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.
(8)	The Mineral Resources for the Pueblo Viejo Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Pueblo Viejo Mine, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.
(9)	All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assured that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
(10)	Numbers may not add up due to rounding.

The following table sets forth the estimated lead and zinc Mineral Resources for the Peñasquito Mine, the Camino Rojo Project and the San Nicolas Project as of December 31, 2012:

Measured, Indicated and Inferred Lead and Zinc Mineral Resources (1)(2)(4)

(excluding Proven and Probable Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Lead	Zinc	Lead	Zinc
		(millions)	(%)	(%)	(millions of pounds)	(millions of pounds)

Peñasquito Mine (3)	Measured	125.56	0.15	0.39	426	1,083
Mill	Indicated	451.43	0.13	0.34	1,275	3,410
	Measured + Indicated	576.98	0.13	0.35	1,700	4,493
	Inferred	126.63	0.14	0.26	382	736

Camino Rojo Project	Measured	0.00	0.23	0.37	—	—
	Indicated	23.14	0.17	0.37	89	189
	Measured + Indicated	23.14	0.17	0.37	89	189
	Inferred	0.64	0.08	0.25	1	4

San Nicolas Project	Measured	—	—	—	—	—
	Indicated	19.26	—	1.68	—	713

	Measured + Indicated	19.26	—	1.68	—	713

	Inferred	2.28	—	0.97	—	49

Total	Measured				426	1,083
	Indicated				1,364	4,312
	Measured + Indicated				1,789	5,395
	Inferred				384	788

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards. All Mineral Resources have been reported as of December 31, 2012.
(2)	All Mineral Resources set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.
(3)	The Mineral Resources for the Peñasquito Mine set out in the table above are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.
(4)	Numbers may not add up due to rounding.

MINERAL PROPERTIES

CANADA AND THE UNITED STATES

The Corporation’s properties in Canada and the United States include the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Éléonore Project, the Marigold Mine (66 2/3%), the Wharf Mine and the Dee/South Arturo Project (40%). The Red Lake Gold Mines and the Éléonore Project, each described below, are considered to be material mineral properties to Goldcorp.

RED LAKE GOLD MINES, CANADA

The Red Lake Gold Mines are directly and indirectly wholly-owned by Goldcorp. The Red Lake Gold Mines are located in the Red Lake district, Ontario. The nearby Bruce Channel discovery (now forming part of the Cochenour Deposit) secures control of eight kilometres of strike length in the heart of the Red Lake trend. Development of the Cochenour Deposit is advancing toward first gold production in 2015.

Stephane Blais, P.Eng., Technical Services Manager, Red Lake Gold Mines, Chris Osiowy, P.Geo., Manager of Exploration, Red Lake Gold Mines, and Ian Glazier, P.Eng., Processing Manager, Red Lake Gold Mines, prepared a technical report in accordance with NI 43-101 entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” (the “Red Lake Report”) dated March 14, 2011, as amended March 30, 2011. Stephane Blais, Chris Osiowy and Ian Glazier are each qualified persons under NI 43-101. The following description of the Red Lake Gold Mines has been summarized, in part, from the Red Lake Report and readers should consult the Red Lake Report to obtain further particulars regarding the Red Lake Gold Mines. The Red Lake Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

All scientific and technical information in this summary relating to any updates to the Red Lake Gold Mines since the date of the Red Lake Report, other than the Mineral Reserve and Mineral Resource estimates, has been reviewed and approved by the authors of the Red Lake Report.

The Mineral Reserve and Mineral Resource estimates for the Red Lake Gold Mines and the Cochenour Deposit included in the following section have been reviewed and approved by Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

Project Description and Location

The Red Lake Gold Mines are owned by Goldcorp (72%) and Goldcorp Canada (28%) through a partnership. The operations comprise the former Campbell and Red Lake underground mines, which are now integrated and operate as a single entity by the partnership. For the purposes of the Red Lake Report, the shafts and mill at Red Lake are collectively termed the “Red Lake Complex” and those at Campbell are termed the “Campbell Complex”. The combined mine area can also be referred to as the greater “Red Lake–Campbell Complex”. The Cocheneur complex (the “Cocheneur Complex”) covers mineralization located on the former Cochenour–Willans mine and the former Gold Eagle mines property which hosts the Western Discovery Zone deposit and the new Cochenour deposit (the Cochenour deposit was previously referred to as the Bruce Channel deposit; and the Western Discovery Zone and Cochenour deposits are collectively now referred to as the “Cochenour Deposit”). Goldcorp acquired a 100% share of the Gold Eagle properties on September 25, 2008 from Gold Eagle Mines Ltd. (“Gold Eagle”).

The Red Lake Gold Mines are situated 180 kilometres north of the town of Dryden, Ontario. The Red Lake Complex consists of 89 patented mineral claims covering 1,254 hectares and the Campbell Complex consists of 77 patented mineral claims covering 1,084 hectares. The claims are held in the name of either Goldcorp, or Goldcorp Canada, or jointly by the two companies. The Cochenour Complex covers 1,358 hectares, and comprises 110 patented mineral rights, licences of occupation, lease mineral rights, and one staked claim. The tenure is jointly held in the names of Goldcorp (72%), Goldcorp Canada (28%) or, in the case of 72 of the claims, currently beneficially held by Goldcorp but later to be held in the names of Goldcorp (72%) and Goldcorp Canada (28%). Note that patents are renewable so long as the lease is being used for mining purposes and either actual production is being carried out or exploration is being performed. Required fees and duties have been paid to the appropriate authorities and the claims are in good standing.

Goldcorp holds sufficient surface rights to support the Red Lake–Campbell mining operations, and associated infrastructure, and sufficient surface rights in the Cochenour Complex to support any proposed re-development. Environmental permits are required by various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time. In 2012, applications for amendments were made, and subsequently obtained, for a sewage treatment plant expansion and for an air/noise permit at the Red Lake Gold Mines. Also in 2012, applications for amendments were made for a permit to take water and for an air/noise permit at the Cochenour Complex. Approval for both Cochenour permit amendments is pending. The Red Lake Gold Mines and Cochenour Complex closure plans were updated in 2012 and will be submitted in 2013 for approval. Goldcorp is satisfied that all environmental liabilities are identified in the existing closure plans for the operations, which are limited to those that would be expected to be associated with gold mines that have been operating for more than 60 years, and where production is from underground sources, including roads, site infrastructure, and waste and tailings disposal facilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Red Lake area is accessible by Highway 105, which joins the Trans Canada highway at Vermillion Bay, 175 kilometres south and 100 kilometres east of Kenora, Ontario. Commercial air services operate to Red Lake from Thunder Bay and Winnipeg. The climate in the Red Lake area is typical of a northern continental boreal climate with warm summers and cold winters. Temperatures range from 18 to 25 degrees Celsius in July, to minus 20 to minus 35 degrees Celsius in January. Annual precipitation is 650 millimetres, with snow generally on the ground from about November to March. Mining operations are conducted year-round.

Mining activities are conducted in and about the municipality of Red Lake (population 4,500) and are located near established power and road infrastructure. Local businesses offer most goods and services required for mineral exploration and development. Additional supplies can be sourced as needed from Thunder Bay, Winnipeg and Toronto. Together with multiple shaft accesses to the underground workings, Goldcorp maintains administrative, technical, operations support, and processing facilities on the active sites. There are modern camp facilities to maintain the required permanent workforce for operations and construction. Potable water is supplied by the municipality, and paid for on a usage basis. Process water is taken from Balmer Lake and Sandy Bay. Power is supplied through Hydro One via a radial line. Diesel-powered generators provide temporary emergency power in the event of a main electrical disruption to allow the mine site to maintain basic services. Waste rock is stored in designated areas at both the Red Lake and Campbell Complexes. The waste pads are located in a historic tailings area east of the site at the Red Lake Complex and on the northeast side of the main tailings pond at the Campbell Complex. The tailings storage facilities at the Campbell and Red Lake Complexes are currently permitted for dam raises that will provide storage to 2016 and 2018, respectively.

Topography comprises irregular hills and discontinuous ridges created by glaciofluvial material and till. These are separated by depressions and hollows occupied by lakes, ponds and muskeg. Much of the region is still untouched and is accessible only by air or canoe. The water level of Red Lake lies at 354 metres above sea level; typically elevations are subdued, with hills rising only about 50 metres above lake level. Vegetation comprises black spruce, fir, larch (tamarack) and pine in the poorer-drained areas, and poplar, birch, willow, alder and mountain ash, with a variety of shrubs in swampy areas. Bedrock outcrops are scattered and consist of less than one percent of the surface area. Soil is characterized by a 30 to 50 centimetre layer of topsoil overlying compact sand with traces of clay, gravel and scattered cobbles and boulders. Low-lying areas contain silty clay sediments that were deposited in glacial lakes. Overburden thicknesses vary from zero to over 50 metres.

History

Red Lake Complex

The first recorded prospecting in the Red Lake district was carried out by the northwestern Ontario Exploration Company in 1887. Red Lake was first staked during the Red Lake Gold Rush in 1926. In 1944, the property was re-staked and Dickenson Red Lake Mines Limited was incorporated. Production mining began in 1948 at a rate of 113 tonnes per day and increased to 454 tonnes per day in the 1970s. In the early 1980s, the mill capacity was increased to 907 tonnes per day and long-hole stoping was introduced. The change in mining method resulted in a severe drop in production grade. Cut-and-fill mining was subsequently re-introduced and production increased to approximately 907 tonnes per day by 1993 to 1994. An exploration core drilling program initiated in 1995 within the lower levels of the mine resulted in the discovery of a cluster of high grade gold veins. The #3 shaft was developed from January 2004 to January 2007 to a depth of 1,925 metres. Since the beginning of operations in 1948 until the end of 2012, 11.0 million tonnes grading 27.43 grams per tonne of gold has been treated, producing 9,165,240 gold ounces.

Campbell Complex

The Campbell claims were staked in 1926. Subsequently, there was a period of claim cancellations and re-staking of the area. In the 1940s, George and Colin Campbell re-staked the area, Campbell Red Lake Mines was incorporated and Dome Mines Limited (“Dome Mines”) purchased an option that eventually resulted in Dome Mines acquiring a 57% ownership interest in the Campbell Red Lake Mines company. In 1946, after additional exploration had been carried out, a four-compartment shaft with four levels was sunk to a depth of 182 metres. Mill construction began in 1948 and the mill went into operation the following year reaching a capacity of 272 tonnes per day. The shaft was deepened to 655 metres in the 1950s, to exploit a high-grade zone discovered on the 14th level of the mine. Following the merger between Campbell Red Lake Mines, Dome Mines and Placer Development Limited, in the 1990s, an autoclave was installed at the Campbell Complex, replacing the existing roaster, the mill flotation circuit was upgraded, a paste-fill plant constructed, an underground decline developed, and the Reid Shaft was commissioned. Since the beginning of operations in 1946 until the end of 2012, 21.4 million tonnes grading 19.33 grams per tonne of gold has been mined, producing 12,409,768 gold ounces.

Cochenour Complex

The original claims on the Cochenour-Willans property were staked in 1926 to 1927 by W.M Cochenour, D. Willans and H.G. Young, and in 1928 the Cochenour–Willans syndicate was formed. Cochenour–Willans Gold Mines Ltd. was incorporated in 1936 and production began in 1939 at a rate of 136 to 181 tonnes per day. Operations ran for 32 years, from 1939 to 1971, during which about 2.1 million tonnes grading 18.44 grams per tonne of gold was processed with approximately 1.24 million ounces of gold recovered. Underground mine workings extended down to the 670 metre level. A flotation circuit and smelting plant was constructed in 1940 and a roaster was added in 1947 to treat arsenical ore. The property was expanded through exercise of an option on the Marcus Mines Ltd. ground holding (“Marcus”) in 1951 and the Martin–McNeely Mines Ltd. tenure package (“Wilmar”) in 1958. Two exploration drives were completed by 1963 to the properties from 396 metres, 4,572 metres northeast and 1,676 metres southeast respectively. With the discovery at Wilmar of several gold-bearing lenses, an internal shaft was sunk from the 396 metre level to the 625 metre level with five stations developed at 45 metre intervals. The Cochenour–Willans mine operated at a loss after 1967, largely due to dilution of grade in the talcose ore at depth and the fixed gold price. Production from the Wilmar mine between 1967 and 1971 comprised about 190,510 tonnes at a grade of 10.28 grams of gold per tonne. Between mine closure in 1971 and 1991, the operations had a number of owners, including Camflo Mines, Wilanour Resources, Esso Minerals Canada and Inco Gold Inc. During this period work completed comprised drilling in support of exploration. In 1997, Goldcorp purchased a 100% interest in the Cochenour–Willans mine area. Goldcorp completed trenching, grab sampling and compilation work between 1998 and 2002. The mine was allowed to flood in 2003. Surface drilling was undertaken from 2002 to 2009, consisting of 94 surface drill holes were drilled, totalling 66,968 metres. Following dewatering, in 2010, renewed access to the underground Cochenour-Willans workings allowed completion of 49 underground drill holes (20,558 metres), together with 17 surface drill holes (including wedges) totalling 13,881 metres.

The Gold Eagle property, which now forms part of the Cochenour Complex, was originally staked in 1926 and re-staked in 1932. From 1932 to 1934, there was a period of surface exploration. In 1934, a shaft was collared and completed to 160 metres, with lateral work on four levels. The mill was brought into production in 1937. In 1938, an internal winze was sunk from the 152 metre level to the 223 metre level which was deepened to 305 metres in 1939. Underground exploration failed to locate additional ore and the mine was closed in 1941. During this time, production appears to have been approximately 184,160 tonnes hoisted and 147,870 tonnes milled for a recovered grade of 7.65 grams per tonne of gold. From 1940 to 1959, mineralization was tested with a number of diamond drill programs, and, in 1959, the small Gold Eagle South Zone was discovered. A joint venture between Exall Resources Ltd. and Southern Star Resources Inc. commenced modern exploration activity in 2003. Work comprised the establishment of a surface grid, geophysical surveying consisting of spectral induced polarization, resistivity, magnetometer, and very low frequency electromagnetic surveys, soil sampling, geological mapping and prospecting over geophysical anomalies, and core drilling. This assisted the discovery of the new Cochenour and Western

Discovery Zone deposits in 2004. A Mineral Resource estimate was prepared for the Western Discovery Zone in 2004 and Gold Eagle Mines Ltd. was created in 2006.

Acquisition by Goldcorp

In 2006, Goldcorp purchased the Campbell mine from Barrick, which had acquired Placer Dome Inc. (“Placer Dome”) the same year, and now holds 100% interest in the operations. The Red Lake Gold Mines partnership was formed on April 2, 2007 between Goldcorp Canada (28% interest) and Goldcorp (72% interest) for the principal purpose of operating and developing the combined operations of the Red Lake Complex and the Campbell Complex. On September 25, 2008, Goldcorp acquired 100% of Gold Eagle, which held the Bruce Channel deposit and adjacent ground. Gold Eagle has since been wound-up and its assets distributed to Goldcorp. Since this acquisition, the Corporation has continued drilling the deposits so as to generate sufficient drill intercepts and establish geological and grade continuity to support Mineral Resource estimation.

Geological Setting

The Red Lake greenstone belt is situated within the Uchi Sub-province of the Superior Province of the Canadian Shield. It consists of a series of eastward-trending belts of volcanic and sedimentary rocks and synvolcanic intrusive rocks that span a time period of approximately 300 million years between 3.0 Ga to 2.7 Ga. The belt has been described as an east–northeast-oriented bow tie-shaped anticline that is approximately 60 kilometres by 40 kilometres in extent. The Red Lake Gold Mines are underlain mainly by tholeiitic basalt and basaltic komatiite of the Balmer assemblage (~3.0 Ga). This mine sequence (“Mine Sequence”) also includes significant amounts of peridotitic, rhyolitic and other mafic intrusives of various younger ages. The Mine Sequence has been flattened and sheared into a steeply–plunging, south–southwest-folded package. The Balmer sequence is unconformably overlain by felsic volcaniclastic rocks, and clastic and chemical sedimentary rocks of the Bruce Channel assemblage which defines an enveloping syncline–anticline couplet to the southeast of the mine site.

The major mineralized zones, although typically hosted in basalt, are often found closely associated with ultramafic units. In general, there are three types of mineralization zones encountered within the Red Lake–Campbell Complex: vein-replacement ore, disseminated sulphide ore and silica-arsenic replacement ore. Structures at the site exhibit three primary trends: northwest conformable (or “foliation parallel”), north-south and east-west. The conformable structures are most common and show veining and sulphide mineralization emplaced within structures running parallel to sub-parallel to the foliation. Locally, complex vein arrays form which include brittle north-south and east-west components. The high grade zone (“HGZ” or “High Grade Zone”) occurs in such an environment where enhanced dilatency was closely associated with a folded ultramafic unit. Exceptional gold mineralization within the HGZ was a result of extensive replacement of an early carbonate vein system, along with intense replacement mineralization which indicates a very large and focused hydrothermal system. The ore lenses within the HGZ average 1.5 to three metres in width and extend over strike lengths ranging from 30 to 150 metres. Sulphide replacement zones higher up in the mine vary from two to 12 metres in width and could have strike lengths of 50 to over 3,000 metres.

The Cochenour Complex (including the former Cochenour–Willans mine, the Western Discovery Zone, and the new Cochenour deposit) is underlain by complexly folded, intensely altered, massive and pillowed mafic and ultramafic rocks of the Balmer assemblage and peridotite intrusives of Confederation age (~2.75 Ga). Stratigraphy in the mine area strikes east to northeast as defined by interflow strata comprised of banded chert, argillite, siltstone and iron formations. The Cochenour–Willans mine appears folded about a southwest-trending antiform, plunging to the southwest at 50 degrees. A series of massive, rhyolite domes occurs along the west, northwestern flank of the former Cochenour Complex. Similar to the Red Lake Gold Mines area, the Bruce Channel metasedimentary dominated assemblage rests unconformably upon the Balmer assemblage. Sulphide mineralization characterized by pyrrhotite and pyrite is commonly found throughout and is invariably present in sections containing or surrounding gold mineralization. Arsenopyrite mineralization occurs frequently within and around the gold zones and a strong association has been documented between extensive zones of fine-grained acicular (felted) arsenopyrite and gold mineralization. Less common sulphides also indicative of the presence of gold include chalcopyrite, galena and sphalerite. The gold mineralization at the Western Discovery Zone is partly hosted within the intrusion and partly in a large inclusion of metasedimentary rocks. Gold mineralization here is hosted in quartz veins and veinlet swarms, predominantly east-west trending, flat dipping to the south.

Exploration

Exploration activities have included regional and detail geological and structural mapping, reconnaissance rock and soil geochemical sampling, trenching, targeted and reconnaissance diamond drilling, airborne geophysical surveys, ground IP geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

Since the Red Lake-Campbell Complex integration, a new grid was introduced to encompass all properties into one large localized grid and surveyed using Leica 1205 global positioning system (“GPS”). The grid is also referenced to both provincial and federal survey monuments in the area using static surveys of each control point. Regional and detailed geological mapping was completed by Goldcorp and Geological Survey of Canada personnel in a number of phases. Map results are used to elucidate regional lithological relationships, alteration and mineralization, and, in prospect-scale work, to identify areas of quartz veining, alteration, silicification and sulphide outcrops that warranted additional work. Soil, channel, adit, underground, grab and rock sampling is used to evaluate mineralization potential and generate targets for diamond drilling. Geochemical data have been superseded by production data. Airborne and ground geophysical surveys are used to vector into mineralization and generate targets for exploration drill programs. The exploration programs completed to date are appropriate to the style of the deposits and prospects.

Mineralization

The Red Lake-Campbell Complex has approximate deposit dimensions of 2.2 kilometres north–south, 3.2 kilometres east–west, and remains open down-dip. Mine workings extend to 2,200 metres depth, with the deepest drill intercept currently around 2,600 metre depth. Gold mineralization in the Balmer volcanics along the foliation parallel structure referred to as the “Mine Trend” can be broadly subdivided into two morphological groups, planar to curviplanar zones (zones within the high strain corridor) and plunging zones (zone located either to the hanging wall or footwall sides of the high strain corridor).

Mineralized zones within the high strain corridor tend to be relatively lower grade disseminated mineralization, but are very continuous over very long strike lengths. Zones outside the high strain corridor preserve more high-angle brittle structures with very high grade non-refractory mineralization associated with silica and arsenopyrite replacement of ankerite carbonate vein systems and breccias. These zones are focused along intersections of brittle conjugate joint systems or where brittle joint systems intersect discrete shears. These intersections of structures greatly improve dilatant permeability in close proximity to the steeply plunging intersection, but usually have relatively short strike lengths. Alteration around most zones consists of chlorite, biotite, silica, carbonatization and minor actinolite. Mineralization in higher grade zones is characterized by consistent distribution of both coarse and fine flecks of native gold, fine acicular arsenopyrite and pyrrhotite. Lower grade zones are dominated by pyrrhotite with minor arsenopyrite, with gold generally occurring as coatings or inclusions internal to the sulphide grains. Accessory mineralization includes very minor amounts of chalcopyrite and sphalerite. The HGZ is comprised of numerous distinct lenses with the majority of zones aligned along discrete northwesterly trending foliation parallel shears. Major structural blow-outs with associated high-grade mineralization occur where more brittle conjugate north-south and east-west structures interest the foliation trend shears.

The old Cochenour-Willans mine contains three styles of mineralization: i) Chert/Main Sedimentary Facies (“MSF”), ii) North-South Veins, and iii) Main Zone. Although gold mineralization is found in a variety of lithologies, the key to significant gold mineralization has been the presence of intense silicification or veining (primarily quartz) and arsenophyte. The Chert and MSF styles are hosted by east-west trending chemical sediment dominated units within basalts with strike lengths of 120 to 280 metres and up to 500 metres in vertical extent. Widths generally average 2.5 to five metres. The North–South quartz–carbonate veins (“North-South Veins”) occur within basalts that are near vertical and are oriented at a strike of 340 to 360 degrees. Typically, these North-South Veins range from 1.6 to four metres in width, and are formed within narrow shear zones within basalts. Grades tend to increase within these veins where the east-west-trending metasedimentary mineralization is dominated by pyrrhotite and arsenopyrite with minor amounts of pyrite, sphalerite and chalcopyrite. The Main Zone is an intensively silica replaced carbonate vein system which occurred as relatively small pods (three to six metres wide, 10 to 60 metres long and maximum height of 200 metres). It is found within basalts along an east-west oriented structure referred to as the Cochenour Thrust, in close proximity to the East Bay Serpentinite.

The new Upper Main Zone, located to the southwest of the Cochenour Mine, consists of numerous sub-parallel north-south-trending sulphide replacement structures dipping at 65 to 70 degrees to the west. These structures are in close proximity to the footwall side of the Gold Eagle Shear which forms the contact with the overlying Bruce Channel Assemblage rocks. Ore mineralization appears to be restricted to the north side where the Cochenour Thrust structure intersects the Gold Eagle Shear, and has been delineated over 1,500 metre vertical and 800 metre strike lengths. Ore mineralization involves strong brecciation of the host mafics and iron formations, quartz-actinolite flooding and biotite/carbonate alteration. Sulphide mineralization is primarily pyrrhotite and pyrite with varying amounts of arsenopyrite. The mineralization is typically two to five metres wide, but is also commonly present as a series of stacked or multiple mineralized structures.

The Western Discovery Zone is located approximately 500 metres west of the past producing Gold Eagle Mine shaft and bears similarities to gold mineralization seen at the Gold Eagle Mine. This deposit consists of two flat lying quartz dominated veins within the McKenzie Stock granodiorite. Mineralizatoin is predominately free gold, and the veins are oriented at 115 degrees/52 degrees south.

Drilling

Surface Drilling

Core for surface drilling is typically NQ size being 47.6 millimetre diameter. Occasionally, surface core holes are reduced from NQ to BQ size being 36.4 millimetres if difficult drilling conditions are encountered. Underground core holes are typically NQ2 (1.99 inch diameter), BQ (36.5 millimetres) and AQTK (30.5 millimetres) sizes. The larger diameter core is primarily used in exploration programs where drill density is sparse and drill holes are normally greater than 300 metres in length. Underground definition and delineation drilling is AQTK wire-line (30.4 millimetre diameter) core and is based upon an approximate three to 15 metres interval spacing. Core was transferred to wooden core boxes and the end of every run was marked with a wooden tick and the final depth of the run. Core is received at the core shack by Goldcorp personnel and organized for placement in core racks prior to logging by geology staff. Upon arrival at the core facility, drill core is marked up by a geologist and then geologically logged into the computer system utilizing a customized commercially available software program. All drill core data is logged using computer codes for the various rock types, mineralization, alteration characteristics and structural/geotechnical data. The shear structures containing the various mineralized zones are logged in detail to establish the zone width and most appropriate sampling interval. Select drill holes are photographed and digital files are stored.

The collars of all drill holes are surveyed by transit for location, bearing and dip and tied into the mine grid using Topcon’s Hyper, dual constellation, real time kinematic system, which is a differentially corrected global positioning system. The GPS unit is regularly checked for calibration.

Down-hole surveys have been conducted in a systematic manner with a Gyroscopic survey instrument (unaffected by magnetics) used for drill holes steeper than 70 degrees, and a Reflex Maxibor survey instrument used for drill holes with flatter dips. Reflex and Ranger electronic compass single-shot surveys tests are used on drill holes of shorter length (~150 metres). Since 2006 down-hole surveying on both complexes utilizes a combination of testing equipment depending on the depth of holes.

Due to the age of the operation and the time span of drilling on the Red Lake Gold Mines, there are a few drill holes where there is doubt about the intercept location. However, statistical tests of the drill results performed to date indicate that any location errors in drill holes that support estimation of Mineral Resources or Mineral Reserves are not material. Mining to-date has not encountered significant problems with miss located drill intercepts and ore outlines conform well to the outlines. Goldcorp continues to re-survey holes that appear to have location or down-hole problems; however, the deviation in the drill holes is generally small and predictable.

Core quality is very high in both the Red Lake-Campbell and Cochenour Complexes, with core recovery on average greater than 95% on all core sizes. There are no areas where poor recovery is consistently encountered. The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource estimation.

Sampling and Analysis

Since production recommenced at the Red Lake Gold Mines in 2000, all detailed infill (definition) drilling holes are sent as whole core for assaying. Whole core is often submitted where a deposit contains coarse gold. A certain amount of core is cut and retained. This core in recent years has been from select deep HGZ drilling and surface drilling. Core is being split in both complexes in such a way that host rock, veins/mineralization that are visible are and were oriented to give as best as possible equal halves. A variety of core that was drilled from various locations from surface and underground is stored on site.

Currently, exploration drill data spacing for the Red Lake Gold Mines range from 45 metres to 100 metres. In development and stope areas, underground drilling infills this spacing to approximately 7.5 to 15 metres by 7.5 to 15 metres. Intercept spacing is variable due to the irregular location of drill sites and the complex distribution of the mineralized zones. In the Western Discovery Zone and the Cochenour deposit areas, the exploration programs are currently delineating the mineralization on drill spacing of approximately 100 metres by 100 metres.

Muck and chip sampling is performed on a blast by blast basis by the production geology team, while muck sampling is done by the miner during the mucking process. Muck samples are used to provide a general guide and back-up information for day to day operation, while test holes are required to ascertain that no mineralization is missed in the walls of the stope. All chip samples are taken either by a geologist or an experienced sampler. A weighted average grade is determined for each blast based on the assay results of those samples influencing the grade of the volume blasted. These samples are most often collected at the mid-lift elevation. Occasionally, wall samples are also used to determine grade when the geometry of the vein dictated this usage. The volume used to calculate the blast grade is the estimated volume preceding the face. Although sampling guidelines are such that geologic boundaries are to be respected, the minimum sampling chip recommended is 0.15 metres. Where possible, 0.6 metre channel chips are preferentially taken, in an effort to duplicate the optimized drill sample interval of 0.6 metres. Production chip samples typically weigh about one kilogram. Samples along the chip sample string bracketing the mineralized structures are carefully taken to assist in the modeling of mineralized structures. Computerized modeling is facilitated by snapping to the grading selvage in contact with waste when the geologist is wire-framing a three-dimensional solid interpretation of the of an ore lens.

Muck samples are taken extensively during mining, and are collected from the majority of the ore blasts during silling and subsequent mining. On average, at both complexes one muck sample is taken for every 20 tonnes of ore. At the Campbell Complex muck samples are used for reconciliation whereas at the Red Lake Complex chip samples are the predominant assay type used in reconciliation.

Test-hole sampling is used at the mines as a grade control tool only. Generally, test-holes are 2.4 metres long and three samples are collected from each. Test-hole results are used only to identify economic mineralization in the walls of drifts and stopes and are not used to estimate grade. This information may result in further extraction, as required, to recover additionally-defined mineralization.

In the opinion of the authors of the Red Lake Report, the sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

Data Verification

Validation checks are performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data. The database that supports Mineral Resource and Mineral Reserve estimation is validated using quality control routines in the acQuire® software program to check for gaps, overlaps and duplicate entries. The data then runs through a final check when the logging is performed and the data is set for approval. Datamine is used as a final check to verify the location and accuracy of chip samples and drill holes. Where errors are noted, the geologists fix the problem, prior to the database being used for estimation purposes. The process of data verification for the Red Lake Gold Mines has been performed by external consultants and Goldcorp personnel. Goldcorp considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken. The authors of the Red Lake Report have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Red Lake Gold Mines adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and

Mineral Reserve estimation, and in mine planning: no sample biases were identified from the quality assurance and quality control (“QA/QC”) programs undertaken; sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposit; external reviews of the database have been undertaken in support of acquisitions, support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted.

Security of Samples

From the Red Lake Gold Mines inception to date, Red Lake Gold Mines staff of the operator at the time were responsible for the following: sample collection, core splitting, preparation of samples for submission to the analytical laboratory, sample storage and sample security. Staff have been responsible for Red Lake–Campbell Complex run-of mine assaying during the period 1949 to present, which was performed in the mine site laboratories.

Red Lake and Campbell Complexes

The Campbell and Red Lake run-of-mine laboratories primarily performed day to day assays for mining operational purposes; however, exploration core has also been processed through the laboratories. Neither laboratory has held International Organization for Standardization (“ISO”) accreditation; all remaining laboratories used for Red Lake Gold Mines analytical data have held ISO certifications since 2001. From 2000 to 2010 the in-house laboratory at the Campbell Complex has typically processed definition core and performed day to day assays. Exploration core for the Campbell Complex has been processed by offsite laboratories since 2002 to 2003.

Lab Name	Year		Types of samples	Percentage of Samples
	From	To		2010	2011	2012	Three Year Total
Accurassay Laboratories Ltd.	2008	Present	All surface core and some exploration	32.7	24.2	35.8	31.4
Activation Laboratories Ltd.	2009	2012	Some exploration samples	0.2	1.9	9.1	4.3
ALS Chemex	1996	2008	Exploration and surface samples				3.8
Campbell Lab	1949	Present	Campbell Complex Mine production samples and most definition	46.5	43.9	31.9	39.8
Goldcorp Lab	1949	1996	Mine production samples and all core
SGS Canada Inc.	1996	Present	Red Lake Complex Mine production samples and some exploration and definition samples	20.6	30	23.3	24.5
TSL Laboratories	2000	2005	Exploration samples

Cochenour Complex

Samples from the drill programs completed by Goldcorp at the Cochenour Complex were submitted primarily to Accurassay in Thunder Bay. Actlabs and ALS Chemex acted as check laboratories. With the daily importing of digital assay certificates, data entry personnel identify and resolve problems as necessary including reruns of the batches. Yearly, quarterly QA/QC statistics with charts have been created for a standard review of the laboratory. The sample prep and analysis for all samples is carried out the same, for all laboratories in use. Sample preparation for exploration and run-of-mine samples consists of drying as required, crushing, and selection of a sub-split which is then pulverized to produce a pulp sample sufficient for analytical purposes. In all cases, production samples and drill core are kept separate in the mine site laboratories to reduce the risk of contamination. Samples are typically analyzed using fire assay with a gravimetric or atomic absorption finish, depending on the anticipated grade of the sample. In 2010, selected exploration drill core samples were submitted for inductively-coupled plasma analysis as well as the regular FAAA/GRAVanalysis. A certain percentage of the Red Lake Gold Mines samples were also selected for pulp metallic analysis. At least five percent of the total sample volume submitted for assay as QA/QC samples. One blank or standard reference material (“SRM”) sample is inserted in every twenty to twenty-five samples. The geologist specifies whether a blank or SRM is to be used together with the required SRM range grade range.

When a QA/QC sample fails, a re-run of the batch may be requested. At times, ten samples before the QA/QC sample and ten samples after the QA/QC are sent for re-runs. Once assays are imported into the database the qualified geologists review the assay values and may also request reruns of specific samples if the result is not what was estimated. Goldcorp personnel regularly conduct visits to the various laboratories to conduct a “mini-audit” where employees are observed to ensure that laboratory policies and procedures are being followed. Equipment is also inspected to ensure they are maintained, in good working order and any issues are brought to the attention of the manager. Daily QA/QC is done to ensure the assays being imported into the database are correct. Mine and exploration geologists are required to review the assays and approve or reject them if deemed necessary. Charts and data are examined and reruns are requested where necessary. Bi-weekly reports hi-lighting differences between the estimated grade of samples logged and the actual result are sent to each geologist to review the assays pertaining to their drill program or production sampling, ensure they are acceptable, approve or reject, and if needed, request reruns from the laboratories. Check samples were selected from the labs and sent to a different laboratory for further analysis.

Drill core sample security is maintained at Red Lake-Campbell Complex and Cochenour Complex through supervision of transport of the core from the underground/surface drill or sample site, through to the logging facility and to the in-house or external assay laboratories. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Assay pulps and crushed reject material are returned to the geology department, and stored on site. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth.

The authors of the Red Lake Report are of the opinion that the quality of the gold analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for Red Lake Gold Mines as of December 31, 2012:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)

Proven	2.00	11.85	0.76
Probable	8.49	9.04	2.47
Proven + Probable	10.48	9.57	3.23

(1)	The Mineral Reserves for Red Lake Gold Mines set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	Based on a gold price of $1,350 per ounce, an exchange rate of C$1.05 and using an economic function that includes variable operations costs and metallurgical recoveries.
(3)	The estimated metallurgical recovery rate is 96.5% for the operation as a whole.
(4)	Global cut off grade of 6.39 grams per tonne (0.186 ounces per ton) and marginal cut off grade of 4.03 grams per tonne (0.117 ounces per ton) used as economic indicators only.
(5)	Numbers may not add up due to rounding.
(6)	To date, no Mineral Reserves have been prepared or disclosed for the Cochenour Deposit.

The following table sets forth the estimated Mineral Resources for Red Lake Gold Mines as of December 31, 2012:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(6)

(excluding Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes	Grade	Contained Metal
		(millions)	(grams per tonne)	(millions of ounces)
	Measured	1.47	18.36	0.87
Red Lake Gold Mines	Indicated	3.22	14.07	1.46
	Measured + Indicated	4.69	15.41	2.32
	Inferred	3.19	16.11	1.65

	Measured	—	—	—
Cochenour Deposit (5)	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	9.05	11.18	3.25

(1)	The Mineral Resources for Red Lake Gold Mines and the Cochenour Deposit set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)	Based on a gold price of $1,500 per ounce and an exchange rate of C$1.00.
(3)	Mineral Resources are reported using variable cut-off grades depending on the mineralization type and zone. The in situ block model has been diluted to minimum horizontal widths of 1.83 metres (six feet).
(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	The Inferred Mineral Resources for the Cochenour Deposit are calculated using a top cap grade of 70 to 200 grams per tonne gold depending on the geology and a lower cut-off of 3.5 grams per tonne gold.
(6)	Numbers may not add up due to rounding.

Environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints have been taken into account. The Mineral Reserves are acceptable to support mine planning. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity, operating and capital assumptions used; rock mechanics (geotechnical) constraints; constant underground access to all working areas; metal recovery assumptions used.

Mining Operations

Red Lake Gold Mines consists of a single underground operating mine (Red Lake and Campbell Complexes) and an advanced underground exploration program (Cochenour). Mining consists of: longhole and mechanized underhand or overhand cut and fill techniques and development mining methods. In 2013, Red Lake Gold Mines expects to produce 2,586 tonnes per day from which 58% will be provided by the Campbell Complex and the remaining 42% from the Red Lake Complex. Production forecasts are achievable with the current equipment and plant, replacements have been acceptably scheduled. Goldcorp has developed a series of management programs for environmental activities, tailings management and occupational health and safety that enable the company to reach its commitments.The financial analysis is based on a pre-tax model. There are currently no royalties payable on the Red Lake Gold Mines for the current operations. The predicted mine life of eight years from the date of the Red Lake Report is achievable based on the projected annual production rate and the Mineral Reserves estimated.

As any typical underground mine, the quantification of Mineral Reserves is limited by the ability to define ore zones in advance of mining. Red Lake Gold Mines, for example, has been a producing operation for more than 60 years and has never had more than eight to ten years of Mineral Reserves at any time throughout that period. Deliberate efforts to install exploration drifts in strategic locations of the mines have allowed for the routine exploration of various ore bodies as the mine progresses. Goldcorp considers that with additional drilling, and taking into the known depth extensions and offsets of current ore zones, there is good potential that the mine life can be extended beyond 2018.

Exploration and Development

Cochenour shaft expansion, the Red Lake/Cochenour drifts and the Red Lake 42-47 Bore hole hoist are three intensive capital projects currently ongoing to provide access to the Cochenour and Red Lake ore bodies at depth.

The horizontal development is planned for both the Red Lake and Campbell Complexes at 14 metres per kilo-tonne of ore with an additional one metre per kilo-tonne of vertical development. By the end of 2012, the Red Lake 42-47 Bore hole hoist advanced to 25% completion. The project is expected to be completed by the end of the third quarter of 2014.

Construction of the 5-kilometre haulage drift to connect the Cochenour shaft with the Red Lake Complex on the 5,400 foot level has advanced to a completion level of more than 66% at the end of 2012. Two drills continue to test the exploration potential of this underexplored area. A two-kilometre section of the track was laid from the shaft station. Upon completion, the drift will enable ore from the Cochenour Deposit to be hauled directly to the Red Lake Complex for processing at the existing mill facilities. The drift will also allow the development of significantly more drill stations, thus further accelerating exploration.

The sinking of the Cochenour shaft continues to progress. At the end of 2012, the shaft had been widened to a depth of 531 metres. During 2012, surface exploration drilling continued at Cochenour to expand and infill the current Mineral Resource at Cochenour. In 2011, exploration and development work continued to advance the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production as alternate sources of ore and to complement the fill the mills program and provide flexibility.

Recent drilling of the HGZ has identified the continuation of the High Grade Zone below the 52 level. Drilling during 2012 resulted in the discovery of the NXT zone adjacent to the High Grade Zone. Drills continue to define and extend this zone between 48 and 57 levels, with the objective of identifying the up-plunge extents.

ÉLÉONORE PROJECT, CANADA

The Éléonore Project is indirectly wholly-owned by Goldcorp. The Éléonore Project, located in northern Quebec, is one of Goldcorp’s significant projects in its development pipeline and a key component of its next generation of growth projects. On target for first production in 2014, development is proceeding on schedule.

Carl Michaud, Eng., Chief Engineer, Éléonore Project, Andy Fortin, Eng., Manager, Process and Surface Operations, Éléonore Project, Jacques Simoneau, P.Geo., formerly Director, Exploration, Éléonore Project, Eric Chen, P.Geo., Superintendant of Long Range Planning & Modelling, Peñasquito Mine (then, Manager of Mineral Resources, Goldcorp) and Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp prepared a technical report in accordance with NI 43-101 entitled “Éléonore Gold Project, Quebec, Canada, NI 43-101 Technical Report” (the “Éléonore Report”) that has an effective date of January 26, 2012. Carl Michaud, Andy Fortin, Jacques Simoneau, Eric Chen and Maryse Belanger are each qualified persons under NI 43-101. The following description of the Éléonore Project has been summarized, in part, from the Éléonore Report and readers should consult the Éléonore Report to obtain further particulars regarding the Éléonore Project. The Éléonore Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

All scientific and technical information in this summary relating to any updates to the Éléonore Project since the date of the Éléonore Report, other than the Mineral Reserve and Mineral Resource estimates, has been reviewed and approved by the authors of the Éléonore Report.

All Mineral Reserve and Mineral Resources estimates included in the following section have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

Project Description and Location

The Éléonore Project is located in the Lake Ell area, in the northeastern part of the Opinaca reservoir of the James Bay region, in the Province of Quebec, Canada. The Éléonore Project is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montreal. The Éléonore Project comprises 369 contiguous claims totalling 19,188 hectares. The claims are 100% owned by Opinaca. A block of four claims totalling 208 hectares located in the central area of the property was purchased in 2011 by Goldcorp through an agreement with Wemindji Exploration, and are 100% owned by Opinaca. The Éléonore Project hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two year period and can be renewed every two years. In order to maintain tenure, an exploration work equivalent ranging from $135 to $2,500 per claim is required depending on the number of renewals previously granted.

The Éléonore Project is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Quebec government and subject to the Convention for the James Bay and Northern Quebec Agreement. Surface leases were obtained from the Department of Natural Resources and Wildlife for all infrastructure planned for the Éléonore Project.

A royalty payable on production from the Éléonore Project to Virginia Gold Mines Inc. (“Virginia”) is set at 2.20% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.5%. The royalty payable in each period is adjusted up or down by an amount ranging between zero and 10%, depending on the gold price in effect during that period. Advanced payment of royalties of US$100,000 per month commenced April 1, 2009. An annual payment is required to be made to the Cree Nation under the Cree Collaboration Agreement.

An environmental impact and social assessment has been carried out, subject to consultation with local communications and a Certificate of Authorization was obtained in November, 2011. All necessary permits and approvals have been obtained to proceed with all planned construction activities.

Permits obtained by the company to explore and undertake project development are sufficient to ensure that activities are conducted within the regulatory framework required by the local, Provincial and Federal governments.

Additional approvals will be required, including a mining lease from the Ministry of Natural Resources and Wildlife, which is currently being processed. It is expected by mid-2013 and is required to start production activities late in 2014.

In the opinion of the authors of the Éléonore Report, there are no pre-existing surface rights which are in conflict with the development of the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The closest towns to the Éléonore Project are Matagami and Chibougamau which are both located approximately 350 kilometres to the south. Currently, there is a permanent two-lane road access to the Éléonore property. It is 95% completed and fully operational year round. The road has been designated Type 2 by the Province meaning it is a local access road with permanent residents along the road. Workers are mobilized on site via a year round air strip located approximately 1.5 kilometres north of the camp.

The Éléonore Project area is characterized by cold winters and short, cool, summers. Precipitation varies throughout the year, reaching an average of two metres annually. Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be conducted year-round.

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydro electric facility located 40 kilometres due west of the Éléonore Project on the Opinaca reservoir and the Eastmain Dam located 70 kilometres to the south. The new main 120/25 kilovolt substation was designed taking into consideration redundancy, labour and transport costs, as well as geographical localisation and life expectancy (15 to 25 years). This substation has been built as planned and is fully functional and provides 120 kilovolts of hydro power to the site to support mine site development and construction. A waste rock pad, with a volume of 330,000 cubic metres, is built for stockpiling rocks during the excavation of the exploration infrastructures (exploration shaft and ramp). Another pad of 150,000 cubic metres was built in 2012 and another one with a capacity of 100,000 cubic metres will be constructed in 2013 in order to support underground development activities. The tailings area will be fully lined and the filtered tailings will be trucked five kilometres to the tailings area of 80 hectares. The tailings design envisages storage capacity of 26 million tonnes, which is sufficient for the current life-of-mine.

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of the swamps and overlying glacial deposits. The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape varies between 215 metres and a maximum of 300 metres above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca reservoir. Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees.

History

The first recorded exploration in the Éléonore Project area was by Noranda Inc. (“Noranda”), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, Virginia completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralization corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

Ground magnetic and inverse polarization/resistivity geophysical surveys were completed in 2002 and resulted in the discovery of several new gold-copper-silver occurrences in the diorite intrusion. During the program, an intensely-altered boulder of quartzo-feldspathic metasediments with disseminated arsenopyrite and pyrrhotite was identified. Subsequent investigation of this boulder and the glacial train in the area indicated that the source area was located a few kilometres to the northeast along the contact zone between the diorite intrusion and a cluster of quartzo-feldspathic sediments lying directly north of the intrusion. Additional ground geophysical surveys, including

IP/resistivity, magnetics and Hummingbird electromagnetic were performed from 2003 to 2004. A soil geochemical Modified Mercalli Intensities survey was also conducted.

In late 2003, prospecting and reconnaissance mapping were completed ahead of mechanical trenching. The trenches were excavated to test geological, geophysical, and geochemical targets. Grab and channel sampling of the trenches indicated anomalous gold values of over one gram per tonne. The program also identified additional gold occurrences in the diorite intrusion in the southwest portion of the grid.

A helicopter-borne, detailed magnetic survey was carried out in early February 2004 over the northern half of the Ell Lake intrusion and the cluster of metasediments lying to the north.

From June to August 2004, additional trenching was performed on the Roberto zone. Virginia commenced core drilling in September 2005 and by November 2005 a total of 247 core holes had been drilled, 170 of which were on the Éléonore Project. Drilling completed by Virginia successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the North shore of the Ell Lake as well as to the south. In January 2005, Virginia carried out an IP survey that covered a total of 226.3 line kilometres on the northeastern side of the Ell Lake. The survey was performed by Geosig Inc. Also in 2005, a large B-horizon survey encompassing a portion of the property was completed. A total of 1,244 samples were taken at a spacing of 50 metres along lines spaced between 500 metres and 1,000 metres.

In 2006 a helicopter-borne magnetometer and electromagnetic VTEM survey (time domain) with an in-loop configuration was flown over the entire Éléonore Project. The survey was conducted by Geotech Ltd. and totalled 3,123.5 line kilometres. Line spacing was 75 metres and the survey was oriented at 360 degrees north. A more detailed survey was conducted over the Roberto deposit area with line spacing of 50 metres, which was oriented at 90 degrees north. The anomalies located inside the reservoir are large weak conductors and are interpreted to be related to the strong concentration of conductive superficial sediments found in the reservoir. The long anomalies located to the east of Roberto are interpreted to be caused by sediments, such as iron formation and or argilitic sequences that have significant sulphide concentrations. Some of the exploration drilling has targeted some of the sediment-hosted anomalies and results indicate that they do not carry significant gold mineralization.

An in-principle agreement to acquire the Éléonore Project was reached between Goldcorp and Virginia in November 2005 followed by a buyout offer shortly after. Goldcorp took control of the Éléonore Project on March 31, 2006. Since acquisition, the Corporation has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, Mineral Resource estimation and geological modeling.

Mine construction activities are underway including designs for the paste backfill plant foundations, industrial water treatment plant, and other infrastructure. Additional geotechnical work for the concentrator area and some test work for paste were also completed in 2012. Foundations and steel erection have been initiated at the concentrator area while construction of the tailings management facility continued to progress with 60% of the waste rock management area completed. 60 new rooms of the permanent camp have been completed and the remaining units of the 400 man camp will be delivered in the first quarter of 2013 and will be used to support on-going construction activities. The portable water network has been completed and upgrades were made to the airport taxiway in preparation for increased traffic. Engineering, procurement and construction management has reached a cumulative progress of approximately 44%.

Geological Setting

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Sub-province and the La Grande Sub-province. The contact between the two sub-provinces is not well known and generally corresponds to regional scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other sub-province.

The Opinaca Sub-province basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks which retained few of their original structures.

The “S-shaped” La Grande Sub-province surrounds the Opinaca Sub-province on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Sub-Province is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano–sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Sub-Province. The Éléonore Project is overlain by rocks of the Eastmain Group of the La Grande Sub-province. At its base the Eastmain Group consists of the Bernou and Kasak Formations, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Sub-province and are oriented north–south, east–west, northwest–southeast, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Sub-province, faults and shear zones are mainly located along fold limbs.

The Éléonore Project straddles the contact between the Opinaca and the La Grande Sub-provinces. The contact is located in the northeast corner of the property along a northwesterly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Project is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Sub-provinces of the Superior Province. Rock units from the Opinaca Sub-province make up the northeastern corner of the Éléonore Project area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a northwesterly direction evolving to an east–west grain toward the east part of the Éléonore Project area.

Exploration

Virginia performed several mapping and sampling programs from 2001 to 2005. Systematic sampling and detailed mapping in 2002 near the Ell Lake showing led to the discovery of a sulphide-bearing quartzo-feldspathic metasedimentary boulder that returned high gold values on assay. Prospecting and reconnaissance mapping successfully exposed surface outcrops of alteration zones and gold mineralization.

Since the acquisition of the Éléonore Project, Goldcorp has performed additional geological mapping, core drilling, metallurgical testwork, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, geophysics and geochemistry surveys and has completed a pre-feasibility study on the Éléonore Project. The coordinate system used for all of the exploration, drilling and support of Mineral Resource and Mineral Reserve data is the Universal Transverse Mercator coordinate system using the North American datum of 1983.

From the summer of 2006 to 2011, small mapping and sampling programs have been carried out by Goldcorp at 1:20,000 scale in various areas of the Éléonore Project. During such period, over 1,000 outcrops have been visited and sampled by Goldcorp geologists. A till sampling survey was completed under the supervision of Rémi Charbonneau of Inlandsis during the summer of 2008, covering the Éléonore Project and consisted of a total of 496 samples collected at 100 metres to 200 metre spacing along lines distributed at every one to 1.5 kilometres. The program outlined six exploration targets, named Sectors A to H. The highest priority targets are considered to be

Sector A, which is up-ice from the Roberto deposit, and Sector B, which has two distinct dispersal trains. Sector E is the third-ranked target, located five kilometres down-ice from the Roberto deposit, where the till sampling suggests the potential of gold mineralization due to the abundance of pristine-shaped visible gold grains, counts of five to 20 scheelite grains, high-grade gold results and associated Sb, Sn and Cu anomalies.

A surface IP survey was conducted totaling approximately 21.3 kilometres between 2007 and 2008 on the Roberto deposit area. TMC Geophysique from Val d’Or completed six lines for 5.7 kilometres in 2007 and the survey was completed in 2008 by Geosig Inc. of Quebec, which completed 12 lines for 15.6 kilometres. The survey was successful in identifying anomalies related to the Roberto mineralization and the pole-dipole configuration with 50 metre spaced electrodes is the recommended configuration for the area.

A lake-bottom sediment sampling survey was completed over the northern portion of the Opinaca reservoir during the summer of 2010. A total of 653 samples collected with a 75 metre to 100 metre spacing along north-south lines distributed every 200 metres to 300 metres. The samples were submitted to multi-element analysis by Metal Mobile Ion partial dissolution, followed by sensitive ICP-MS determination. The survey revealed three sectors of interest including Southeast Roberto, Old Camp and North sector.

The main focus of the exploration activities on the Éléonore Project have been focus on advancing the Roberto deposit to development, and therefore the Éléonore concession has not been subject to significant exploration work in the last five years. However, high-quality exploration targets exists, near the Roberto deposit and also on other parts of the concession and warrants further investigation.

The authors of the Éléonore Report are of the opinion that the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Éléonore Project. The exploration and research work supports the genetic and affinity interpretations.

Mineralization

The Roberto deposit is a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting. It is an atypical deposit that displays some of the characteristics associated with the Greenstone-hosted quartz-carbonate vein deposits of the Geological Survey of Canada.

The La Grande Sub-Province rock units make up most of the Éléonore Project area west of the contact and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation and include conglomerates, greywackes, arenites and cherts. Discordantly overlying the Low Formation are basalts and intermediate to felsic tuff units of the Kasak Formation. These units are folded in a large northeast-trending 10 kilometre long open F1 fold. The ten kilometre long Ell Lake diorite intrusion occupies the center of the Éléonore Project, more or less along the center of the large fold structure. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometre long crescent shape of the deposit is the result of F2 folding.

Mineralization has been intersected to date to 1,400 metre vertical depth. Gold-bearing zones are generally five to six metres in true thicknesses, varying from two metres to more than 20 metres locally. The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. All zones are still open at depth. The numerous sub-parallel mineralized zones are characterized by gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. The mineralized zones are visually recognizable. They are light to dark brown in colour due to microcline and tourmaline alterations, with generally abundant sulphide concentration. These darker colours differentiate the mineralized zones because the wall rocks are usually light to medium-grey and have a low sulphide content. Sulphide concentrations within the auriferous zones vary from two percent to five percent, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

Drilling

From 2001 to December 31, 2012, approximately 414,976 metres have been drilled in 1,094 surface core holes on the property. Of these drill holes 348 (104,532 metres) were completed by Virginia and 746 (310,944 metres) by Goldcorp. All core diamond drilling completed on the property consists of wireline diamond drilling recovering NQ size (47.6 millimetres) drill core.

Drilling has been conducted over the Roberto deposit on a 1,500 metre by 1,500 metre area. The drilling pattern was designed to sample the deposit orthogonally to the interpreted strike and dip of the gold mineralization. The majority of the core holes were drilled with an inclination varying between negative 45 degrees to negative 63 degrees. Because of the irregular shape of the deposit at surface, core holes and drill sections are oriented from east to west direction in the Main and Bay areas, southwest to north–south in the southern limb area, and east–west to north–south in the northern limb area. All core holes were drilled from surface on sections spaced approximately 25 metres apart in most parts of the deposit. Drill hole spacing of 25 metres by 25 metres is over the bulk of the ore-body to a depth of approximately 250 metres below surface. Between 250 metres and 700 metres below surface, borehole spacing is increased to roughly 50 metres by 50 metres. Below 700 metres, down to approximately 1,000 metres, a borehole spacing of 100 metres by 100 metres is usually implemented.

True thickness interval lengths are defined as being perpendicular to the strike and dip of the mineralization at the point of bore hole intersection. It is the shortest distance between the hanging wall and the footwall points of intersection of the bore hole with respect to the strike and dip of the mineralization. Due to the irregular shape of the ore body, there is no predetermined angle for this.

The location of proposed drill hole collars is assessed using a Trimble GPS and marked with a picket. Front sights are implanted at 15 metres, 30 metres and 55 metres with the GPS and double-checked with a compass. Drilling is visually aligned using the front sights. Upon completion of the final collar survey, the planned collar coordinates and the surveyed collar coordinates are compared and any discrepancies investigated.

Down-hole surveys were carried out by the drill contractor for dip and deviation using a FlexIt instrument. During drilling, a single-shot test is taken approximately 15 metres past the casing to determine the initial drill orientation. Following this, single-shot tests are taken roughly every 60 to 100 metres at the end of drilling shifts. Although this instrument is subject to effects of magnetism in surrounding rock types, rocks underlying the Roberto deposit are very weakly magnetic.

Standardized logging forms and geological legends were developed for the Éléonore Project. Geotechnical logs were completed in sequence prior to the geological logging. Geological logging used standard procedures and collected information on mineralization, lithic breaks, alteration boundaries, and major structures. Drill cores are placed into wooden core boxes at the drill site. Drill core is retrieved from each drill site by Goldcorp employees or the drill contractor personnel at the end of every shift. All drill core is photographed. Core recovery is acceptable for all drill programs, and averages about 95% over the life of the Éléonore Project. Upon completion, drill hole collars were surveyed using a differential GPS instrument by a registered surveyor.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation, by running a software program check. Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.25 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

Sampling and Analysis

Exploration and infill core samples have been analysed by a number of independent laboratories using industry-standard methods for gold analysis. Since January 2007, ALS Chemex in Val d’or in Quebec, has been the primary laboratory, and holds ISO 17025 and 9001/2008 certifications. Metallurgical testwork has been completed at a number of laboratories, but was primarily performed by SGS. Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure for all Virginia and Corporation drill programs. The preparation procedure is in line with industry-standard methods for clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

Since mid 2007, drill cores are systematically sampled from top to bottom. Sampling is designed to reflect the general geology, all significant alterations and significant mineralization found on the property. Sample lengths vary between 0.3 metres and 1.5 metres. Collecting of specific gravity data was initiated after the project acquisition by the Corporation and was performed by Corporation personnel. Core samples of about ten centimetres in length are measured, weighed dry and then wet and the specific gravity of the sample calculated. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Samples are dried and crushed to better than 70% to 90% passing two millimetres. A split of the crushed material is then pulverized to 85% passing 75 nanometres. Gold assays were determined on a 50 gram sample using fire analysis followed by an atomic absorption spectroscopy (“AAS”) finish. For assay results equal or above three grams of gold per tonne, samples are re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of ten grams of gold per tonne and a detection limit of 0.01 grams per tonne for AAS analyses. No other elements are routinely assayed for. Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

Exploration and infill core samples were analysed by independent laboratories using industry-standard methods for gold analysis. Virginia and the Corporation maintained a QA/QC program for the Éléonore Project. This comprised submission of analytical SRMs, duplicate and blank samples. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified from the QA/QC programs. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database. Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards. Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable.

Various external consultants and Goldcorp staff have engaged in data verification. The authors of the Éléonore Report consider that a reasonable level of verification has been completed by external consultants and dedicated database management staff, and that no material issues would have been left unidentified from the verification programs undertaken. The authors of the Éléonore Report have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Éléonore Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Security of Samples

From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of Corporation personnel.

Sample shipping procedures changed slightly in January 2007, when a decision was made to increase the batch size from 24 to 50 samples. The individual plastic sample bags are sealed at the sampling facility with a stapler. The samples are bagged in sequence, in groups of five and inserted into rice bags. A batch is made up of 50 samples, or ten rice bags. A group of six batches is assembled on a pallet for shipment for a total of 300 samples. A sample shipping form, with a unique identification number, detailing the contents of each batch is filled out by the core sampler. It is verified by the senior technician and entered in the acQuire logging database. The pallet is then wrapped with plastic and identified with the shipment number. Once ready to be expedited, it is moved to the helicopter pad and transported to the Sarcelle depot where it is stored inside a locked container.

Once or twice a week, the samples are transported directly to the laboratory in Val d’Or in a locked truck with drivers employed by the Corporation. The sample shipment form follows the shipment at all times and the transportation waybill is signed by the laboratory supervisor. A copy of the waybill is returned to the site and filed.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Éléonore Project as of December 31, 2012:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Proven	—	—	—
Probable	12.48	7.56	3.03
Proven + Probable	12.48	7.56	3.03

(1)	The Mineral Reserves for the Éléonore Project set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	Based on a gold price of US$1,200 per ounce and an exchange rate of C$/US$1.10. These assume processing costs of $32.29 per tonne mining operating costs of $52.75 per tonne, site services costs of $10.06 per tonne and general and administrative costs of $18.39 per tonne, for a total life-of-mine estimated operating cost of $113.49 per tonne, and a life-of-mine average metallurgical recovery of 93% to 93.5%.
(3)	Global cut off grade of 3.0 grams per tonne.
(4)	Numbers may not add up due to rounding.
(5)	Factors that can affect the Mineral Reserve estimates are: (i) more water infiltration from the surface than expected; (ii) in situ stress in the rock; (iii) rockburst; (iv) deviations in the drill holes necessary to support production may cause more dilution; (v) paste backfill strength; and (vi) changes in commodity price and exchange rate assumptions.

The following table sets forth the estimated Mineral Resources for the Éléonore Project as of December 31, 2012:

Measured and Indicated Mineral Resources (1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Measured	0.14	10.01	0.04
Indicated	1.23	11.05	0.44
Measured + Indicated	1.36	10.95	0.48
Inferred	12.25	10.60	4.17

(1)	The Mineral Resources for the Éléonore Project set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Based on a gold price of US$1,350 per ounce and an exchange rate of CAN$/US$1.10.
(3)	Mineral Resources are reported using a cut-off grade of 3.0 grams per tonnes, which is based on assumptions of a US$1,350 per ounce gold price, long-hole stoping underground mining methods, a total mining cost of $95 per tonne, and a life-of-mine metallurgical recovery of 93.5%. Key areas of uncertainty that may materially impact the Mineral Resource estimate include (i) commodity price assumptions; (ii) metal recovery assumptions; (iii) hydrogeological constraints; and (iv) rock mechanics (geotechnical) constraints.
(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.

Mining Operations

The selected mining method will consist of long-hole stoping (down-hole drilling) on longitudinal retreat with consolidated backfill. However, there may be scope during operations for transverse stoping to be used where mineralization widens. For mine scheduling purposes, the vertical extent of the ore-body was subdivided into two parts: the upper part of the ore-body located between 55 metres and 650 metres below surface, and the lower part of the ore-body located between 650 metres and 1,130 metres below the surface. Dividing the ore-body into two parts was designed to accelerate the production start-up. Initial production will be at the nominal rate of 3,500 tonnes per day of ore, with two mining fronts on the 500 and 650 Levels. Subsequently, the 350, 860 and 1,040 Levels will be put into production. Underground drilling started in late 2012 and included 15,426 metres drilled from both the 650 metre level and the exploration ramp. Studies to increase the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a ten year mine life. One shaft and one surface ramp will be excavated. The Gaumond shaft will be 715 metres deep and will be used to develop the 650 Level, to provide an exploration drilling platform for the deeper portion of the ore-body and to ensure production at a nominal rate of 3,500 tonnes per day. The surface ramp will accelerate development on the levels. All the material that will come from levels deeper than the 650 Level will be brought to the 650 Level loading station by trucks via the ramp. Once completed, the ramp will be used as the air exhaust.

The Gaumond exploration shaft has a nominal 3,500 tonnes per day ore hoisting capacity, and a maximum hositing capacity of 5,800 tonnes per day. The Corporation is planning a second production shaft, which will also have a nominal 3,500 tonnes per day ore-hoisting capacity, giving a combined nominal ore-hoist capacity, when the shafts are completed, of 7,000 tonnes per day. Goldcorp has made the decision to commence construction activities at Éléonore so that key infrastructure supports a nominal 7,000 tonnes per day capacity rather than the 3,500 tonnes per day assumed in the current technical report, at an updated estimated capital cost of $1.75 billion. Hoisting and plant capacity have been designed and are being constructed with a nominal 7,000 tonnes per day capacity. Goldcorp believes the potential exists to significantly expand the Proven and Probable Mineral Reserves at Éléonore with additional drilling, based on the existing Mineral Resource and the potential prospects of the Roberto deposit. The strategy is therefore to initiate underground drilling from the Gaumond exploration shaft and exploration ramp to delineate sufficient additional mineralization to support increases in the Mineral Resource estimate and declaration of Mineral Reserves and to fully utilize the expanded infrastructure. The process plant availability was established at 95% based on performance of similar operations with the same type of comminution circuit. The process flowsheet is standard, consisting of three stages of crushing, grinding, gravity concentration, sulphides flotation, cyanide leaching, and gold recovery in a carbon-in-pulp circuit.

The Éléonore Project requires construction of significant infrastructure to support the planned producing facilities, including an access road, electrical power supply, provision of water, and mine and plant facilities. Water management is critical for success, as the deposit is located directly under the Opinaca reservoir. Currently, no mining is planned above 55 metres in order to mitigate risks associated with potential water inflow from the Opinaca reservoir and to respect the preliminary recommendation for the dimensions of the surface crown pillar. Due to the presence of open sub-horizontal decompression joints encountered mainly within the first 150 metres below surface, and the proximity of the reservoir, management of ground water infiltration is considered paramount for the successful project implementation. A 240 litre per second dewatering system was selected to handle the expected peak water inflow into the mine. The reclamation work will take place over a period of about two to three years (excluding monitoring) after completion of mining activities.

Production is expected to commence in late 2014 and is expected to be 3,500 tonnes per day, based on at least two independent levels on 500 and 650 Levels, although another mining front may subsequently be started on the 350 Level. For the first two years of production only the upper part of the mine will be in production. In 2017, all the lower part infrastructures will be completed so others mining fronts will be available. Two more mining fronts will be available from 860 and 1040 Levels and at this time an evaluation will be made to increase the mine production rate to 7,000 tonnes per day. The pre-production period will last until the end of 2014 and the estimated mine life is ten years.

Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. It is expected that the same process will be used for gold produced at the Éléonore Project. The terms contained within the sales contracts are typical and consistent with standard industry practices, and are similar to contracts for the supply of doré elsewhere in the world.

The financial analysis assumed Probable Mineral Reserve totalling 12.48 million tonnes, grading 7.55 grams per tonne of gold and assumed that Inferred Mineral Resources were treated as waste. A gold price of $1,200 per ounce, with an exchange rate of $1.10 and a tax rate of 38.6% was used for the financial analysis. A royalty payable on production from the Éléonore Project is set at 2.2% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.5%. The life of mine based on the current Mineral Reserves and based on the estimated capital costs set out in the Éléonore Report is ten years and the projected payback period is four years. Cash flow fluctuations during the life of mine primarily result from fluctuations in the sustaining capital and mill head grade. Negative cash flows are projected at the end of the mine life and correspond to expected reclamation costs. The Éléonore Project is most sensitive to the gold price, and next most sensitive to gold grade. It is less sensitive to changes in capital costs and operating costs.

Exploration and Development

A total of 58,174 metres of diamond drilling was completed in 2012 and includes 15,426 metres drilled from both the 650 metre level and the exploration ramp. Surface drilling completed a total of 42,748 metres for the year. Underground exploration drilling from the ramp will accelerate in 2013, enabling further definition drilling of the deep portion of the Roberto deposit to proceed. Currently, four diamond drills are conducting definition and exploration drilling from strategic working platforms in the ramp.

The exploration ramp excavation continued to progress and has now reached over 2,500 metres in length, which corresponds to a vertical depth of 380 metres below surface. During the year, the exploration shaft was sunk to a final depth to of 725 metres. The next phase in the exploration shaft will consist of the conversion from sinking mode to designed operating mode and include the installation of a skip-cage assembly and commissioning of the loading pocket. This work will be completed in the first quarter of 2013 and will allow for mine development from the 650 metre level and diamond drilling activities.

In December 2012, the 1,500 metre production shaft sinking activities commenced and on December 16, 2012 the first bench was taken. At year end the depth of the shaft had reached 83 metres.

MEXICO

The Corporation’s properties in Mexico include the Peñasquito Mine, the Los Filos Mine, the El Sauzal Mine, the Noche Buena Project and the Camino Rojo Project. The Peñasquito Mine and the Los Filos Mine, each described below, are considered to be material mineral properties to Goldcorp.

PEÑASQUITO MINE, MEXICO

The Peñasquito Mine is indirectly wholly-owned by Goldcorp. The Peñasquito Mine is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore. The oxide ore is processed through a heap leach/Merrill-Crowe facility that went into production in February 2008. The first gold pour for the oxide circuit was on May 10, 2008. Line 1 of the sulfide plant started operating in September 2009 and first concentrate was shipped November 2009. The Peñasquito Mine achieved commercial production in September 2010.

Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp, Peter Nahan, AusIMM., Senior Evaluation Engineer, Goldcorp, and Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011 (the “Peñasquito Report”). Guillermo Pareja, Maryse Belanger and Peter Nahan are qualified persons under NI 43-101. The following description of the Peñasquito Mine has been summarized, in part, from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Mine. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

All scientific and technical information in this summary relating to any updates to the Peñasquito Mine since the date of the Peñasquito Report, other than the Mineral Reserve and Mineral Resource estimates, has been reviewed and approved by the authors of the Peñasquito Report.

The Mineral Reserve and Mineral Resource estimates for the Peñasquito Mine included in the following section have been reviewed and approved by Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

Property Description and Location

Goldcorp owns, through its indirectly wholly-owned subsidiaries, 100% of the Peñasquito Mine. The operating entity for the Peñasquito Mine is a Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. Peñasquito is situated in the western half of the Concepción del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.

The Peñasquito Mine is comprised of 130 exploitation concessions covering a total area of approximately 122,534 hectares, which contains the Peñasco and Brecha Azul (Chile Colorado) deposits. Concessions were granted for durations of 50 years. The Peñasco and Brecha Azul deposits are primarily within the Alfa, Beta, La Peña, Las Peñas and El Peñasquito concessions. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount.

Goldcorp holds additional tenure in the greater Peñasquito Mine area (within about 200 to 300 kilometres of the Peñasquito Mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties. Two of these wholly-owned deposits, Camino Rojo and Nocha Buena, are under conceptual evaluation as potential stand-alone heap leach operations due to the low precious metal grades of these deposits and may benefit from potential administrative synergies with the Peñasquito Mine mining operation. However, the deposits will not be developed as satellite operations for the Peñasquito Mine, and are not considered to be part of the Peñasquito Mine.

A two percent net smelter return royalty is payable to Royal Gold on production from both the Chile Colorado and Peñasco pits which constitute the Peñasquito Mine. In 2007, Silver Wheaton Corp. (“Silver Wheaton”) acquired 25% of the silver produced by the Peñasquito Mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (an inflationary adjustment to the contract price commenced in 2011 and resulted in a price of $3.99 per ounce achieved during 2012 versus the original agreement of $3.90 per ounce), for silver delivered under the contract.

Environmental liabilities were limited to those that would be expected to be associated with an open pit mine that is in the early production phases, and includes the open pit, roads and site infrastructure, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared. Progressive rehabilitation will occur over the life of the mine as waste dumps and mining areas are completed and become available for rehabilitation activities.

Goldcorp holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito Mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is an airport on site and airports in the cities of Zacatecas and Monterrey.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011, Minera Peñasquito, S.A. de C.V. signed a power delivery agreement (the “Power Agreement”) with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 200 to 250 megawatt gas-fired combined cycle power plant near San Luis de la Paz, Guanajuato, Mexico, to deliver electricity to the Peñasquito Mine for a minimum term of 20 years, subject to regulatory and environment approvals. The construction of the power plant is expected to be completed in 2015 and the Peñasquito Mine has been sourcing power from another InterGen source in the interim. Process and potable water for the Peñasquito Mine is sourced from a water field located six kilometres west of the Peñasquito Mine. Permits to pump up to 35 million cubic metres of this water per year have been received. The Peñasquito Mine recycles approximately 80% of the water it uses in the mining process.

There is sufficient suitable land available within the Peñasquito Mine for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices which have been constructed. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 2,000-bed camp with full dining, laundry and recreational facilities.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco Azul open pits are held by private individuals and three ejidos. Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the ejidos through the process have been positive. Goldcorp holds sufficient surface rights in the Peñasquito Mine area to support the mining operations, including provisions for access and power lines.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito Mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

The Peñasquito Mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium.

The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.

Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito Mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito Mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito Mine from Kennecott. Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets.

Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed 14 core holes (4,601 metres), eleven of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper.

From 2002 to 2009, Western Copper completed an additional 874 core and reverse circulation drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed.

Construction in the Peñasquito Mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009. Commercial production was achieved in September 2010.

Geological Setting

Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 to 2,000-metre thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

Local Geology

The Mesozoic sedimentary units of the Mazapil area were folded into east-west arcuate folds, cut by northeast- and north-striking faults, and intruded by Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry bodies. Tertiary stocks and batholiths are exposed in the ranges, while the valleys are filled with alluvium, generally a few tens of metres thick. Two diatreme breccia pipes, believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito Mine, explosively penetrated the Mesozoic sedimentary units, and probably breached the surface. Eruption craters and ejecta aprons have since been eroded away. The current bedrock surface at the Peñasquito Mine is estimated to be a minimum of 50 metres below the original paleo surface when the diatremes were formed. There may have been up to several hundred metres of erosion since the time of mineralization. Alluvium thickness now averages 30 to 50 metres at the Peñasquito Mine. There was one small outcrop exposure at the Peñasquito Mine, of breccias near the center of the Peñasco diatreme, rising about five metres above the valley surface. The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at the Peñasquito Mine. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

Property Geology

Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 1,000 metres by 850 metres immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 600 metres in diameter immediately below alluvium. Polymetallic mineralization is hosted by the diatreme breccias column and surrounding sandstone and siltstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, determined by igneous matrix and clast composition: sediment-clast breccia, milled mixed sedimentary-intrusive matrix, and intrusive matrix breccias, from top to bottom within the breccia column. Sedimentary rock clasts consist of Caracol siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. A variety of dikes cut the breccia column and immediately adjacent clastic wall rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo. A halo of generally lower grade disseminated zinc–lead–gold–silver mineralization lies within the sericite–pyrite–quartz–calcite assemblage surrounding the two breccias. Disseminated and lesser fracture-controlled electrum, sphalerite, galena, and various silver sulphosalts are hosted by milled breccias within the diatremes and by Cretaceous clastic units in the surrounding mineralized halo. Alteration, mineral zoning, porphyry intrusion breccia, and dykes all suggest the deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. The dominant foliation direction observed in the outcrop of breccia at Peñasco is also northwest-trending. Both are thought to reflect the orientation of the porphyry intrusion underlying the known mineralization.

Mantos-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones adjacent and around the diatreme pipes. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides. The sulphides are generally dominated by sphalerite and galena, with variable concentrations, but also contain significant pyrite. Gangue minerals are subordinate in these strata-replacement mantos and cross-cutting chimneys, although calcite is usually present. Stratiform and chimney mantos are characterized by their very high zinc, lead, and silver contents, with variable copper and gold contributions. Mantos and skarn mineralization have also been discovered lying beneath the planned open pits in limestone units adjacent and around the diatremes and above the source of cross-cutting quartz–feldspar porphyry dykes.

Exploration

Exploration activities on the Peñasquito Mine have included geological mapping, reverse circulation and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

From 2006 to 2010, Goldcorp completed 42 core and reverse circulation drill holes, including metallurgical, geotechnical and condemnation drilling. An updated feasibility study was completed and mine construction was commenced during this period.

During 2010, an exploration drilling program was completed to test whether there was sufficient mantos-hosted mineralization at depth adjacent to the Peñasquito diatreme to support potential underground development. A total of 7,317 metres was drilled in six mantos test holes. Mantos were detected at 900 metres below surface and the exploration potential remains both at depth and laterally. Within the greater Peñasquito Mine area, there is also potential for additional deposit styles, including base metal skarns and porphyry-related disseminated deposits. Exploration for these deposit styles is at a conceptual/early exploration stage.

Exploration at Peñasquito during 2011 was focused on geological mapping, diamond drilling, and a reverse circulation and condemnation program totaling 80 drill holes. The exploration program for the mantos and skarn zones continued during 2012 with 22 deep holes totaling 23,276 metres completed. The objective of this program was to test the grade and thickness extents of the mantos and skarn mineralization at depth. In the RAB exploration area, potential extensions to the Peñasco diatreme were tested, with the completion of 59 drill holes for a total of 2,496 metres in 2011. Objectives of the program were to potentially identify, with shallower drilling, new anomalies in the bedrock. Three different anomalies were identified with the 2011 program. The condemnation drilling program was initiated in late 2011 and continued in 2012 with 62 holes totaling 25,074.9 metres. The program was designed to provide condemnation in the area of the waste dump to the north and west of the existing tailings storage facility. An aeromagnetic survey defined an eight kilometres by four kilometres, north to south-trending magnetic high centered approximately on the Outcrop (Peñasco) Breccia. Magnetometer surveys suggested the presence of deep-seated granodiorites, and indicated a relationship between mineralization and the underlying intrusions. IP surveys were instrumental in locating sulphide stockworks at the Chile Colorado zone, and the gravity survey helped identify the Brecha Azul diatreme. In almost all instances, the geophysical surveys indicated the presence of numerous anomalies scattered across the Peñasquito Mine.

In the opinion of the authors of the Peñasquito Report, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito Mine and support the genetic and affinity interpretations.

Mineralization

Sulphide mineralization occurs in the Peñasco deposit, beneath and adjacent to the outcrop breccia, and in the Chile Colorado deposit, located about 1.5 kilometres southeast of Peñasco. Both deposits are centered on diatreme breccias pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Mineralization consists of disseminations and veinlets of medium to coarse-grained sphalerite, galena, argentite, a variety of other antimony-dominated sulphosalts, including bournonite, jamesonite, tetrahedrite, polybasite, pyrargyrite, stibnite rare hessite and a common gangue of sericite and calcite, with minor quartz, rhodochrosite, and fluorite. In the opinion of the authors of the Peñasquito Report, the mineralization style and settling of the deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

Drilling

Drilling completed on the Peñasquito Mine for the period 1994 to 2012 comprises 1,060 drill holes totaling 564,153 metres. Drilling has focused on five principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Northeast Azul, and Luna Azul), the Peñasco Zone (including El Sotol), Mantos East Zone and skarn targets at depth.

Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some reverse circulation drilling was performed as pre-collars for core drill holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres).

Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover.

All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.

Geotechnical Drilling

Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly.

Core orientation was accomplished using two independent methods: clay impression and a mechanical down-hole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock. Drill holes to WC-250 were also geotechnically logged.

Core recovery for the Peñasquito Mine drilling averages 96.9%. Sample recoveries were not routinely recorded for reverse circulation holes.

Geological and Geotechnical Logging

Logging of reverse circulation drill cuttings and core utilized standard logging procedures. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. Core was photographed and video recorded from collar to toe; these digital files are stored on hard disc. Geotechnical logging for pit design purposes was typically completed at three metre intervals, and recorded on compact discs. For site location purposes, geotechnical logging included sample descriptions, Standard Penetration Test blow counts, sample numbers and visual classifications based on the united soil classification system.

Collar Surveys

Collar surveys have been performed by a qualified surveyor since 2002. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Down-hole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole.

Deposit Drilling

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area of approximately eight kilometres east to west by 4,500 metres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

Blasthole Drilling

Drilling for all materials is on 15 metre benches drilled with 1.5 metres of sub-grade, using seven blast hole drill rigs. The drill sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold, silver, and base metals grades in the deposits, reflecting areas of higher and lower grades.

Sampling and Analysis

Peñasquito Mine project staff has been responsible for sample collection, core splitting, run of mine assaying, preparation of samples, storage and security from inception to date.

Reverse circulation drill cuttings were sampled at intervals of two metres. The material was split at the drill into several portions of 12 kilograms or less. A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into files for computer processing.

The standard sample interval is two metres. Some samples are limited to geological boundaries and are less than two metres in length. Logging was completed at the drill site prior to splitting. Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core was assayed every two metres out of 20 unless geologic inspection dictated otherwise.

A senior Goldcorp geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.

Standard reference material samples and blanks were inserted in a documented sequence into the sample stream going to the assay laboratory. Cut samples were bagged and numbered in polyethylene bags. Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag. A Peñasquito Mine truck transports the sacks to the ALS Chemex laboratories in Guadalajara, Mexico, approximately once per week. ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the ALS Chemex Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. The run-of-mine laboratory is not certified.

Blast holes are sampled as whole-hole samples by an experienced sampler. During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah. Specific gravity data were used to assign average bulk specific gravity values by lithology.

In the opinion of the authors of the Peñasquito Report, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes. Sizes of the sampled areas are representative of the distribution and orientation of the mineralization and sampling is representative of the gold, silver, and base metal grades in the deposits, representing areas of higher and lower grades.

A number of independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing assessments of the database quality on the Peñasquito Mine. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

Security of Samples

Blanks and standard reference materials have been used in sampling programs by Goldcorp. The seven SRMs were prepared by Metcon Research, Tucson, Arizona from Peñasquito Mine mineralization. Blank samples comprise non-mineralized limestones from the general Peñasquito Mine area.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. A system whereby data is electronically entered (without a paper log step) is still being implemented. Assays were received electronically from the laboratories and imported directly into the database. Drill hole collar and down hole survey data were manually entered into the database. Data are verified on entry to the database by means of in-built program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records were kept for all assay and QA/QC data, geological logging and bulk density information, down-hole and collar coordinate surveys. All paper records were filed by drill hole for quick location and retrieval of any information desired. Assays, down-hole surveys, and collar surveys were stored in the same file as the geological logging information. In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.

Sample security was not generally practiced at the Peñasquito Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles. Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth oarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

Typically, drill programs included insertion of blank, duplicate and CRM samples. The QA/QC program results do not indicate any problems with the analytical programs; therefore the gold, silver, and base metal analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

The authors of the Peñasquito Report are of the opinion that quality of the gold, silver and base metal analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analyses and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Peñasquito Mine as of December 31, 2012:

Proven and Probable Mineral Reserves (1)(2)(5)(6)

			Grade				Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)	(millions of pounds)

Peñasquito Mine	Proven	577.90	0.55	29.37	0.29	0.70	10.27	545.76	3,702.99	8,928.54
Mill (3)	Probable	484.71	0.31	20.78	0.20	0.47	4.90	323.76	2,111	5,032
	Proven + Probable	1,062.60	0.44	25.45	0.25	0.60	15.17	869.52	5,814	13,961

Peñasquito Mine	Proven	32.34	0.15	14.58	—	—	0.16	15.16	—	—
Heap Leach (4)	Probable	87.41	0.13	9.65	—	—	0.36	27.12	—	—
	Proven + Probable	119.75	0.13	10.98	—	—	0.52	42.28	—	—

(1)	The Mineral Reserve estimates for the Peñasquito Mine set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	Based on a gold price of $1,350 per ounce, a silver price of $24 per ounce, a lead price of $0.80 per pound and a zinc price of $0.85 per pound.
(3)	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 20% to 60% for gold, 53% to 65% for silver, 63% to 72% for lead and 60% to 65% for zinc.
(4)	The estimated metallurgical recovery rate for the Peñasquito Mine (Heap Leach) is 60% for gold and 24% for silver.
(5)	Cut-off grade is based on net smelter return estimation of $0.05 per tonne on a block-by-block basis applying all revenue and associated costs.
(6)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Peñasquito Mine as of December 31, 2012:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)

(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal
	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)	(millions of pounds)

Peñasquito Mine	Measured	125.56	0.17	14.44	0.15	0.39	0.67	58.29	426	1,083
Mill	Indicated	451.43	0.19	13.12	0.13	0.34	2.74	190.43	1,275	3,410
	Measured + Indicated	576.98	0.18	13.41	0.13	0.35	3.41	248.72	1,700	4,493
	Inferred	126.63	0.20	9.13	0.14	0.26	0.83	37.17	382	736

Peñasquito Mine	Measured	3.68	0.06	5.01	—	—	0.01	0.59	—	—
Heap Leach	Indicated	21.77	0.07	4.19	—	—	0.05	2.93	—	—
	Measured + Indicated	25.45	0.07	4.31	—	—	0.06	3.52	—	—
	Inferred	50.66	0.17	1.61	—	—	0.28	2.62	—	—

(1)	The Mineral Resource estimates for the Peñasquito Mine set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)	Mineral Resources are exclusive of Mineral Reserves and include dilution.
(3)	Mineral Resources are based on a gold price of $1,500 per ounce, a silver price of $27 per ounce, a lead price of $0.95 per pound and a zinc price of $0.95 per pound.
(4)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.
(6)	Mineral Resources are reported to a net smelter return cut-off grade of $0.05 per tonne for open pit Mineral Resources.
(7)	Mineral Resources are defined with Lerchs-Grossmann pit shells.

Mining Operations

Mining Method

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco zone and one on the Azul/Chile Colorado zone. Currently only the Peñasco portion of the pit is in operation, using a conventional truck-and-shovel fleet. Drill patterns range from nine metres by nine metres in overburden to six metres by six metres in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to ensure rock fragmentation of about 127 to 152 millimetres for leaching.

Metallurgical Process

The Peñasquito Mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that will process a nominal 130,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. By year-end 2011, mine production was at full capacity; however the plant was still ramping up and lacking only sufficient pebble feed to the High Pressure Grinding (“HPGR”) circuit, limiting throughput in the HPGR circuit. A project to provide supplemental ore feed directly to the HPGR circuit was initiated in late 2011 and was successfully commissioned at the end of the first quarter of 2012. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. During 2012, a total of 5,954,455 dry metric tonnes of ore with an average grade of 0.34 grams per tonne of gold and 21.0 grams per tonne of silver were placed on the leach pad. A total of 42,669 ounces of gold and 1,420,300 ounces of silver were produced from the oxide facility in 2012. Recoveries averaged 58.9% for gold and 24.0% for silver.

Oxide Ore

Run-of-mine oxide ore will be delivered to the heap leach pile from the mine by haul trucks. Lime will be added to the oxide ore, prior to addition of the oxide ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

Sulphide Ore

Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 300 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 130,000 tonnes per day of run-of-mine sulphide ore to 80% passing 150 millimetres. The crushing facility consists of a gyratory crusher capable of operating at 92% utilization on a 24-hour-per-day, 365-days-per-year basis.

Pre-commissioning activities started on the waste rock overland conveyor system in the fourth quarter of 2012. Commissioning activities with and without load commenced in early January 2013 and will continue through the first quarter of 2013. During 2011, both 50,000 tonne-per-day capacity semi-autogenous grinding (“SAG”) lines were operational and the high pressure grind roll (“HPGR”) operation was sporadic due to lack of pebble generation due to inconsistent feed. A project to provide for supplemental feed directly to the HPGR was commissioned at the end of the first quarter of 2012. Sulphide plant throughput averaged 99,500 tonnes per day in 2012. Production in the second quarter of 2012 was affected by lower mill throughput, a result of an inadequate water supply in the month of June. Prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the accelerated pit dewatering program. This condition continued to affect plant throughput in the second half of 2012. The Corporation holds permits for sufficient quantities of water and is currently working to drill additional wells to increase water production. Concurrently, work is also underway to increase water use efficiency site wide. Furthermore, a water and tailings study is expected to be completed in the first half of 2013 to develop a comprehensive long-term water strategy for the Peñasquito district. For 2012, a total of 36,406,938 dry metric tonnes of ore with an average grade of 0.50 grams per ton of gold, 27.4 grams per tonne of silver, 0.62% zinc and 0.28% lead was processed through the sulphide plant facility, for a total of 368,594 ounces of gold, 22,284,558 ounces of silver, 324,175,492 pounds of zinc, and 153,710,300 pounds of lead produced (payable metal). Metallurgical recoveries averaged 69.4% for gold, 77.5% for silver, 77.2% for zinc, and 73.9% for lead.

Mine Life and Expected Payback Period

The mine plan and financial analysis are based on a detailed production schedule. The life-of-mine plan update in 2012 was based on $1,350 per ounce of gold and operating parameters derived from the 2012 site budget plan and consisted of production schedules, operating parameters and operating costs. Mine production during 2012 was 165.4 million metric tonnes. The production rate for the period 2012 to 2017 is projected to average 593,000 tonnes per day. The mine will supply sulphide ore to the plant at a rate of 40.2 million metric tonnes of sulphide ore per year. The total material mined per year will peak 225 million metric tonnes per year (616,000 tonnes per day). The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet and assistance from contractor waste stripping in 2013 and 2014.

The Peñasco pit will provide the only sulphide mill feed through 2021 and will continue to provide mill feed into 2033. Waste stripping will begin in Chile Colorado in 2020 and sulphide ore will be mined during 2021 through 2033. The sulphide mill feed will be from both pits from 2021 to 2032. The payback for the initial capital investment in the Peñasquito Mine was 8.9 years from commencement of the Peñasquito Mine in 2007, which means that under this scenario the Peñasquito Mine will achieve payback by the fourth quarter of 2015. Goldcorp prepared an economic analysis which confirmed that the economics based on the Mineral Reserves over a 22-year mine life could repay life-of-mine operating and capital costs.

Markets/Contracts

Goldcorp currently has a toll agreement for the refining of silver-gold doré produced from the Peñasquito Mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is sold to Silver Wheaton.

The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito Mine. In addition to the forward sales contract for silver production with Silver Wheaton, Goldcorp has entered into sales and collar option agreements for the base metals volumes in relation to Peñasquito Mine concentrate sales.

Taxes

The income tax rate applicable to corporations in Mexico was increased from 28% to 30% as of January 1, 2010. The rate will be applied only during 2010, 2011, 2012 and 2013. In 2014 the rate is scheduled to be reduced to 29%, and further scheduled to be reduced to 28% in 2015.

Environment

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Reviews of environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves.

Exploration and Development

Following a full year of operations and the availability of new cost data, approximately 220 million tonnes of low-grade gold material were moved from Proven and Probable Mineral Reserves into the Measured and

Indicated Mineral Resources category, reflecting current higher operating cost assumptions than were contemplated in the original 2006 feasibility study.

Exploration potential remains under the current open pits, and may support underground mining. Goldcorp is currently investigating an option of mining mineralization outside the area of the current open pit design using bulk mining methods such as block caving and represents upside potential for the Peñasquito Mine following the cessation of open pit mining in 2032. Goldcorp is also investigating the potential for underground mining of the mantos mineralization during the open pit mine life. This could utilize selective mining methods such as longhole stoping or cut-and-fill. These studies are at an early, conceptual stage, and no underground Mineral Resources or Mineral Reserves have been declared.

LOS FILOS MINE, MEXICO

The Los Filos Mine is indirectly wholly-owned by Goldcorp. In operation since 2007, the Los Filos Mine consists of two open-pit mines – Los Filos and El Bermejal – and one underground mine. The open-pit operation began commercial production in January 2008.

Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Los Filos Gold Operation, Guerrero State, Mexico NI 43-101 Technical Report” (the “Los Filos Report”) that has an effective date of December 31, 2012. Maryse Belanger is a qualified person under NI 43-101. The following description of the Los Filos Mine has been summarized, in part, from the Los Filos Report and readers should consult the Los Filos Report to obtain further particulars regarding the Los Filos Mine. The Los Filos Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

The Mineral Reserve and Mineral Resource estimates for the Los Filos Mine included in the following section have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

Property Description and Location

The Los Filos Mine is located in Los Filos mining district of central Guerrero State and the mining operations lie within the southern part of the Morelos National Mineral Reserve known as Morelos Sur. The Los Filos Mine consists of 20 exploitation concessions totalling 4,622 hectares located within the municipality of Eduardo Neri, Guerrero, Mexico. Goldcorp owns 100% of the Los Filos Mine. All of the exploitation concessions are held in the name of Goldcorp’s subsidiary, Desarollos Mineros San Luis, S.A. de C.V., and have a term of 50 years. The expiration dates vary depending on the date the concession was granted. As per Mexican requirements for grant of tenure, the concessions comprising the Los Filos Mine have been surveyed on the ground by a licensed surveyor. Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access to easements. Obligations which arise from the mining concessions include the performance of assessment work, payment of mining taxes and compliance with environmental laws. All appropriate payments have been made to the relevant authorities, and the licences are in good standing. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount.

Goldcorp has secured a total of 3,920 hectares of surface rights, and currently holds all the surface rights required for the Los Filos Mine operations, including the area of both pits, process and ancillary facilities areas, roads, services and a buffer area securing future growth and potential exploration targets. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities. Agreements are typically 20 to 30 years in duration and payments are made on an annual basis, with the annual payment amount linked to the Mexican consumer price index. Currently, the temporary occupation agreements are re-negotiated every five years, with the next period of negotiations occurring in 2014.

The existence in Mexico of a communal form of agrarian land ownership called “ejidos” and “comunidades agrarias” can present special problems for surface land use. Ejidos are communal farms where individuals have surface rights to specific plots of land, but most land-use decisions must be made by the members of the ejido as a whole. Ejidos and comunidades together cover about one-half of the Mexican territory; the other half remaining is legally defined as “Pequeña Propiedad” (private property). Both property types exist in the Los Filos Mine areas: private property and “propiedad social” (ejidos and comunidades). Goldcorp has entered into temporary occupation agreements with the appropriate ejidos and comunidades, and has made and selective private property purchases to ensure the continuation of mining operations.

Current environmental liabilities are limited to those normally associated with an operating gold mine where production occurs from open pit and underground sources, including roads, site infrastructure, and heap leach, waste dumps and disposal facilities. Goldcorp has estimated site rehabilitation and closure costs at $20,900,000. Bonding requirements under Mexican regulatory requirements have been met.

No royalties are payable to any entity. Current Mexican legislation does not require government royalty payments. The Corporation also holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

From Mexico City, the Los Filos Mine can be accessed from Highway 95, a major paved highway, by turning off at the town of Mezcala onto a dirt road that leads to the mine site. Driving time to the site from Mexico City is approximately three hours. The Los Filos Mine area is also served by a network of local roads. In addition, a private airstrip services the mine site with flights to the site boarded at the Cuernavaca Airport. Flying time between the site and the Cuernavaca Airport is approximately 25 minutes.

The Los Filos Mine is located in a tropical arid zone. Average annual temperatures range from approximately 18 degrees Celsius to 26 degrees Celsius. Average annual precipitation is 590 millimetres, most of which falls in the months of June through August. Very little precipitation occurs between the months of November and April. However, the Los Filos Mine area can be affected by tropical storms and hurricanes which can result in short-term, high precipitation events. Mining operations are conducted year-round.

Goldcorp holds sufficient surface rights in the Los Filos Mine area to support the mining operations contemplated in the life-of-mine plan, including access and power line easements. The mining operations are located near established power and road infrastructure at Mezcala. The nearby communities of Chilpancingo, Iguala, and Cuernavaca are also centers for the supply of materials and mining personnel. Currently, 1,226 persons are employed on site. Power is supplied through the local utility service, Comision Federal de Electricidad. Process and potable water for the Los Filos Mine is sourced from a large well and filtration gallery on the Rio Balsas located 1.5 kilometres west of Mezcala. The availability of power, water, communications facilities and an existing workforce supports declaration of Mineral Resources and Mineral Reserves.

The Los Filos Mine area is characterized by large limestone mountains divided by wide valleys. The slopes of the hills vary from very flat to steep slopes. Valley slopes are covered with hardwood forest while the valley bottoms are generally farmed. The maximum elevation in the Los Filos Mine area, at 1,820 metres above sea level, is the summit of El Bermejal hill. The valley of Carrizalillo lies at an altitude of 1,000 to 1,100 metres above sea level.

A total of 255 plant species were identified in the vicinity of the Los Filos Mine area. These species are all located outside of the mining disturbance areas and have not been impacted by the Los Filos Mine. Five plant species of commercial interest were identified in the mine site area. Fires in the area are common and have reduced the diversity of the vegetation. The current mining and construction activities have also resulted in clearing of vegetation. A total of 103 fauna species were identified in the region, most of which were birds. The Los Filos Mine area lies on a migratory route for two bird species.

History

Much of the early exploration and mining activity in the area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Mine in 1995. The Nukay mine (the “Nukay Mine”), operated by Minera Guadalupe S.A. de C.V., is one of the earliest operations in the area, with first underground production in the period from 1938 to 1940; however, there are no production records from this period. Underground operations reopened in 1946, and continued until 1961 producing about 0.5 million tonnes at 18 grams per tonne gold. A third period of exploitation occurred from open pits commencing in 1984. There is also no production record from this period. Exploration activities completed in the period 1984 to date include geological mapping, geochemical sampling, geophysical surveys, reverse circulation and core drilling, underground, metallurgical, geotechnical and hydrological drilling, development studies, and permitting activities.

The Los Filos Mine area was only subject to sporadic prospecting through the twentieth century until Teck Corporation (“Teck”) became interested in the Nukay property in 1993 and completed an agreement with Minera Miral S.A. de C.V. which was in the process of buying out the then-owners of Minera Nukay S.A. de C.V., the holders of the Nukay licence. Minera Nuteck S.A. de C.V. was formed by Teck and Miranda Mining Development

Corporation and conducted regional exploration and a drilling campaign around the Nukay operations, focusing on the potential for mineralized skarns around the targets. The discovery hole for the Los Filos deposit was drilled in August 1995.

Initial geotechnical studies were completed during the 1990s, and comprised core logging and desktop and site assessments of sub-surface conditions in the immediate vicinity of the mineralization at Los Filos and El Bermejal. Hydrological studies were completed in the same time period, to provide baseline data collection. More detailed studies were completed by independent consultants to support feasibility-level assessments. Work included geotechnical assessment of infrastructure locations such as the proposed plant, waste dump and tailings sites, groundwater exploration, hydrogeological studies, drainage assessments, and water and contaminant studies. The geotechnical models are reasonably established, and are based on drill data, rock mass classification, and stability modeling carried out during the feasibility studies. The hydrological model is based on drill data.

In 1996, work focused on the delineation of the Los Filos and Pedregal prospects; these were subsequently recognized as the one continuous deposit. In 1997, delineation drilling at the Los Filos Mine continued and a first Mineral Resource estimate was performed. Teck undertook Mineral Resource estimate updates, preliminary mining studies, and metallurgical test work between 1998 and 2002.

In November 2003, Goldcorp gained 100% ownership of the Los Filos Mine through the purchase of Miranda Mining Development Corporation and associated agreements with Teck. In 2004, additional delineation, drilling, geotechnical and environmental studies and metallurgical test work were conducted to support feasibility-level studies on the mineralization and Mineral Reserves were declared. In 2008, the Nukay Mine, which was also acquired, was integrated with the Los Filos Mine operations as the Los Filos underground mine.

The El Bermejal deposit was identified in 1989. The El Bermejal deposit was initially overlooked due to low gold grades at surface and the negative results from diamond drilling by Draco and the Mineral Resources Council (Consejo de Recursos Minerales, currently: Mexican Geological Survey). Little attention was paid to this area until 1986 when geologists from Industrias Peñoles S.A. de C.V. (Peñoles) sampled jasperoids within an extensive oxidation zone on top of Cerro Bermejal. Gold values were outlined in association with the oxide zone and jasperoids. In 1988, geophysicists recognized strong magnetic and induced polarization anomalies and in 1989, Peñoles started a detailed exploration program for bulk mineable gold deposits. Peñoles completed a Mineral Resource estimate and pre-feasibility study in 1994 that envisaged a 13,000 tonnes per day open pit and heap leaching operation.

During 2003, Wheaton River Minerals Ltd. evaluated the El Bermejal deposit and conducted a due diligence review of the project. Subsequently, a number of pits and adits were excavated to obtain bulk samples for validation of the local grade estimates and to provide representative material for metallurgical test work. On March 22, 2005, Luismin acquired the El Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation. Due diligence metallurgical studies on the El Bermejal mineralization for heap leach amenability were initiated and additional diamond core drilling conducted to support Mineral Resource and Mineral Reserve estimates, and to support open pit mining studies. In 2005, further metallurgical, geotechnical, and engineering studies were undertaken resulting in the integration of El Bermejal and Los Filos into one comprehensive proposed mining operation.

Feasibility level studies into the Los Filos, El Bermejal open pits and the Los Filos underground mine were completed between 2005 and 2007. The underground operations have been integrated with the Los Filos open pit operations, which commenced production from the Los Filos and El Bermejal deposits in 2007.

Geological Setting

Regional and Local Geology

The Los Filos and El Bermejal deposits are located in the Mezcala district in southern Mexico. They lie near the centre of a large, circular-shaped feature known as the Morelos–Guerrero Basin. The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate rocks successively comprising the Morelos, Cuautla, and Mezcala Formations, and has been intruded by a number of early Tertiary-age granitoid bodies. The basin is underlain by Precambrian and Palaeozoic basement rocks. The Morelos Formation comprises fossiliferous medium- to thickly-bedded finely-crystalline limestones and dolomites. The lower contact is not exposed within the Los Filos Mine, but the Morelos Formation has a thickness of at least 1,570 metres near the community of Mezcala. The Cuautla Formation transitionally overlies the Morelos Formation. It comprises a succession of thin- to medium-bedded silty limestones and sandstones with argillaceous partings and minor shale intercalations. The Mezcala Formation in turn transitionally overlies the Cuautla Formation and consists of a platform to flysch-like succession of interbedded sandstones, siltstones, and lesser shales which have been extensively altered to hornfels near intrusive contacts.

The Cretaceous sedimentary rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sedimentary rocks (red sandstones and conglomerates) which partially cover the region. The Mesozoic succession was folded into broad north–south-trending paired anticlines and synclines as a result of east-vergent compression during Laramide time. The Los Filos Mine area lies at the transition between belts of overthrust rocks to the west and more broadly-folded rocks to the east.

Regional structures include sets of northeast- and northwest-trending strike faults and fractures which cut both the carbonate sequence and the intrusive rocks. The distribution of intrusive bodies in northwest-trending belts is thought to reflect the control on their emplacement by northwest-trending faults. Regional mineralization styles comprise skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphide deposits. In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt. Both belts are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast.

Garnet skarn predominates at the base of the deposits with traces of SiO2 grading upward to chlorite and epidote plus abundant SiO2 towards the top. Sericite is abundant, but is restricted to the apexes of the stocks. Skarn formation occurred in three stages, with late hydrothermal veining overprinting the sequence. Pervasive jasperoids typically occur associated with the late veining stage, replacing skarn and intrusive rocks and forming a silica cap.

Property Geology

The Los Filos Mine deposit includes the mineralization mined in the Los Filos/4P open pit, and the mineralization mined by underground in the Los Filos Norte and Sud underground workings that were formerly known as the Nukay deposit. The underground workings currently incorporate a number of zones, including Independencia–Subida, Diegos, Nukay, Conchita, and Peninsula. The open pit includes the Los Filos and 4P sectors. The El Bermejal deposit includes mineralization mined in the Bermejal North and South sectors, and the Guadalupe deposit. A former underground operation exploited part of the Guadalupe deposit.

In the Los Filos area, mineralization is associated with two dioritic to granodioritic composition stocks that were emplaced in carbonate rocks of the Morelos Formation. The stocks, known as East and West, are early Tertiary in age. Intrusion resulted in development of high-temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso- to epithermal alteration. Hematite and magnetite are typical skarn minerals, but diopside which is more usually recognized in skarn assemblages, is not present. The Los Filos (Nukay) deposit formed along the north, east and southern margins of the East stock that geological evidence and argon dating have indicated is slightly older than the West stock. The differing morphology of the East and West stocks is interpreted to reflect different structural controls during emplacement. The deposit is hosted primarily by a diorite sill that dips between 20 degrees and 50 degrees to the east away from the East stock. The diorite was emplaced into a large, moderately-dipping, active structure that parallels bedding in the marble. The sill has a sigmoidal shape that starts out roughly flat at the stock, extends east at a moderate dip for about 200 metres, then thins and flattens out again at depth. Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration.

The 4P portion of the greater Los Filos deposit comprises the El Grande, Aguita, Zona 70, and Crestón Rojo zones. Mineralization is hosted within Cretaceous-aged medium-bedded to massive fossiliferous limestone of the Morelos Formation. The carbonates were intruded by granodioritic plutons and related dioritic stocks and dike bodies, resulting in the formation of marble within the calcareous rocks and local development of calc-silicate endoskarn in the intrusive rocks. Pods of calc-silicate and iron-rich exoskarn in the marble formed along contacts. Two main outcrops of intrusive rock, termed the East and West stocks, are of particular exploration interest.

The El Grande zone is situated in the northwest part of the East stock where numerous northeast-trending inliers of carbonates lie in a complex relationship with the intrusive rocks. Gold mineralization occurs in both the intrusive and the variably altered carbonate slabs. The gold zones tend to be thin and erratic, and do not appear to correlate well from hole to hole along lithologic contacts, although the mineralization may be following low-angle structures that cross cut the wall rock slabs.

The Aguita lies along the east side of the West stock, where a thin band of iron-skarn has formed along the north–south contact between the intrusion and marble. The mineralization extent is about 200 metres along strike.

Zona 70, which lies to the northwest of Crestón Rojo, and south of La Conchita, has been combined with Crestón Rojo for the purposes of Mineral Resource estimation. Mineralization at Zona 70 occurs beneath the marble cap rock within a linear, northwest-trending ridge-like cupola of granodiorite that breaches the surface in a small, elliptical outcrop at the TNP095 drill site. Zones of beta-quartz granodiorite were noted in drilling, and likely occur along south-dipping, low-angle structures. Significant gold values are present only in the highly oxidized material. Gold is also found in the thin bands of exoskarn that follow the contact, particularly in zones showing strong late-retrograde alteration to massive iron-oxides with the introduction of significant haematitic jasperoidal silica.

At Crestón Rojo, Granodiorite extends beneath the marble cap to the south and southwest away from the East stock and under the marble that covers the area. Skarn alteration of the marble is developed along most of the intrusive contacts and ranges from ten metres to 30 metres in thickness. Virtually all of the skarn consisted of massive magnetite replacement that has subsequently been oxidized to massive iron-oxide, and much has been replaced by later jasperoidal silica. Gold mineralization is found both in the exoskarn and in the granodiorite, and is associated with the clay–sericite–silica–K-feldspar–sulphide–hematite alteration typical of mineralization in the East stock intrusive rocks. Mineralization occurs as scattered, erratic zones with no clear continuity along lithologic projections. It is likely that the mineralization follows south-dipping, low angle structures that are not readily evident in the drilling.

The El Bermejal-Guadalupe deposit geology consists of calcareous and argillaceous rocks of Cretaceous age that are intruded by granodiorite stocks of Tertiary age, forming metasomatic halos at their contacts. Tertiary volcanic rocks partly cover the area. Iron–gold mineralization is best developed at the granodiorite–limestone contacts and also within endoskarn. Endoskarn shows incipient garnetization and marmorization that decreases outwards. Thickness of the zones varies from ten to 150 metres with an average of 80 metres. Mineralization extends continuously all around the apophysis of the intrusion which is approximately 600 metres in diameter. The shape of the deposit mimics a shell around the dome shape of the intrusion. Important structural controls that strike north–south and east–west, account for bends and widening of the zones at the Tajo-Mez and Contacto Norte areas.

Exploration

Exploration has been undertaken by Goldcorp, its precursor companies, or by contractors. Exploration activities on the Project have included regional and detail mapping, rock, silt and soil sampling, trenching, reverse circulation and diamond drilling, ground IP geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

Regional and detailed geological mapping was completed in a number of phases. Map scales varied from regional (1:25,000) to prospect scale (1:1,000). These are generic scales and need verification. Map results were used to identify areas of quartz veining, alteration, silicification and sulphide outcrop that warranted additional work. Soil, channel, pit, adit, underground, grab and rock sampling were used to evaluate mineralization potential and generate targets for reverse circulation and core drilling. Overall, there are 6,906 surface channel samples and 39,007 underground channel samples, which are stored in a database as proxy drill holes. Surface geochemical data have been superseded by the drill programs, and production data.

Two ground magnetic geophysical surveys were completed in 2007, over the Los Filos-Nukay zone, and over the Minitas area. Both surveys used 100 metre station spacing. The ground geophysical surveys were used to vector into mineralization and generate targets for drill programs.

Potential remains in the immediate vicinity of the Los Filos and El Bermejal open pits to identify additional mineralization that may support Mineral Resource estimation. The corridor from the El Bermejal south area to the Guadeleupe deposit is particularly prospective. Regionally, additional targets include the San Pablo deposit and the Xochipala prospect.

Mineralization

The deposits in the Los Filos Mine area are considered to be typical of intrusion-related gold–silver skarn deposits. Skarns develop in sedimentary carbonate rocks, calcareous clastic rocks, volcaniclastic rocks or (rarely) volcanic flows. They are commonly related to high to intermediate-level stocks, sills, and dykes of gabbro, diorite, quartz diorite, or granodiorite composition. Skarns are classified as calcic or magnesian types; the calcic subtype is further subdivided into pyroxene, epidote, or garnet-rich members. These contrasting mineral assemblages reflect differences in the host rock lithologies as well as the oxidation and sulphidation conditions in which the skarns developed.

Mineralization frequently displays strong stratigraphic and structural controls. Deposits can form along sill–dyke intersections, sill–fault contacts, bedding–fault intersections, fold axes, and permeable faults or tension zones. In the pyroxene-rich and epidote-rich types, mineralization commonly develops in the more distal portions of the alteration envelopes. In some districts, specific assemblages of reduced, Fe-rich intrusions can be spatially related to Au-skarn mineralization. Mineralization in the garnet-rich Au skarns tends to lie more proximal to the intrusions.

Deposits range from irregular lenses and veins to tabular or stratiform ore bodies with lengths ranging up to many hundreds of metres. Mineral and metal zoning is common in the skarn envelope. Gold is frequently present as micrometer-sized inclusions in sulphides, or at sulphide grain boundaries. Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the carbonates and intrusive rocks.

Drilling

Drill programs have been completed primarily by contract drilling crews, supervised by geology staff from the Project operator at the time. The current drill database contains 2,694 drill holes (553,081 metres), of which 1,476 (322,290 metres) are core holes, and the remaining 1,218 holes (230,821 metres) are reverse circulation.

Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Ground water is generally absent in the marble, but minor water flow is typically present in the underlying intrusive rocks. Water flow was rarely high enough to impact the drilling, although water had to be injected to improve sample quality. Experimentation with various drilling techniques over the durations of the exploration programs led to the development of a rigorous drilling protocol in order to optimize sample quality. The rods used were 10 feet or 20 feet in length, and samples of the drill cuttings were collected at intervals of five feet. Penetration rates averaged 60 metres per day per drill, with an average hole depth of approximately 230 metres. Some reverse circulation drilling was performed as pre-collars for core drill holes. Sample recoveries were not routinely recorded for reverse circulation holes.

Diamond drilling typically recovered HQ size core (63.5 millimetres in diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Following drilling methods tests, face-discharge bits were used for all drilling. In general, core recoveries were good, averaging around 90%. Metallurgical holes were typically drilled using PQ size core (85 millimetres).

Drill diameters for the underground operations are either NTW (56 millimetres) or HQ size, depending on the rig that is used.

Although the vein and skarn orientations are variable within the Los Filos Mine area, generally drill orientations were appropriate for the style and orientation of the mineralization in the area being drilled.

Drill spacing across the deposits that have Mineral Resources estimated is at about 35 metres x 35 metres in areas with close-spaced drilling, widening to about 70 metres x 70 metres in the areas that are less well drilled. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drill hole orientations range from zero degrees to 225 degrees. Dips range between 65 degrees and 90 degrees, and are typically 90 degrees. Hole depths range from zero metres to 600 metres and average 350 metres. Underground drilling is performed by Goldcorp personnel. Initial drill spacings are 25 metres x 50 metres, and tighten to a final spacing of 25 metres x 25 metres. Platform drilling is typically undertaken at a five metre x five metre spacing. Drill hole lengths vary from about 40 metres to as much as 350 metres, but typically average about 200 metres in length. In the South zone of the underground operations, the drill azimuth is usually at 180 degrees, whereas in the North zone, azimuths are commonly zero degrees/360 degrees. Dips vary depending on the target mineralization, from zero degrees to 90 degrees.

Los Filos Mine currently operates ten drills that drill a 6  3/4 inch hole diameter. Blast holes are typically spaced at five metres x six metres in ore zones, and are six metres deep. Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths

Sampling and Analysis

Logging of RC drill cuttings and core utilized standard logging procedures that recorded lithological, mineralogical and geotechnical data. Drill collars are surveyed by mine personnel, using total station instruments. Historic drill holes were picked up as collars could be located. Initial downhole surveys were performed using acid etching; since 2003, a Reflex downhole survey instrument has been used, with surveys generally at 50 metre intervals downhole. Sample collection and handling of reverse circulation drill cuttings and core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. Reverse circulation samples are typically 1.52 metres. Core is sampled so as to identify lithological changes, and typically does not exceed 1.5 metre lengths. Splitting was done using a tile saw or Rockman saw when solid, or by hand with a knife or spatula when soft. Hydrasplit manual hydraulic splitters have also been used. Sample intervals in core and reverse circulation drilling, comprising maximum of 1.5 metre and 1.52 metre intervals respectively, are considered to be adequately representative of the true thicknesses of mineralization. The sampling has been done over a sufficiently large area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

QA/QC measures have been undertaken since about 2000. QA/QC includes submission of standard reference materials and blanks, and re-assay of a proportion of the samples.

Sample preparation and analytical laboratories used during the exploration and delineation drilling programs on the Los Filos Mine include Bondar Clegg, Skyline and ALS Chemex (which acquired Bondar Clegg and Skyline). ALS Chemex holds ISO 17025 accreditations for selected analytical methods. ALS Chemex is independent of Goldcorp. The onsite mine laboratory is operated by SGS Laboratories and is independent of Goldcorp. The SGS laboratory in Durango, Mexico, was the check laboratory in 2012. The laboratory has held ISO-17025 certifications for selected analytical methods since 2009. The laboratory is also independent of Goldcorp.

The sample preparation method from 2000 to 2003 comprised crushing to 75% passing 10 mesh, then pulverizing to a minimum of 95% passing 150 mesh. In 2003, the pulverization changed to a minimum of 85% passing 200 mesh.

Since 2003, gold assays are run using a one assay-ton (30 gram) charge, with atomic absorption finish. Assays exceeding ten grams per tonne gold were re-analyzed using fire assay with gravimetric finish. Copper and silver assays were performed using a one gram charge, aqua regia digestion and atomic absorption analysis. Silver values exceeding 100 grams per tonne silver were reanalyzed using a one-ton fire assay with gravimetric finish. Approximately 2.5% of the splits from the exploration core samples were routinely re-assayed to confirm initial results and, if the check assays were at variance with the original assay, a second split sample was assayed.

Goldcorp’s quality control and data verification procedures incorporated a system of repeat assaying and blanks. One in 20 samples sent to the laboratory were identified for repeat analysis. Goldcorp introduced a blank sample immediately after the repeat sample, in other words every batch consists of 22 samples. The blank material was limestone sourced from the local river, several kilometres away from the Los Filos Mine area.

Drill sampling has been adequately spaced to first define, then infill, gold and copper anomalies to produce prospect-scale and deposit-scale drill data. Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 150 metres. Average drill hole spacing in the core of the deposits is about 50 metres. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pits is about 25 and 35 metres. Sample preparation procedure is in line with industry-standard methods for gold deposits.

Data Verification

A number of check assay programs have been conducted on legacy (historic) drill samples, in 1998, 2000, and 2001. In general the programs found no particular bias, and a good correlation was noted between the original assays and the check assays. Database verification was performed in 2002, 2003, and 2006 in support of technical report preparation. No significant errors were noted. Validation checks performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data.

A number of reverse circulation holes on Los Filos Mine have been twinned with diamond drill holes. Checks on the twin data were performed in 2002 and 2003; results indicated a reasonable agreement in picking out the mineralized zone with differences in average grades explained by nugget effect in two samples taken several metres apart in most cases.

International Mining Consultants (“IMC”), a third-party independent consulting firm, performed the open pit Mineral Resource and Mineral Reserve estimates. Since 2008, IMC have reviewed the procedures used to handle, log, and prepare samples for shipment and the QA/QC programs in place. In IMC’s opinion, the current procedures are very good and there are no significant issues that would preclude the use of data in Mineral Resource and Mineral Reserve estimation. NCL Limited, a third-party independent consulting firm, performed the underground Mineral Resource and Mineral Reserve estimates. During 2012, NCL undertook a review of the QA/QC data available for the Los Filos Mine underground. No significant issues that would preclude the use of data in Mineral Resource and Mineral Reserve estimation were identified from the review.

The authors of the Los Filos Report have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Los Filos Mine adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning. No sample biases were identified from the QA/QC programs undertaken and ample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposit. External reviews of the database have been undertaken in support of acquisitions, support of feasibility-level studies, in support of technical reports, and in support of Mineral Resource and Mineral Reserve estimates, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flow sheets, check analysis program, or data storage were noted.

Security of Samples

Sample security was not generally practiced at Los Filos Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack at the Los Filos Mine for storage. Weathering has deteriorated the integrity of individual pulps from earlier drill programs. Some pulps are stored at the Teck storage facility in Iguala. Drill core is stored in wooden-plastic core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth. Coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. The databases are acceptable to support Mineral Resource and Mineral Reserve estimation.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Los Filos Mine as of December 31, 2012:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Proven	72.61	0.96	5.28	2.25	12.32
Probable	224.10	0.72	5.58	5.18	40.21
Proven + Probable	296.71	0.78	5.51	7.43	52.54

(1)	The Mineral Reserves for the Los Filos Mine set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	Mineral Reserves amenable to open pit mining are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates depending on the pit being mined, variable metallurgical recoveries depending on geometallurgical domain, and cut-off optimization.
(3)	Mineral Reserves amenable to underground mining are contained within stope designs that have a minimum horizontal continuity of ten metres, and minimum mining width of one metre, and supported by a mine plan that features variable stope thicknesses depending on zone; and cut-off optimization.
(4)	Based on a gold price of $1,350 per ounce and a silver price of $24 per ounce.
(5)	The Los Filos crush-leach ore is based on an operational 0.5 grams per tonne gold cut-off grade, run of mine ore is based on a variable 0.22 to 0.5 grams per tonne gold operational cut-off grade that is determined by lithology. The El Bermejal Mineral Reserve is based on a 0.2 grams per tonne operational run of mine cut-off grade.
(6)	Mineral Reserves amenable to underground mining are reported based on a cut-off grade of 3.64 grams per tonne gold.
(7)	Dilution in Mineral Reserves amenable to underground mining is assigned an average grade of one gram per tonne gold and five grams per tonne silver and assumed to be 0.85 metre thickness on average.
(8)	Mining recovery in Mineral Reserves amenable to underground mining is variable, based on stope width and can range from 75–100%.
(9)	Process gold recoveries for Mineral Reserves amenable to open pit mining vary from 64–77% for crush-leach ore and from 49–59% for run of mine ore at Los Filos; recoveries at El Bermejal vary from 53–73%. A 5% silver recovery is assumed from all geometallurgical domains.
(10)	Process gold recoveries for Mineral Reserves amenable to underground mining are estimated at 72%. A 5% silver recovery is assumed from all zones.
(11)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Los Filos Mine as of December 31, 2012:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5) (6)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(million)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Measured	9.61	1.90	8.48	0.59	2.62
Indicated	61.41	0.89	6.76	1.76	13.35
Measured + Indicated	71.02	1.03	7.00	2.35	15.97
Inferred	239.18	0.84	6.04	6.49	46.47

(1)	The Mineral Resources for the Los Filos Mine set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)	Based on a gold price of $1,500 per ounce and a silver price of $27 per ounce.
(3)	Mineral Resources potentially amenable to open pit mining methods use a mining cost of $97.99, process cost of $2.415, process recovery of 72%, and a refining cost of $3.26 per ounce. Mineral Resources potentially amenable to underground mining use a mining cost of $97.99, process cost of $2.415, process recovery of 72%, and a refining cost of $3.26 per ounce.
(4)	Mineral Resources potentially amenable to open pit mining methods are reported to variable gold cut-off grades of 0.2 grams per tonne gold for mineralization from El Bermejal and Guadalupe, and 0.22 grams per tonne gold to 0.5 grams per tonne gold for mineralization from Los Filos, 4P, and Aguita. Mineral Resources potentially amenable to underground mining are reported to a gold cut-off grade of 2.94 grams per tonne gold.
(5)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(6)	Numbers may not add up due to rounding.

Mining Operations

Mining commenced in 2007, with the first gold pour the same year. Two open pits, Los Filos and Bermejal, are currently in operation. Equipment is owner-operated, and mining is based on conventional truck-and-shovel operations. All open pit ore and waste requires blasting. Mineralization from the open pits is trucked to either the run-of-mine heap leach pad or to the crusher. Average daily production in 2012 was 199,420 tonnes. The current life-of-mine plan assumes production from open pit sources until 2031. The production rate will be 24.0 million tonnes per year for the first six years and 15.5 million tonnes per year for the remaining years of a 20 year mine life. The mine plan currently contains future production that is attributed to Inferred Mineral Resources. These Inferred blocks were set to waste for the purposes of Mineral Reserve declaration. While there is reasonable expectation that some or all of the Inferred Mineral Resources can be upgraded and classified as higher-confidence Mineral Resources with additional exploration and blast hole drilling programs, Goldcorp cautions that some or all of this Inferred mineralization may not be able to be converted to higher-confidence Mineral Resource categories or eventually to Mineral Reserves.

Underground mining recommenced in 1996. Production is from two main areas and about 18 separate ore zones using a cut-and-fill mining method. Equipment is owner-operated, and mining is based on conventional jumbo–load-haul-dump–tramming operations. All ore and waste requires blasting. Ore from the underground mine is trammed to the surface and then trucked to the stockpile of the crusher at Los Filos Mine. Average daily production in 2012 was 1,033 tonnes. The current life-of-mine plan assumes production from underground until 2021.

Infrastructure required to support mining activities is sufficient for the current life of mine. A second leach pad is under construction and scheduled for completion in October 2013. The mine camp is currently able to accommodate 162 persons and is being expanded to 292 beds. Power is supplied by Comision Federal de Electricidad and an emergency power plant was constructed during 2008 to provide back-up power for the leach pumps and gold recovery plant.

Water for the operations is sourced from a large well and filtration plant located 1.5 kilometres west of Mezcala. The water plant has access to the Rio Balsas, which is a large perennial river. Water rights were granted in 2006 by the appropriate Mexican authorities. A probabilistic water balance model has been developed for the heap leach facilities, diversion channels and process ponds. The Los Filos Mine is operated as a zero discharge system. Los Filos does not discharge process water to surface waters, and there are no direct discharges to surface waters. All wastewater from the offices, camp and cafeteria is treated in 15 wastewater treatment plants prior to discharge to the environment.

Four waste rock storage facilities are in use; two at Los Filos, and two at El Bermejal. In-pit backfill is contemplated toward the end of the mine life. The facilities have a combined life of mine planned storage capacity of 900 million tonnes for the waste dumps and 300 million tonnes for pit infill. Until 2012, all landfill waste was disposed of in the Mezcala landfill facility. During 2013, Goldcorp intends to construct a landfill facility on site for operational use.

Mineralization from both the underground and open pit operations is classified as either low-grade or high-grade ore. If high-grade, material is sent to a crushing system, consisting of a primary and secondary crusher, and reduced to a particle size of 80% passing minus  3/4 inches (19 millimetres). Material is then sent to the heap leach pad via overland conveyor/stacking. If low-grade, material is sent straight to the leach pad as run-of-mine ore. Currently, there is one leach pad in operation which is divided in two sections, one for the crush ore and the other for run-of-mine ore. A second pad, which is under construction, is expected to be operational in October, 2013. The leachate is sent to a carbon adsorption–desorption–recovery plant, where a gold enriched liquor is obtained and sent to electrowinning cells to recover a sludge containing gold, silver and some impurities. This step is followed by smelting to recover the gold–silver as doré.

Goldcorp has an operative refining agreement with Johnson Matthey for refining of doré produced from the mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton.

Based on the current mine plan, life of mine capital costs are estimated at $1,120 million, or an average of $53 million per year. The estimate includes capital costs, sustaining capital costs, capitalized exploration, and development and stripping costs. For the current life of mine financials, which are the 2013 business plan for the mine, capital costs are based on operating experience and quotes received from manufacturers during 2012. Sustaining capital costs reflect current price trends.

The results of a sensitivity analysis demonstrate that the Los Filos Mine financial outcome is most sensitive to variations in the gold grade and gold price. The next most sensitive parameter is operating costs. Capital costs have the least influence on cash flows. The author of the Los Filos Report has reviewed the financial analysis and confirm that the Los Filos Mine has positive economics until the end of mine life, which supports Mineral Reserve declaration.

An infill and exploration drilling program is recommended, which will encompass about 31,185 metres of drilling at a total program cost of about $9 million, assuming drilling costs of $155 per metre.

CENTRAL AND SOUTH AMERICA

The Corporation’s properties in the Central and South America region include the Marlin Mine, the Pueblo Viejo Mine (40%), the Cerro Negro Project, the El Morro Project (70%), the Alumbrera Mine (37 1/2%) and the Cerro Blanco Project. The Pueblo Viejo Mine and the Cerro Negro Project, each described below, are considered to be material mineral properties to Goldcorp.

PUEBLO VIEJO MINE, DOMINICAN REPUBLIC

Goldcorp holds an indirect 40% interest in the Pueblo Viejo Mine. Barrick holds the other 60% interest in, and operates the Pueblo Viejo Mine. The Pueblo Viejo Mine, located in the Dominican Republic is an open pit gold mine. Commercial production commenced at the Pueblo Viejo Mine in January 2013.

Robbert Borst, C.Eng., formerly Associate Principal Mining Engineer, Roscoe Postle Associates Inc. (“RPA”), Chester Moore, P.Eng., Principal Geologist, RPA and André Villeneuve, P.Eng., Associate Metallurgist, RPA, prepared a technical report addressed to Pueblo Viejo Dominicana Corporation (“PVDC”), the operating company for the joint venture partners, Barrick and Goldcorp in accordance with NI 43-101 entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 16, 2012 (the “Pueblo Viejo Report”). Robbert Borst, Chester Moore and André Villeneuve are each qualified persons under NI 43-101. The following description of the Pueblo Viejo Mine has been summarized, in part, from the Pueblo Viejo Report and readers should consult the Pueblo Viejo Report to obtain further particulars regarding the properties held by the Pueblo Viejo Mine. The Pueblo Viejo Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

All scientific and technical information in this summary relating to any updates to the Pueblo Viejo Mine since the date of the Pueblo Viejo Report, other than the Mineral Reserve and Mineral Resource estimates, has been reviewed and approved by the authors of the Pueblo Viejo Report.

The Mineral Reserve and Mineral Resource estimates for the Pueblo Viejo Mine included in the following section have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

Property Description and Location

The Pueblo Viejo Mine is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Pueblo Viejo Mine is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo, in an area of moderately hilly topography, and is situated on the Montenegro Fiscal Reserve which covers an area of 4,880 hectares. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. The deposits of precious and base metals consist of high sulphidation, quartz-alunite epithermal gold and silver deposits.

PVDC is the holder of the right to lease the Montenegro Fiscal Reserve by virtue of a special lease agreement of mining rights, effective as of July 29, 2003 as amended in November 2009 (the “Special Lease Agreement”). The Special Lease Agreement provides PVDC with the right to operate for a 25 year period, which was triggered on February 26, 2008, with rights of renewal allowing for a total of 75 years. Under the Special Lease Agreement, PVDC is obliged to pay to the government of the Dominican Republic: income tax; a net smelter return royalty of 3.2%; and a net profits interest with a rate that varies with the price of gold, and equals 28.75% when the internal rate of return equals ten percent.

The government of the Dominican Republic remains responsible for the relocation, where necessary, of those persons dwelling in the Los Cacaos and El Llagal basins. The Pueblo Viejo Mine requires 146 permit approvals from 16 governmental agencies. As of the date of the Pueblo Viejo Report, approval had been granted for 86 permits, 18 had been submitted to the government, and 42 had been identified to be prepared. PVDC obtained ten authorizations for a power project which includes a 215 megawatt combined circle power plant to be installed in Quisqueya, San Pedro de Macoris and a power transmission line approximately 110 kilometres in length to the Pueblo Viejo Mine. An additional eleven authorizations have been identified to be obtained in the future. During 2012, approval was received to construct the Upper Llagal tailings dam to the 230 metre elevation.

Pursuant to the Special Lease Agreement, environmental remediation within the mine site and its area of influence is the responsibility of PVDC, while the Dominican government is responsible for historic impacts outside the development area. However, agreement was reached in 2009 that PVDC would donate up to $37.5 million, or half of the government’s total estimated cost of $75 million, for its clean-up responsibilities. In December 2010, PVDC agreed to contribute the remaining $37.5 million on behalf of the government towards these clean-up activities.

In 2005, as updated in 2007, PVDC completed a feasibility study on the Pueblo Viejo Project (the “Pueblo Viejo Feasibility Study”). An environmental and social impact assessment (“ESIA”) and environmental management plan (“EMP”) were approved by the Secretariat of State for the Environment and Natural Resources on December 26, 2006 and the environmental licence No. 0101-06 was issued in January 2007 (the “Environmental Licence”). Conditions of the Environmental License include detailed designs for tailings dams, installation of monitoring stations and submission for review of the waste management plan and incineration plant design. An updated EMP including silver/copper recovery was submitted on September 30, 2007, and subsequently approved in December 2010. An environmental evaluation report was submitted in 2008 to address an increase in the planned processing rate to 24,000 tonnes per day, and the Environmental License was modified.

The Environmental Licence requires a compliance bond of approximately $16.4 million, corresponding to ten percent of the cost of the Environmental Adjustment and Management Plan (“PMAA”) of the construction phase. Once the construction phase is completed, PVDC will provide a bond that corresponds to ten percent of the amount of the updated PMAA defined for the operational phase. At the end of the operational phase, PVDC will provide the corresponding bond at ten percent of the total amount of the PMAA for the closure and post closure phases. PVDC is also required to create an environmental reserve fund to be held in an offshore escrow account funded at a rate equal to five percent of all operational costs, other than costs of concurrent rehabilitation, until the funds are adequate to discharge PVDC’s closure reclamation obligations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Pueblo Viejo Mine from Santo Domingo is by a four lane, paved highway, which then connects to a paved, two lane, secondary highway at the town of Piedra Blanca, approximately 78 kilometres from Santo Domingo, the location of the main port facility. A network of haul roads is being built to supplement existing roads so that mine trucks can haul ore, mine overburden and limestone from the various quarries. As well as the existing access roads, current site infrastructure includes accommodation, offices, truck shop, medical clinic and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Upgrade and renovations will be performed on some of these facilities. The Pueblo Viejo Mine has filled most non-technical staff positions and labour requirements from local communities and currently employs nearly 6,500 workers.

There is a tropical climate with little fluctuation in seasonal temperatures. The average annual temperatures are 25 degrees Celsius, and temperatures range from daytime highs of 32 degrees Celsius to night time lows of 18 degrees Celsius. Annual rainfall is approximately 1,800 millimetres, with May through October typically being the wettest months. The Dominican Republic is in an area where hurricanes occur, with the hurricane season typically from August to November.

The central region of the Dominican Republic is dominated by the Cordillera Central mountain range. The Pueblo Viejo Mine is located in the eastern portion of the Cordillera Central mountain range where local topography ranges from 565 metres to approximately 65 metres above sea level. There is little primary vegetation on the Pueblo Viejo Mine site and surrounding concessions. Secondary vegetation is abundant outside of the excavated areas and can be quite dense.

The primary tailings storage area will be located in the El Llagal valley approximately 3.5 kilometres south of the plant site and consists of two rockfill dams with saprolite cores. With respect to Mineral Reserve estimates, the current mine life is constrained by tailings storage availability. Other potential tailings storage sites have been identified and negotiations are underway to obtain relevant permits.

The power supply for permanent operations will be completed in 2013. See “Mining Operations”. Due to significant construction delays which have been incurred by the project with respect to power, PVDC has decided as a mitigation measure to use temporary alternatives, including on-site generation supplying 13 megawatts, sufficient for pre-commissioning, supplemented by an additional 30 megawatts of power generated on-site for commissioning. Power from the Monte Rio plant will replace the temporary connection to the national grid. Initial water for earthworks and construction is being supplied largely from the Maguaca River, but also from the pipeline that connects the Hondo Reservoir and the freshwater pond. Potable water for construction offices, dining rooms, toilets, and use mainly at the plant site, is being supplied during construction from a temporary tank located north of the oxygen plant.

Domestic waste water from the various sites will be collected through an underground gravity sewer system. Separate, underground, gravity systems will be built to serve the construction and operations camps. The clean effluent will be discharged to the local river system. Non-hazardous domestic solid waste will be sent by truck to a central handling facility. An incinerator will be installed at the non-hazardous waste dump to burn the solid waste.

History

The earliest records of Spanish mine workings at Pueblo Viejo are from 1505, although Spanish explorers sent into the interior of the island during the second visit of Columbus in 1495 probably found the deposit being actively mined by the native population. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland. There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican government sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulphide veins hosted in unoxidized sediments in streambed outcrops.

Rosario Resources Corporation of New York (“Rosario”) optioned the property in 1969. As before, exploration was directed first at the unoxidized rock where sulphide veins outcropped in the stream valley and the oxide cap was only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80 metres, revealing an oxide ore deposit of significant tonnage. In 1972, Rosario Dominicana S.A. was incorporated. Construction started in 1973 and open pit mining of the oxide deposits started in the Moore area in 1975. In 1979, the Dominican Republic Central Bank purchased all foreign-held shares in the mine. Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine. Rosario employed several drilling methods. The majority of holes were vertical with a drill hole spacing ranging 20 metres to 80 metres. Core recoveries were reported to be approximately 50% in areas of mineralization and within silicified material.

The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling, and were put into production in the 1980s. Rosario also performed regional exploration, evaluating much of the ground adjacent to the Pueblo Viejo concessions, with soil geochemistry surveys and percussion drilling. An airborne electro-magnetic survey was flown over much of the Maimon Formation to the south and west of the

Pueblo Viejo Mine. With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation and in 1986 and 1992, feasibility studies were conducted.

Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A carbon-in-leach plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulphide ore at a maximum of 9,000 tonnes per day. Results were poor, with gold recoveries varying from 30% to 50%. Selective mining continued in the 1990s on high-grade ore with higher estimated recoveries. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down. In 24 years of production, the Pueblo Viejo mine produced a total of 5.5 million ounces of gold and 25.2 million ounces of silver.

Three companies were involved in Rosario’s attempt to find a strategic partner in 1992 and 1996: GENEL JV, Mount Isa Mines Limited (“MIM”), and Newmont Mining Corporation (“Newmont”). The process was never completed but each of the three companies conducted work on the property for their evaluations. The GENEL JV expended six million dollars between 1996 and 1999 in studying the project and advancing the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socioeconomic evaluation and financial analysis. In 1996 and 1999, the GENEL JV drilled 20 holes, 11 in the Moore deposit and nine in the Monte Negro deposit. All holes were drilled at an angle and down-hole surveys were performed. GENEL JV used a GPS to locate drill holes and to survey the existing pits. In 1997, MIM drilled 31 holes for a total of 4,600 metres at Pueblo Viejo, 15 in the Moore deposit and 16 in the Monte Negro deposit. Core size was HQ size with occasional reductions to NQ size as necessary to complete the holes. Five holes were vertical and 26 were drilled at an angle. MIM collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarization geophysical surveys over the known deposits and completed aerial photography over the mining concessions. MIM proposed to carry out a pilot plant and use ultra-fine grinding/ferric sulphate leaching. In each of 1992 and 1996 Newmont had proposed to carry out a pilot plant and feasibility study for ore roasting/bio-oxidation. Samples were collected for analysis, but no results are available.

In 2000, the government of the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. Placer Dome was the successful bidder and the parties negotiated the Special Lease Agreement, which became effective on July 29, 2003. Placer Dome conducted structural pit mapping of the Moore and Monte Negro open pits in 2002. Placer Dome also mapped and sampled a 105 square kilometre area around the concessions as part of an ongoing environmental baseline study to identify acid rock drainage sources outside the main deposit areas. Part of the regional mapping and sampling program focused on evaluating the potential for mineralization in the proposed El Llagal tailings storage area. Mapping and stream sediment sampling were conducted in the El Llagal valley and adjacent Maguaca and Naranjo river valleys. Further geotechnical evaluation of the El Llagal valley resulted in BGC Engineering Inc. drilling 20 core holes and collecting numerous outcrop samples. Select samples identified with the most favourable mineralization were sent for gold and trace element analysis. Placer Dome completed 3,039 metres of core drilling in 18 holes during 2002 and 15,424 metres of core drilling in 111 holes during 2004 using thin-walled NQ size rods that produce 57 millimetre core. All but one of the holes was angled. Placer Dome drilled with oriented core to calculate the true orientations of bedding, veining and faulting in the deposit areas. Drill holes were logged electronically using codes, graphic logs, and geologists’ remarks. Geological information related to assay intervals was recorded on a geology log. A second log was used to record structural information and a third log used to record geotechnical information.

In February 2006, Barrick acquired Placer Dome and subsequently sold a 40% stake in the Pueblo Viejo Project to Goldcorp.

Geological Setting

Regional Geology

The Pueblo Viejo Mine is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks, and interpreted to be a Lower Cretaceous intra-oceanic island arc, one of several bimodal volcanic piles that form the base of the Greater Antilles Caribbean islands. The unit has undergone extensive seawater metamorphism (spilitization), and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).

Local Geology

The Pueblo Viejo member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately three kilometres north to south by two kilometres east to west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. In addition, there are pyroclastic rocks, dacitic domes, and diorite dykes within the basin. The Pueblo Viejo member is bounded to the east by volcaniclastic rocks, and to the north and west by Platanal Member basaltic-andesite (spilite) flows and dacitic domes. To the south, the Pueblo Viejo member is overthrust by the Hatillo Limestone Formation.

Property Geology

Pueblo Viejo is a high sulphidation, quartz-alunite epithermal gold and silver deposit. High sulphidation deposits are typically derived from fluids enriched in magmatic volatiles, which have migrated from a deep intrusive body to an epithermal crustal setting, with only limited dilution by groundwater or interaction with host rocks. Major dilatant structures or phreatomagmatic breccia pipes provide conduits for rapid fluid ascent and so facilitate evolution of the characteristic high sulphidation fluid. Mineralization is predominantly pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone overlying horizons of spilite, volcanic sandstone, and fragmental volcaniclastic rocks. The entire sequence has a shallow dip to the west. The eastern margin of the sedimentary basin hosting the Moore deposit is defined by fragmental volcaniclastic rocks and non-carbonaceous sedimentary rocks. Bedding generally dips shallowly westwards (less than 25 degrees) but locally, steep faults with northeast and northwest strikes have rotated bedding into steep orientations. The northeast faults appear to link with a northwest trending fault that controls the eastern margin of the Moore dacite porphyry and is a boundary to a gold-bearing pyrite vein zone at North Hill. The westward-dipping thrust and bedding plane faults offset pyrite veins with only minor displacement evident. The faults are associated with an intense cleavage and bedding-parallel quartz veins with gold mineralization. In the Moore deposit, silica and kaolinite are more common in the upper parts of the system. In the now depleted oxide mineralization, silicification was closely associated with gold mineralization and caused mineralized zones to form hills with relief of about 200 metres. Locally, veins and masses of pyrophyllite cut the jasperoid bodies.

The Monte Negro deposit is located at the north-western margin of the sedimentary basin. Stratigraphy consists of inter-bedded carbonaceous sediments ranging from siltstone to conglomerate, interlayered with volcaniclastic flows. These volcaniclastic flows become thicker and more abundant towards the west. In the eastern part of the Monte Negro deposit area, the bedding dip is shallow to the southwest; in the west, the dip is shallow to the northwest. The Monte Negro Sediments overlie a horizon of spilite and partly silicified, spilite-derived conglomerate. The conglomerate consists of pebble to boulder size clasts of spilite that are often silicified and a light pink colour. Silicification is likely volcanogenic, occurring prior to the sedimentation of the basin. The conglomerate horizon represents either a basal conglomerate channelled into the margin of the basin or a reworked, brecciated flow top of the spilite below. The horizon ranges in thickness from tens of metres to non-existent and is likely filling channels in the uneven spilite surface below. In Monte Negro, silica and kaolinite are more abundant in the upper portions of the deposit, and a silica cap is present. Silicification is more widespread at Monte Negro and not as closely associated to gold mineralization. Regardless, gold content is typically higher in silicified or partially silicified (quartz-pyrophyllite) rock.

Exploration

The main components of PVDC’s 2006 exploration program, were data compilation and integration, rock sampling and pit mapping, alteration studies, geophysical surveys (induced polarization pole – dipole and ground magnetic readings), geochemical surveys and diamond drilling. In 2009, PVDC undertook a major re-logging program of all historical drill core, carried out detailed geological mapping of pits and construction excavations, and reinterpreted the geological models underpinning Mineral Resource and Mineral Reserve estimates. In 2010, PVDC continued the detailed in-pit and construction excavation, and also undertook a close-spaced reverse circulation grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro open pits.

Mineralization

The Pueblo Viejo deposits are classed as high sulphidation, epithermal gold and silver of the quartz-alunite style. They are characterized by veins, vuggy breccias and sulphide replacements ranging from pods to massive lenses, occurring generally in volcanic sequences and associated with high-level hydrothermal systems. Acid leaching, advanced argillic alternation, and silicification are characteristic alternation styles. Grade and tonnage varies widely. Pyrite, gold, electrum and enargite/luzonite are typical minerals and minor minerals include chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides.

There were three stages of advanced argillic alteration associated with precious metal mineralization. The third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite veins with silicified haloes. Individual stage three veins have a mean width of four centimetres and are typically less than ten centimetres wide. Exposed at the surface, individual veins can be traced vertically over three pit benches (30 metres). Veins are typically concentrated in zones that are elongated north-north-west and can be 250 metres long, 100 metres wide and 100 metres vertical. Stage three veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite. Trace amounts of electrum, argentite, colusite, tetrahedrite-tennantite, geocronite, galena, siderite and tellurdes are also found in veins.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Gold occurs as native gold, sylvanite (AuAgTe4), and aurostibnite (AuSb2). The principal carrier of gold is pyrite where the sub-microscopic gold occurs in colloidal-size micro inclusions (less than 0.5 micrometres) and as a solid solution within the crystal structure of the pyrite. Silver content tends to correlate gold content and silver has a strong association with stage three veins, where it occurs in a variety of minerals. Most copper occurs as enargite hosted in stage three veins and only trace amounts of chalcocite and chalcopyrite have been recorded. The majority of zinc occurs as sphalerite, primarily in stage three veins and also as disseminations. Lead minerals include galena, geocronite, boulangerite, and bournonite, most of which are present as fine inclusions or within fractures in pyrite, sphalerite, and enargite. Elevated lead values were found in the structural feeder zone in the Moore deposit and lead may provide clues on where to search for other feeder zones.

The Moore Deposit

Pyrite-rich, gold-bearing veins at Moore have a mean width of four centimetres and are steeply-dipping with a trend commonly northwest. Secondary pyrite vein-sets trend north-south and northeast.

Thinly bedded carbonaceous siltstones and andesitic sandstones in the West Flank dip shallowly westwards. Dips increase towards the west where north-trending thrusts displace bedding. Pyrite and limonite-rich veins with gold mineralization are sub-vertical and trend commonly northwest. Quartz veins with gold trend northwest oblique to the pyrite veins have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension-gash arrays in centimetre-scale dextral shear zones that trend northwest. Two main northeast faults were mapped across the West Flank, sub-parallel with the Moore dacite porphyry contact.

Bedding to the north of the Moore dacite porphyry dips shallowly westwards. There are three steep-dipping, gold-bearing, pyrite-rich vein sets: northwest, northeast and northsouth. Northwest trending veins generally contain enargite and sphalerite, while northeast trending veins are more pyrite ± pyrophyllite rich. The average vein width is 3.5 centimetres.

The Monte Negro Deposit

Pyrite-rich veins with gold mineralization are sub-vertical and have bimodal trends, which are interpreted to form conjugate sets. The mean width is two centimetres. The northwest trending set is sub-parallel to the strike of bedding and fold axes. Enargite and sphalerite-bearing veins with gold dominantly trend northeast and have a mean width of three centimetres. The combination of vein trends forms a high-grade gold zone (Vein Zone One) which extends 500 metres northwest, and is 150 metres wide and up to 100 metres thick between the F5 Fault to the east and the Main Monte Negro Fault to the west. The fault pattern is dominated by steep north-northwest trending faults sub-parallel to the dominant pyrite vein set. The main Monte Negro Fault is a 25 metre by 500 metre zone of silicification, brecciation, mineralization, folding, and faulting.

Close to the interpreted Monte Negro Fault, bedding dips more westerly and strikes north-north-west. Mineralized veins at the Monte Negro South Zone are relatively pyrite-poor, sphalerite-rich, and wider (five centimetres to six centimetres). The veins are sub-vertical and trend north-west. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica). Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a westerly-dipping thrust and the fault dips 35 degrees. The main zone of gold mineralization that results from this combination of structures extends for approximately 150 metres along the West Thrust Fault.

The primary controls on the geometry of the gold deposits at the Pueblo Viejo Mine are strong quartz-pyrophyllite alteration and quartz-pyrite veining along sub-vertical structures and stratigraphic zones. The veins are tens of centimetres wide but are most commonly less than two centimetres wide. Narrow veinlets occur along bedding planes and along fracture surfaces. These veins are commonly highly discordant to bedding but locally branch out along shallow-dipping bedding planes, linking high angle veins in ladder-like fashion without obvious preferred orientations. These veins served as feeders to the layered and disseminated mineralization that occurs in shallower levels in the deposit. The result is composite zones of mineralization within fracture systems and stratigraphic horizons adjacent to major faults that served as conduits for hydrothermal fluids. The outer boundary of advanced argillic alteration, combined with lithological and veining zones were used to generate domains for Mineral Resource estimation.

Drilling

Drilling campaigns have been conducted by most of the participating companies over the years, for a total of 1,814 holes representing 138,349 metres. PVDC completed 10,015 metres of core drilling in 53 holes during 2006 using thin-walled NQ rods that produce 57 millimetre core. Drill pads were located using GPS or surface plans where the GPS signal was weak, and were marked with wooden pegs. After completion, the drill hole locations were surveyed in Universal Transverse Mercator coordinates by a professional surveyor, translated into the mine coordinate system, and entered into the drill hole database. Two or three down-hole surveys were completed in all drill holes using a Sperry-Sun single-shot survey camera. Surveys were spaced every 60 metres to 75 metres, and deviation of the drill holes was minimal. Azimuth readings were corrected to true north by subtracting 10 degrees.

A total of 67,127 metres were drilled in 2007, resulting in the discovery of new deeper mineralization on the east side of Monte Negro and additional mineralization in the west part of the Moore pit. During 2008, PVDC completed 121 diamond drill holes for 28,067 metres. The programs targeted definition drilling on open mineralization at Monte Negro North, definition drilling between the Moore and Monte Negro pits and geotechnical drilling to define pit slope parameters. In addition 19 diamond drill holes for 3,366 metres were drilled into the limestone areas to assist in the definition of limestone quality for construction and processing purposes. In 2010, PVDC undertook a close-spaced, reverse circulation, grade control drilling program for phase one pit shells in the Moore and Monte Negro open pits. This drilling comprised 1,120 holes for 38,485 metres in Monte Negro and 593 holes for 22,026 metres in Moore. In-fill reverse circulation drilling of 33 holes for 5,306 metres was also carried out within the limestone resource areas. PVDC continued close-spaced reverse circulation grade control drilling program for Phase 1 pit shells in the Moore and Monte Negro pits. A total of 22,876 metres were completed in 2011.

Sampling and Analysis

Sample intervals were normally two metres, but were shortened at lithological, structural, or major alteration contacts. Three metre samples are used in non-mineralized zones. Prior to marking the sample intervals, geotechnicians photographed and geotechnically logged the core, then a geologist quick-logged the core, marking all the geological contacts. Geotechnicians then marked the sample intervals and assigned sample numbers. After the sample intervals were marked, the geologist logged the core in detail and the core was sent for sampling where it was cut into halves using a core saw. Drill core is cut in half with a diamond blade saw at site. The entire second half of core is kept for records and future metallurgical test work, and the other half is placed in sample bags and numbered. Since mid-2010, sub-samples are prepared on-site and the pulverized samples are sent to Acme Analytical Laboratories Ltd. in Santiago and ALS Chemx Labs Ltd. in Peru. PVDC currently requests gold assays by fire assay with atomic absorption on 30 gram aliquots and gravimetric finishes for all assays exceeding ten grams per tonne of gold. Silver and zinc values are analyzed using aqua regia digestion method and atomic absorption finish. A 35-element inductively coupled plasma atomic emission spectroscopy analysis is done on all samples. Sulphur and carbon are assayed by LECO furnace.

The QA/QC procedures in place since 2007 consist of the introduction of blanks, commercial standard reference materials for gold, and core duplicates into the sampling process. Each batch is submitted with 76 samples, of which two are blanks, two to three are standards, two are core duplicates, two are coarse duplicates, and seven are cleaning blanks. Since August 1, 2007, PVDC began sending five percent of the pulps to a secondary laboratory. The ACME on-site preparation facility carried out regular granulometric control tests on approximately three percent of the crushed and pulverized material. The results were monitored by ACME and PVDC personnel. Monitoring is undertaken batch by batch basis. Any check results that fell outside the established control limited, PVDC examined the cause and, if found not to be the result of a sample number switch, the relevant batch was re-assayed.

Barrick reviewed assays for MIM, GENEL JV, Rosario and Placer Dome drilling in both the Moore and Monte Negro deposits. In general, it found reasonable agreement of the orientation, tenor, and thickness of mineralization between drilling campaigns in both deposits where MIM, GENEL JV, Rosario, and Placer Dome drill holes cross. Histograms of the historical drilling campaigns show that the diamond core drilling from all campaigns except PVDC compare well with the global distribution. The PVDC drilling was targeted at the periphery of the existing mineralization so that overall lower grades would be expected. Information from these holes should have been removed from the data base but this does not constitute a material issue. Approximately 2.5% of the Rosario data have been verified against original documents. The Rosario core, reverse circulation and some rotary data are generally reliable and those that are considered to be of questionable validity have not been used in resource estimates. As noted earlier, most of the shallow Rosario drill holes were drilled in oxide areas now mined out and have virtually no influence on sulphide Mineral Resource estimates. GENEL JV and Placer Dome data have been verified and are considered reliable. MIM data has not been verified against original documents and there is some risk involved with using that data. On the basis of comparisons between mineralized intersections in MIM holes and those in nearby Placer Dome holes, the risk of using the MIM data is considered to be acceptable. Placer Dome data has been verified against original documents and is considered to be reliable. The authors of the Pueblo Viejo Report also undertook some verification checks of data against original documents.

The authors of the Pueblo Viejo Report concluded that the drilling data are acceptable for the purposes of overall Mineral Resource and Mineral Reserve estimation and economic assessments. Some of the data may result in minor inaccuracies in local estimates.

Security of Samples

Prior to making geotechnical measurements, the entire core interval is removed from the core box and placed in a long trough made of angle-iron. The fractures in the core are lined up, and artificial fractures are identified. This process allows the technician to mark the orienting line on the core for a better estimate of core recovery. The core is cut in half and the entire second half of core is kept for records and future metallurgical testwork. The archived half of the core is stored on site for future reference in suitable storage conditions. The sampled half is placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. Since mid-2010, PVDC has been preparing the sub-samples on-site and sending the pulverized samples to commercial laboratories.

The authors of the Pueblo Viejo Report reviewed the descriptions of drilling and related practices and, in 2011, visited the site and held discussions with site geologists. The quality of drilling and related practices has varied over history. The authors of the Pueblo Viejo Report consider results from PVDC to be acceptable and to have shown that sample preparation carried out by PVDC and assaying completed by the commercial laboratories are suitable for resource estimate purposes. The authors of the Pueblo Viejo Report further consider sample security to be adequate and to meet industry standards.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for Goldcorp’s 40% interest in the Pueblo Viejo Mine as of December 31, 2012:

Proven and Probable Mineral Reserves (1)(2)(3)(4)

		Grade			Contained Metal
Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Proven	13.88	3.49	25.66	0.08	1.56	11.45	25
Probable	96.06	2.74	16.54	0.10	8.45	51.08	207
Proven + Probable	109.94	2.83	17.69	0.10	10.01	62.53	232

(1)	The Mineral Reserves for Pueblo Viejo Mine set out in the table above have been reviewed and approved by Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	No cut-off grade is applied. Instead the profit of each block in the Mineral Resource is calculated and included in the Mineral Reserve if the value is positive.
(3)	Mineral Reserves are estimated using an average long-term gold price of US$1,500 per ounce.
(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated gold, silver and copper Mineral Resources for Goldcorp’s 40% interest in the Pueblo Viejo Mine as of December 31, 2012:

Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

		Grade			Contained Metal
Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Measured	2.61	2.47	15.20	0.12	0.21	1.28	7
Indicated	78.17	2.13	11.82	0.09	5.36	29.71	157
Measured + Indicated	80.78	2.14	11.93	0.09	5.57	30.99	164
Inferred	6.57	2.18	14.32	0.07	0.46	3.02	11

(1)	The Mineral Resources for Pueblo Viejo Mine set out in the table above have been reviewed and approved by Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)	Mineral Resources are estimated at a break-even cut-off grade of 1.2 grams per tonne gold equivalent.
(3)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources do not have demonstrated economic viability.
(4)	Based on a gold price of US$1,650 per ounce, a silver price of US$30 per ounce and a copper price of $3.50 per pound.
(5)	Numbers may not add due to rounding.

Mining and Processing Operations

The Pueblo Viejo Mine consists of two open pits: Moore and Monte Negro. Mining operations will be undertaken by a conventional truck and shovel method. Mine development began in August 2010 and current mine activity is in the Monte Negro 1 and Moore 1 phases, and initial production is anticipated to be in mid-2012. Processing higher grade ore in the early years, while stockpiling lower grade ore for later processing, results in a mine life of 18 years and a processing life of 36 years. Only Measured and Indicated Resources have been used for revenue estimation in the pit optimization and mine design work. Inferred Resources within the mine design have been considered as waste and have only been reported to indicate possible opportunities for additional mining inventories. Maximum gold and silver production are achieved in years 2012 to 2017 when the gold grade delivered to the plant is over four grams per tonne and a total of six million ounces of gold and 30 million ounces of silver are recovered. The maximum ore stockpile capacity requirement is approximately 150 million tonnes reached in 2029.

The pit stages have been chosen to facilitate the early extraction of the higher grade ore. Elevated initial cut-off grades have been used for this purpose. Notwithstanding, the driver of the mine schedule will be the sulphur blending requirement. This variable is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing costs, all strongly depend on a very stable, low-variability sulphur content in the plant feed. A sophisticated stockpiling and blending system is being implemented to ensure a stable sulphur feed to the mill, while at the same time, maximizing gold grades in the early years. Total ore on stockpiles will reach a maximum of approximately 150 million tonnes.

All waste rock from the Moore and Monte Negro pits will be hauled to the El Llagal tailings area, with potential acid generating waste being submerged in the tailings facility The total storage capacity of the tailings storage facility will be for 450 million cubic metres of waste material (waste volume) resulting from storing 262 million tonnes of waste from the processing plant as well as 268 million tonnes of waste rock. The methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequencing and scheduling, and estimation of equipment/manpower requirements is in line with standard industry practices. However, the capacity of the tailings storage facility could present an operational risk. All tailings and potential acid draining waste rock is stored in the Lower and Upper El Llagal tailings dams and the plant throughput is limited by the storage capacity of the tailings storage facility. Any additional waste rock, tailings or unexpected water flowing in the tailings storage could compromise production rates, if only for a limited period of time.

The processing method requires a significant amount of slurry and lime derived from high quality limestone. The limestone tonnage required, with acceptable quality, has been located in the vicinity of the Pueblo Viejo Mine. Ground limestone and lime are required to neutralize acidic liquors and to control the pH in the carbon in leach circuit. The proposed limestone plant will include primary crushing and screening, grinding, calcining, and lime slaking.

The processing rate and the nominal plant capacity is set at 24,000 tonnes per day. Commissioning of the four autoclaves started in February 2012. The first gold pour was achieved in August 2012 and 111,635 gold ounces were produced during the year. During startup of the first three autoclaves a number of issues were found that required shutdown and several modifications to the autoclaves. These new modifications were completed on autoclave number 4 by year’s end and it has been running for a short while at design capacity of 250 tons/hour. These modifications will now be made to the other three autoclaves to increase their throughput to the design capacity.

There is a risk of not achieving the planned throughput of 24,000 tonnes per day in some years during the life of the mine, considering that the average sulphur grade of the Mineral Reserves in the final pit design exceeds 6.8% and the expected sulphur content decay could be slower than calculated. In the worst case scenario, the processing rate could drop to 22,000 tonnes per day. Pressure oxidation (autoclave) of the whole ore followed by cyanidation of gold and silver in a carbon in leach circuit produced satisfactory results in test work and is the adopted processing methodology. The higher gold recovery and associated cash flow mitigate the high energy operating cost and the high capital cost of the oxidation circuit.

Power requirements will be approximately 175 megawatts per day for the full production rate. PVDC will supply power for permanent operations from a new power plant that it is building near San Pedro de Macoris on the south shore of the Dominican Republic. The output will be 215 megawatts. The plant will operate on heavy fuel oil and will be connected to the mine by 110 kilometres of private transmission line that is being constructed by PVDC. The Hatillo and Hondo Reservoirs will supply fresh water to the site. Reclaimed water from tailing storage facilities will only be used as a supplementary water supply under drought and flood situations. The potable water will be a treated system.

Cumulative expenditures to date, including accrued management fees, amounted to $3.755 billion. In addition, there will be approximately $300 million to be spent for the construction of the 215 megawatt power plant. If full capital expenditure for construction is included, payback occurs near the midpoint of 2022. The total operating cost is estimated to be approximately $17.1 billion over the mine life ($18.1 billion including a net smelter return royalty and management fee).

PVDC intends to meet compliance standards for water release from new mine development upon commencement of operations and within five years of start of construction for previously disturbed areas.

Monitoring will be undertaken at the site and the regional receiving environment during mine operations and into the post closure period. Water levels behind El Llegal Dam 1 and Dam 3 will be maintained at the lowest possible level at all times to provide sufficient storage for the calculated 200 year return period storm event. At El Llegal Dam 1 storage capacity will not be sufficient for the 200 year design storm event until the seventh year.

Acid rock drainage studies confirmed that historic mining and current acid rock drainage generation within the mine site had severely impacted the surrounding area. The Mejita and Las Lagunas tailing storage facilities were constructed during previous mine operation and it is reported that uncontrolled seepage has occurred from these impoundments since they were commissioned and that the geotechnical stability of the earth embankment dams and foundation suitability is questionable. Acting as agents for the government, PVDC is implementing an action plan to install infrastructure for capturing acid rock drainage water and to reinforce the Mejita dam, and EnviroGold Limited is developing an operation for re-treating Las Lagunas tailings. PVDC will also build a water treatment plant larger than would otherwise be required for mining operations. It is understood that the Las Lagunas project area would become the responsibility of the Dominican government on completion of the Pueblo Viejo Project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and environmental environment in seven or more years time, there is some risk that PVDC may become involved. Any involvement should not represent a material risk to the Pueblo Viejo Mine.

PVDC plans to progressively reclaim the mine site as sections of the site become available.

CERRO NEGRO PROJECT, ARGENTINA

The Cerro Negro Project is indirectly wholly-owned by Goldcorp. The Cerro Negro Project, located in southern Argentina, is an advanced-stage development project containing several high-grade vein structures, including Eureka, Mariana Central, Mariana Norte, San Marcos, Bajo Negro and Vein Zone.

Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp and Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011 (the “Cerro Negro Report”). Maryse Belanger and Sophie Bergeron are each qualified persons under NI 43-101. The following description of the Cerro Negro Project has been summarized, in part, from the Cerro Negro Report and readers should consult the Cerro Negro Report to obtain further particulars regarding the Cerro Negro Project. The Cerro Negro Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

All scientific and technical information in this summary relating to any updates to the Cerro Negro Project since the date of the Cerro Negro Report, other than the Mineral Reserve and Mineral Resource estimates, has been reviewed and approved by the authors of the Cerro Negro Report.

The Mineral Reserve and Mineral Resource estimates for the Cerro Negro Project included in the following section have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

Project Description and Location

The Cerro Negro Project contains six known major mineralized zones, including Bajo Negro, Eureka, Mariana Central and Mariana Norte, San Marcos and Vein Zone and is located about 345 kilometres by road southwest of Comodoro Rivadavia in the Province of Santa Cruz. The Cerro Negro Project is held in the name of Oroplata S.A. (“Oroplata”), an indirectly wholly-owned subsidiary of Goldcorp, and consists of ten mining leases (“minas”) totalling 21,548 hectares, and three exploration licence applications (“cateos”), covering 5,338.8 hectares. A thin gap 20 metres wide by 3,000 metres long currently exists internal to the tenements and Goldcorp has initiated the process required to eliminate the gap. Tenure for minas is indefinite, providing that annual payments are made in February and July each year. Until granted, there are no expiry dates for cateos.

The tenements lie on parts of five estancias (farms), respectively Cerro Negro, El Retiro, La Unión, Mariana and Los Tordos. Goldcorp has access and occupation agreements with the owners of the Cerro Negro, El Retiro, La Unión and Los Tordos estancias in force allowing access to ground that is not controlled and allowing exploration activities to be conducted. From 2006 to 2010, Andean purchased the surface title to about 11,100 hectares of the Cerro Negro, Mariana and Los Tordos estancias that overlay deposits and adjacent prospects.

Newcrest Mining Ltd. has a royalty of $1 million in the event that a proven ore reserve (as defined by the Australasian Joint Ore Reserves Committee Code) of greater than one mega-ounce of gold is delineated and that the constructed plant has achieved 80% of its designed operating capacity for ten consecutive days. A royalty of three percent will be payable to the Province of Santa Cruz. In addition, there is a Provincial Sustainability Fund royalty of up to one percent net smelter return and a Municipality Sustainability Fund royalty of 1% of net earnings. An advance payment of a portion of the Provincial royalty was made pursuant to an agreement entered into with the Province of Santa Cruz at the end of 2012. The advance payment will be recovered from future payments once production begins.

Environmental liabilities are limited to those that would be expected to be associated with a project that is in the pre-development phases, and includes an exploration decline and associated infrastructure, roads, and exploration drill pads. An environmental impact report has been lodged for the Cerro Negro Project and is updated annually. On December 13, 2010, the Santa Cruz Province approved the environmental impact assessment for development and production, based on the 2010 feasibility study completed by Andean. In December 2011, the Cerro Negro Project received approval of an amended Environmental Impact Assessment (“EIA”) by the Provincial authorities in Santa Cruz province. The approval of the amended EIA permits construction of the plant with throughput increased from 1,850 tonnes per day to 4,000 tonnes per day and the concurrent mining of three veins:

Eureka, Mariana Central and Mariana Norte. Goldcorp will need to obtain and maintain the appropriate permits under local, state and federal laws to allow mining operations. Goldcorp has ensured that the current exploration activities are also appropriately permitted.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Vehicle access to the Cerro Negro Project takes approximately 1.5 hours from Perito Moreno. Within the Cerro Negro Project, a network of internal gravel roads service the various prospecting and exploration sites. Principal access to the Cerro Negro Project will be via the construction of a new road, approximately 45 kilometres in length from the Construction Site / Plant area to Highway 39, on land owned by Goldcorp.

The Cerro Negro Project is located in the arid to semi-arid Patagonian Region of Argentina. The site is affected by strong, persistent westerly winds, particularly in the warmer months and average annual temperature is 7.7 degrees Celsius. The average annual rainfall is 172 millimetres. It is expected that any planned mining activity will be able to be conducted year-round. Road access can occasionally be curtailed or temporarily slowed for short periods if exceptionally heavy snowfall occurs.

Power to all facilities is currently generated by diesel generators. Generators are installed at the new Eureka substation which will provide all of Eureka’s surface and underground electricity requirements until connection to the grid is completed. Additional generators supply power to both Marinace Central and Marian Norte development areas. Water for potable and industrial use at Cerro Negro is supplied from a bored wells, at various locations. The water quality from the wells is to potable standard and does not require any treatment other than filtration. The Cerro Negro Project has no formal settlements within its boundaries and the closest towns are Perito Moreno (population 4,200), located approximately 75 kilometres by road, and Las Heras (population 12,206), located 107 kilometres to the northeast, which can provide basic services. Most supplies and services are sourced from Caleta Olivia, Comodoro Rivadavia or Buenos Aires. There is an available workforce that requires training. Power will be supplied from a grid connection and the Cerro Negro Project would have an installed maximum power demand of approximately 30 megawatts. Water supply to the process plant and infrastructure will be provided from bored water wells located in the valley adjoining the plant site. Transport of doré will be through Comodoro Rivadavia and Buenos Aires to the final refinery destination.

The Cerro Negro Project lies on the Deseado Massif. Topography is generally gently rolling with a few deeply incised valleys. Elevations range between 300 metres above sea level and 600 metres above sea level. Low scrub bushes and grass that are typical of areas with a harsh climate and poor soils constitute the vegetation in the area.

History

Gold mineralization was first recognized in the Cerro Negro Project area in 1992. Minera Newcrest Argentina S.A. (“Newcrest”) undertook a reconnaissance exploration program over the Deseado Massif region in 1993, which identified mineralization at the Eureka, Mariana, El Retiro, and Las Margaritas and Vein Zone areas. Newcrest picked up an option over the Silica Cap prospect tenement and applied for additional ground to cover the identified gold anomalous areas. Preliminary mapping and sampling of Vein Zone and Silica Cap were completed in 1994.

Newcrest completed geological mapping and sampling in 1995, which identified significant mineralization and identified several anomalous zones. Pegasus Gold International Inc. (“Pegasus”) joint-ventured the Eureka-Mariana portion of the Newcrest tenure in 1996, and undertook 13 reverse circulation drill holes and conducted trenching at the San Marcos prospect. Due to non-maintenance and Newcrest dropping its option on the Silica Cap claim, the resulting open ground was staked by MIM Argentina Exploraciones (“MIM”) in June 1995. Between 1995 and 1996, MIM completed rock-chip sampling of the Vein Zone and Silica Cap prospects; dipole-dipole induced polarization and ground magnetic geophysical surveys; and property-wide geological mapping, rock and soil sampling, and trenching. A total of 17 reverse circulation drill holes were completed in the areas.

In 1997, Newcrest and MIM entered a joint venture and completed geological mapping at the Eureka, Las Margaritas, and Mariana Sur prospects; a soil geochemistry orientation study and mobile metal ion soil geochemistry survey; portable infrared mineral analyzer analysis of clay alteration minerals in samples from 11 reverse circulation holese; preliminary metallurgical studies; trenching; ground magnetics and dipole-dipole induced polarization geophysical surveys; an airborne radiometric and aeromagnetic geophysical survey; and 13 core and 47 reverse circulation holes. Newcrest withdrew from the joint venture in early 1999, and MIM gained 100% control of the Cerro Negro Project.

Oroplata optioned the Cerro Negro Project from MIM in 2000. Work completed from 2000 to 2003 consisted of evaluation and ground checking of Landsat and ASTER spectral anomalies; reconnaissance mapping and sampling; and 22 reverse circulation drill holes.

In December 2003, Andean Resources entered into an agreement with MIM to acquire a 51% interest in the Cerro Negro Project, and subsequently acquired a 100% interest through the acquisition of Oroplata Pty Ltd., the parent entity of Oroplata. Andean undertook data validation, geological mapping, reconnaissance rock chip sampling, backhoe trenching, gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetic surveys, petrographic and mineralogical descriptions, and 591 reverse circulation and core drill holes, totalling 140,599 metres. Mineral Resource estimates were undertaken in each year from 2005 to 2010. A pre-feasibility study was completed in 2008, and a feasibility study was completed in 2010.

Since the acquisition of the Cerro Negro Project in December 2010, Goldcorp has completed further drilling, which identified significant additional mineralization at the Mariana Central, Mariana Norte, San Marcos deposits and their extensions. As a result, in April 2011 Goldcorp completed the Cerro Negro Report, an updated feasibility study, to incorporate this additional mineralization.

Geological Setting

Regional Geology

The Cerro Negro Project’s gold-silver veins are situated near the western margin of the Deseado Massif, a 60,000 square kilometre rigid crustal block in southern Argentina bounded to the north by the Río Deseado, to the south by the Río Chico, to the east by the Atlantic coast, and to the west by the Andean Cordillera.

Local Geology

The known deposits and prospects at the Cerro Negro Project are distributed within a volcanic-subvolcanic complex which was intruded and overlain by a series of rhyolite domes. The eruptive products of the rhyolitic volcanic events form an ignimbrite apron. Some of these are post-mineral and have preserved the epithermal systems. Lacustrine sediments, travertine, and sinter deposited on the Late Jurassic paleo-surface also lie stratigraphically above the Au-Ag deposits. Older ignimbrites that lie east of the volcanic-subvolcanic complex host mineralization at Bajo Negro and Vein Zone. Structurally, the area shows a pattern of dominant northwest and subordinate east-west faults considered to form the margins of a series of pull-apart basins. Gold-silver veins were emplaced in both east-west- and northwest-trending faults.

Property Geology

The deposits within the Cerro Negro Project are considered to be examples of low-sulfidation, epithermal gold-silver deposits. These deposits were formed as high-level hydrothermal systems, varying in crustal depth from about one kilometre to near-surface settings beneath surficial hot springs. Host rocks are extremely variable, ranging from andesite to rhyolite ignimbrites and volcaniclastic sedimentary units. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the principal non-volcanic host rocks.

Mineralization in the near surface environment occurred beneath in hot spring systems, or in the slightly deeper underlying hydrothermal conduits. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization. Deposits are typically zoned vertically over about a 250 metre to 350 metre interval at and immediately below zones of episodic boiling. Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite.

Mineralization characteristically consists of pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Exploration

Exploration has been undertaken by Goldcorp, its precursor companies (gold exploration by Andean Resources), or by contractors (geophysical surveys and geological consultants). Exploration activities at the Cerro Negro Project have included geological mapping, diamond core drilling, reverse circulation drilling, trenching, soil and sediment sampling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been conducted.

Andean performed surface geological mapping from 2005 to 2008 over areas of veining to identify lithologies, areas of quartz veining, and visible sulphide mineralization. Mapping of the San Marcos area in 2009 used Quickbird imagery and hand-held GPS device. Mapping noted the distribution of mineralized quartz float and barren silicified boulders and attention was paid to the distribution of potential vein host rocks versus post-mineral cover. Silicification and breccias were also noted and mapped.

During reconnaissance exploration from 2007 to 2010, a total of 289 rock chip samples were taken from areas of quartz outcrop resulting in the discovery of the Eureka West mineralization. In 2011, exploration activities focused on drilling the known mineralized areas.

Initial gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetics surveys were performed from 2005 to 2008 by Akubra Exploraciones and Argali Geofísica (“Argali”).

Geophysical surveys were conducted by Argali from September to December 2009 covering the San Marcos prospect consisted of ground magnetics, chargeability and gradient-array resistivity as part of a larger project that extended a previous magnetic survey and gradient array resistivity surveys. The entire Argali survey comprised 1,419.3 line-kilometres of ground magnetics and 788 line-kilometres of gradient array. Both surveys were run on north-south grid lines, pegged by the geophysical contractor, spaced 50 metres apart. Ground-magnetic measurements extended the previous coverage of the Eureka area to the north and west. The most conspicuous feature is a west-northwest-trending lineament which coincides with the southern breccia vein at San Marcos. The lineament can be traced for at least three kilometres west-northwest and eight kilometres east-southeast of San Marcos and is clearly a major fault. There are a number of west- to west-northwest-trending resistivity anomalies in a west-northwest-trending zone of generally low resistivity whose southern limit is the magnetic lineament. There is abundant unoxidized pyrite associated with the Mariana Norte and Mariana Central veins, and perhaps for this reason, there are strong gradient-array chargeability anomalies associated with the deposits.

Additional gradient array IP/Resistivity geophysical surveys were conducted in late 2011 and early 2012 by Quantech Geophysics. This work filled in gaps in previous coverage between the Marianas-San Marcos area and the Buena Vista-Vein Zone area. Geophysical lineaments in the previous surveys were connected by the Quantech additions. These lineaments represent prospective trends for Au-Ag mineralization.

During 2005, 10 north-trending trenches totalling 745 metres were excavated at Vein Zone, and one trench totalling 212 metres was excavated at Bajo Negro. Additional trenching was undertaken in 2006 and 2007, including excavation and sampling of five backhoe trenches at the western end of the Eureka vein system to expose the Eureka West vein. Andean excavated six backhoe trenches at Bajo Negro in 2008. Two trenches were designed to investigate a resistivity feature east of the known vein, and the other four were used to explore the area to the northwest and southeast of the outcrops.

In 2009, Andean excavated three backhoe trenches south of the silicified ridge at Mariana that contains most of the anomalous vein quartz float. The trenches exposed highly brecciated andesite and some quartz fragments but no in situ veins.

Mineralization

Vein systems at Vein Zone, Eureka, Bajo Negro, San Marcos, Mariana Sur, and Mariana Central strike northwest to west-northwest, but Vein Zone and Eureka also have some east-trending segments. Vein mineralogy is dependent on the location of veins relative to the Eureka Volcanic-Subvolcanic Complex. Veins in the complex contain significant silver as well as gold, and the Eureka veins also contain abundant adularia and ginguro-style sulphides. Veins outside the dome complex are hosted by ignimbrite and contain low silver grades, coarse pyrite rather than ginguro sulphides, and lack macroscopic adularia or carbonate in the gangue.

The Bajo Negro vein is a single structure consisting of chalcedonic to crystalline quartz plus well-crystallized pyrite or (more commonly) iron oxide after pyrite. Free gold, some of it probably supergene, is commonly visible. Bladed quartz replacing carbonate is present in most drill intersections of the vein. The vein is deeply weathered and contains supergene (and probably hypogene) kaolinite and hematite throughout. Much of the vein is brecciated and cemented with jasperoid (silica plus iron oxide). To date, the Bajo Negro vein has been defined by drilling over a strike length of almost 1,200 metres, with an average true width of 3.9 metres and a known vertical extent of up to 300 metres.

In the Vein Zone, gold is associated with oxidized pyrite and manganese oxide along with hematite-goethite, minor sphalerite, kaolinite, illite, and adularia. Arsenic, manganese, and barium are locally anomalous. Platy quartz that is a pseudomorph of carbonate, colloform banding, and open or clay-filled vugs accompanies the gold. The mineralization occurs within an extensive envelope of kaolinitic alteration that changes sharply to sericitic alteration in the footwall. The low-grade, bulk-minable Vein Zone as presently defined is almost 500 metres long, occurs over a vertical extent close to 400 metres and, excluding the footwall vein, is up to 80 metres thick.

Eureka vein textures are typical of low-sulphidation epithermal systems and include colloform and crustiform banding, cockade, and manganese/iron-oxide matrix breccias. At deeper levels, especially in the principal vein, delicate alternating colloform bands of quartz and adularia are developed, and bonanza gold-silver grades are associated with dark, fine-grained ginguro sulphide bands. Both native gold and native silver appear especially abundant in dark quartz veinlets or on their margins. Oxidation and a possible post-mineralization phase of hypogene oxidation or deep surficial oxidation have remobilized the silver. Better grade mineralization has a strike extent of about 1,500 metres and the entire mineralized zone, including stockwork and vein material, can reach 100 metres in width. However, the economic widths are much less, ranging up to 20 metres and averaging five metres.

The mineralized east-trending vein at San Marcos is a braided vein system dominated by two primary veins, along with two separate sub-parallel veins and a hanging wall split. The two primary veins are more persistent and predictable than the subsidiary veins. A hanging wall vein split intersects the primary vein at an angle of about 40 degrees dipping near vertically and then rolls over and dips south-southwest, opposite of the main vein. While this hanging wall split forms a relatively well-defined structure, it carries very little gold. There is quartz-veined stockwork silicified wall rock material, but it is only weakly mineralized. The main hanging wall and footwall veins strike east-west and are defined over a strike length of 750 metres. These veins, and the subsidiary hanging wall and footwall veins, dip vertically and occasionally as shallow as 80 degrees. The main hanging wall vein, which is on the north side, averages 1.8 metres thick and has a maximum thickness of ten metres; the main footwall vein, which is on the south side, averages 2.3 metres thick and has a maximum thickness of 11 metres.

Mariana Central is made up of a main vein, a hanging wall split that separates from the main vein near the east end of the deposit and then rejoins the main vein 300 metres farther to the west-northwest, and a separate, roughly parallel, secondary hanging wall vein that occurs about 100 metres into the hanging wall of the main and hanging wall split veins. All of the defined veins have small, discontinuous sub-parallel veins. The main vein strikes west-northwest at about 305 degrees and dips rather consistently at about 65 degrees to the north. Overall dimensions of the main vein are 800 metres long by 300 metres high by an average of over five metres thick, reaching a maximum modeled thickness of 19 metres. The Mariana Central vein system has undergone a series of mineralizing events commencing with barren carbonate and culminating in major gold-silver deposition.

Mariana Norte is made up of a main vein, often with an adjacent sub-parallel footwall vein. A hanging wall split separates from the main vein near the east end of the deposit at an angle of about 20 degrees. This hanging wall split dips very steeply northeast at over 80 degrees. The main vein strikes west-northwest at about 280 degrees and dips rather consistently at about 60 degrees to the north. Overall dimensions of the main vein are 700 metres long by 400 metres high averaging 3.5 metres wide; the widest part of the vein is approximately 10.2 metres.

The Mariana mineralization is unoxidized and contains abundant pyrite, some of which is well crystallized, and other sulphides. Fine-grained black sulphides and sulphosalts are present especially at Mariana Central. Ginguro banding is also present but is not as abundant as at Eureka, and colloform-banded and apparent ginguro-textured quartz float is abundant on the surface.

Drilling

Drilling completed between 1996 and 2010 consisted of 307 reverse circulation drill holes totalling 87,959 metres and 569 core drill holes totalling 132,449.6 metres for a total of 876 drill holes and 220,409.45 metres. In 2011, Goldcorp completed an aggressive exploration program at the Cerro Negro Project with total core drilling of 140,202 metres. In 2012, Goldcorp completed another aggressive exploration drilling campaign totalling 146,112 meters in 421 diamond core holes. The primary focus of the exploration drilling programs in 2011 and 2012 was the infill drilling and extension of the Mariana Central, Mariana Norte and San Marcos veins. These efforts resulted in significant extensions to the strike length of all three veins and demonstrated the continued emergence of the adjacent San Marcos Sur deposit. At Eureka, the first vein scheduled for production, preliminary definition drilling is successfully confirming the current reserve and resource model. In addition, several new veins were discovered: east of Mariana Norte, south and east of San Marcos, north of Bajo Negro, as well as in the southern portion of the Cerro Negro concession block (Las Margaritas). These highlight the strong regional potential of the overall Cerro Negro land package.

Drill-hole collar location surveys are made to the nearest centimetre using a differential GPS unit. These collar surveys have been made by Oroplata surveyors. Andean Resources and Goldcorp have completed down-hole surveys using a gyroscopic system for holes drilled since September 2008. The drill hole deviation is determined after completion of the hole as the drill string is removed. Down-hole surveys are taken in increments of ten metres and 30 metres. Recoveries are estimated by comparing the weight of sample with the theoretical sample weight for the hole-size assuming a specific gravity of 2.35 grams per cubic centimetre.

Drilling at Vein Zone encountered difficulties with recoveries in the mineralized intervals with both the reverse circulation and core methods, but core drilling on balance provided better recoveries. Difficult drilling conditions resulted in poor diamond core recoveries in early stages of Andean’s core drilling. Densely veined intervals appeared to have particularly poor recoveries; however, there was no clear correlation of poor recovery with either increased or decreased grade.

Sampling and Analysis

All reverse circulation holes drilled by Andean were sampled every metre, with the exception of the first hole drilled at Vein Zone (sampled every two metres). The primary samples are organized, and drill-rig duplicates and blanks are inserted into the sample stream in consecutive numbers so that the analytical laboratory is unaware of these samples. Andean also placed a “dummy” sample in the sample stream as a placeholder for the to-be-inserted pulp standards after sample preparation, including pulverizing, is completed. One of each blank, standard, and duplicate sample was inserted per approximately 71 samples. Goldcorp uses similar procedures to those used previously by Andean.

Comparison of assay results of core drilling samples versus reverse circulation drilling samples from the Vein Zone and Eureka deposits indicated that the reverse circulation drilling samples were, on average, lower grade than the core drilling samples. Mine Development Associates (“MDA”) noted that there was a relationship between core recovery and grade at Vein Zone which imparted some uncertainty for those samples, but did not necessarily mean there was a bias in the samples. Subsequent to the development drilling at Eureka, development drilling has been entirely by core methods, and MDA placed no qualifications on the sample quality at Bajo Negro, Mariana Central, Mariana Norte, and San Marcos. Those samples deemed by MDA to be questionable or in doubt, were excluded from use in Mineral Resource estimation.

Drill core is transferred to the core shack at the exploration camp where it is laid out and washed by a technician. The core recovery and rock quality designation are measured between wood blocks. The core is then marked up in one metre intervals taking core recovery into account. The geologist marks the core with a line for splitting using a diamond rock saw for core samples of the vein and a hydraulic splitter for the remainder of the holes, producing a sample of one kilogram to 3.5 kilograms. Core samples collected for analysis are typically one metre in length, but range from 20 centimetres to two metres. Bagged core samples are laid out in an orderly fashion, and then standard, blank, and duplicate samples are inserted in the sample stream.

The drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the copper, gold, and silver grades in the deposit, reflecting areas of higher and lower grades.

Bulk density measurements are currently made on-site by Oroplata technical staff. Alex Stewart Argentina S.A. made these measurements on behalf of Andean Resources prior to the Goldcorp acquisition. Alex Stewart conducted the measurements on a batch basis, using small pieces of drill core or half-core, previously oven-dried in the sample preparation laboratory. To calculate the bulk density, the sample was briefly immersed in melted paraffin wax to provide a thin uniform wax coating. It was then weighed in air and in water. From time to time, checks were made by measuring the volume of water displaced by the sample and deriving bulk density by the ratio of weight to volume. For the Bajo Negro Mineral Resource estimate, Andean did its own measurements of specific gravity, on site, using a conventional water-immersion method on pieces of drill core. The weight of the wax is taken into account when calculating the specific gravity.

MDA has observed Andean’s and Goldcorp’s technicians doing the specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted. The method used for specific gravity measurements has one deficiency; it cannot account for large vugs on the outsides of the specimens, if those vugs do not completely fill with wax. Such large vugs exist in the mineralized quartz veins at Eureka, and somewhat less commonly at Bajo Negro. For the 2009 Mineral Resource estimates, MDA made an adjustment to compensate for this and to account for unavoidable sample selection biases. During 2010, Andean adopted a dry volumetric measurement method, at MDA’s suggestion. This methodology has been continued by Goldcorp.

Current QA/QC practices include insertion of blanks, sample duplicates, and on-site and commercially available standards to check for contamination in crushing of the sample, cross contamination within the laboratory, assay precision, and accuracy. Each drill shift has a QA/QC person that attends to the sample analysis. One of these geologists is the QA/QC manager and is responsible for tracking and updating the assay results and database. Limits are set for the QA/QC standard samples to fall within an acceptable range, a warning range and a failure category. The acceptable range for blank samples is set at six times the detection limit of the element in question. All failures are reported to the assay lab, and the manager and lab work together to find a reason for the discrepancy. Often this results in a re-assay of the standard and samples which are adjacent to it. The original assays are entered into the database. Duplicate samples do not have a failure limit as all assays are accepted. The difference in duplicate assays indicates the precision level of the laboratory analysis and/or can point towards issues such as a “nugget” problem. Insertion of QA/QC samples is by an Oroplata employee prior to the pulps being forwarded to Santiago, Chile for analysis. This insertion is done with all efforts for the sample to be blind. All QA/QC samples are tracked and results reported on a monthly and year-end basis.

MDA completed a number of data checks in support of database validation during 2010 and 2011. For collar checks, MDA used a hand-held GPS to check the locations of 58 drill-hole collars. Given the constraints of a hand-held instrument, no collar errors were noted. Digital data files were compared to the collar locations in Andean’s project database. This check indicated that the locations and collar orientations of the drill holes in the project database are those obtained by the surveyors. For down-hole surveys, MDA’s check of the gyroscopic down-hole surveys in the project database consisted of comparing the original files to the data in the database. No issues were discovered using this method. For geological data, no formal checks were made, but as MDA performed geological modeling from the drill logs. For analytical data, MDA obtained all new assay data directly. This made it possible for MDA to compile, independently of Oroplata, an assay table for all of the deposits at the Cerro Negro Project. MDA compared the data in its assay table to the equivalent data in Oroplata’s assay table. The database was considered to be clean and able to support Mineral Resource estimation. For density data, while at the project site during January 2010, MDA observed Oroplata’s technician’s performance of specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted.

Core from mineralized zones, as well as the adjacent ten metres or more of stockwork and unmineralized wall rock, was visually inspected by MDA for independent sampling. Nineteen specific samples were chosen by MDA without consulting Oroplata from multiple, broadly-spaced drill holes to represent a variety of grade ranges, including unmineralized material, and consecutive high- and low-grade samples were commonly chosen from the same drill hole. Samples were split by Oroplata staff under MDA supervision, and the resulting samples delivered by MDA to the Acme preparation facility, where the standard Oroplata preparation protocols were followed. The Acme Laboratories (“Acme”) check assays compared well with the originals. MDA also performed QA/QC checks, including inserting standards, checking blanks and checking assays and duplicates.

Security of Samples

All preparation and handling of samples at the Cerro Negro Project is done by Goldcorp employees, and prior to that, was performed by Andean employees. Once the drill samples have been collected, they are brought to a secure area next to the core shack and placed in steel-wire-reinforced plastic bins that are held on-site until a sufficient number of samples have been collected for a shipment. Once the bins are filled, usually weekly, a private trucking company is called to come to site and transport the samples directly to the Acme preparation laboratory in Mendoza, Argentina. The plastic bins are covered with an impermeable tarpaulin that is only removed upon arrival to the laboratory, and during this two-day drive, no other cargo is loaded on top of the truck. Acme personnel unload the samples and put them in the queue for preparation. Any sample number errors or missing samples are reported, and no work is performed until the problem is resolved.

Once delivered, the samples are under Acme’s control until the preparation of the pulps is completed. Then, an individual hired by Oroplata takes custody of the pulps and inserts the standards and blanks into the sample pulp sequence according to instructions that have been emailed. After this, the pulps are returned to Acme, who takes responsibility for shipping them to Santiago, Chile.

Andean retained a small washed split of each reverse circulation sample interval, which is stored in a reverse circulation chip tray. The coarse and fine rejects (pulps) from Acme are returned on a regular basis and are stored in Cerro Negro Project sample storage sheds. Half core is retained in core trays and stored on site.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Cerro Negro Project as of December 31, 2012:

Proven and Probable Mineral Reserves (1)(2)(3)(4)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Proven	0.04	11.08	204.00	0.01	0.26
Probable	18.87	9.43	80.94	5.72	49.10
Proven + Probable	18.91	9.43	81.20	5.74	49.36

(1)	The Mineral Reserves for the Cerro Negro Project set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2)	Based on a gold price of $1,350 per ounce and a silver price of $24 per ounce.

(3)	The estimated metallurgical recovery rate is 90% for gold and 75% for silver.
(4)	Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources for the Cerro Negro Project as of December 31, 2012:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(million)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Measured	—	—	—	—	—
Indicated	5.12	3.12	22.95	0.51	3.78
Measured + Indicated	5.12	3.12	22.95	0.51	3.78
Inferred	5.32	4.81	34.35	0.82	5.87

(1)	The Mineral Resources for the Cerro Negro Project set out in the table above have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.
(2)	Based on a gold price of $1,500 per ounce and a silver price of $27 per ounce.
(3)	The cut-off grade for Vein Zone is 0.80 grams per tonne of gold equivalent. The cut-off grade for the underground deposits is 3.25 grams per tonne of gold equivalent.
(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(5)	Numbers may not add up due to rounding.

Mining Operations

A transverse stoping method with backfill was selected to develop the underground Eureka, Mariana Norte, Mariana Central, San Marcos and Bajo Negro veins to suit the ore-body geometry and rock quality. In narrow zones, longitudinal stopes will be used to maximize recovery of the ore-body. The high grade Eureka ore-body will be developed as an underground mine and processed first, followed in turn by the underground mines of Mariana Central and Norte, San Marcos, Bajo Negro and the open pit Vein Zone ore-bodies. The plant will commence initial feed in late 2013 and will process 4,000 metric tonnes per day once at full production capacity. During the twelve-year mine life, 4.13 million ounces of gold and 29.35 million ounces of silver metal will be produced. The mining will be undertaken from concurrent underground operations utilizing standard underground mining equipment. This mine life does not yet reflect the new Mineral Reserves and Mineral Resources that were announced in February 2013.

Vein Zone will be mined late in the mine life by an open pit method using standard drilling, blasting, loading and hauling operations. A longitudinal long-hold stoping retreat mining method is proposed for Mariana Central, Mariana Norte and San Marcos veins, and the mining equipment, load rates, water management and pumping, ventilation and safety design will be similar to that planned for Eureka.

The plant feed will be initially from Eureka, then from Mariana Norte and Mariana Central, and then in parallel from San Marcos, Bajo Negro and Vein Zone. The plant has been designed for a total throughput of approximately 1,460,000 tonnes per annum (approximately 4,000 tonnes per day). The mine plan includes maintaining a stockpile of ore on the run-of-mine pad near the crusher.

It is expected production will commence from Eureka during the first half of 2013 with Mariana Norte scheduled to begin production in July 2014, and Mariana Central in April 2014. San Marcos production will commence in late 2016. Bajo Negro and Vein Zone production is scheduled to commence in 2019.

Waste storage has been designed for Eureka, Baja Negro, Mariana Norte, Mariana Central, San Marcos. During backfilling, the waste stockpiles will be totally consumed. Waste from Vein Zone’s life of mine will be stored in a single waste dump. To avoid water contamination, the exact location of the waste and ore storage for San Marcos, Mariana Norte and Mariana Central will be determined at the completion of the hydrogeology study results. Environmental liabilities are limited to those that would be expected to be associated with a project that is in pre-

development, including an exploration decline and associated infrastructure, roads, and exploration drill pads. Goldcorp is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Cerro Negro Project deposits.

With production expected to average 525,000 ounces of gold in its first five full years of production and cash costs expected to average less than $350 per ounce, Cerro Negro is well-positioned as Goldcorp’s next cornerstone gold mine. Total estimated Cerro Negro capital expenditures have increased to $1.35 billion (in current 2013 dollars) due to significant cost inflation in Argentina, country factors, and overall cost escalation. The expected life of mine is 12 years and the expected payback period is 5.3 years, neither of which take into account these increased estimated capital costs nor the new Mineral Reserve and Mineral Resource additions announced in February 2013.

Metallurgical test work has shown that the mineralization is amenable to being processed using conventional technologies, and acceptable recoveries were returned. Metallurgical test work completed on the Cerro Negro Project has been appropriate to establish process routes that are applicable to the mineralization types and was performed on samples that were representative of the mineralization. The metallurgical process route proposed uses conventional technology. The process plant and associated service facilities will process run-of-mine ore delivered to the primary crusher. The process encompasses crushing and grinding of the run-of-mine ore, leaching, counter-current decantation, solution clarification, zinc precipitation and smelting to produce gold/silver bars that are shipped to a refinery for further processing. The counter-current decantation tailings will be filtered and washed to recover cyanide prior to being re-pulped and pumped to the tailings storage facility.

The Cerro Negro Project will produce and sell a gold and silver doré to generate revenue. The doré will be sold to a refinery for separation into gold and silver bullion. Sales contracts expected at precious metal spot prices fixed by the London Metals Exchange may be entered into with refiners and are expected to be typical of and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.

The Argentinean income tax rate for a corporation is set at 35%. There is also an export tax on gold doré which is 5%. The general rate for value added tax is 21%.

Exploration and Development

Significant exploration potential remains within the Cerro Negro Project. All of the deposits are open at depth, and the investigation of the vein systems within the Cerro Negro Project is likely to identify additional mineralization.

Throughout 2012, activities at Cerro Negro advanced the project in the areas of Infrastructure and Construction, Mine Development, and Exploration. These advancements are aligned with the project development schedule.

The amended Environmental Impact Assessment was approved by Santa Cruz Provincial authorities in December 2011, which allowed for significant advancements in 2012 of the underground development ramps at Eureka, Mariana Central and Mariana Norte as well as key project infrastructure including access roads, plant and the tailings facility. There are numerous local hiring and training programs in progress as a local workforce is sourced and trained. In addition to development advancements, the project also completed the largest annual exploration drilling program to date.

Infrastructure and Construction

Activities are progressing in line with the project development schedule. At year end 2012, engineering, procurement and construction management activities are advanced to 55% of the execution plan with detailed engineering progress to 88% of completion.

Key activities and developments in 2012 include:

•	Significant advancement on the plant construction, with excavations completed, anchor bolts installed, large concrete pours for building foundations, base and walls;

•	Grinding mill at site and all other major imported mechanical equipment has been secured and is on-site or en-route;

•

Pedestals for the grinding mill were completed mid-December as per plan. Final stages of grinding mill erection are expected to be completed by June 2013, essentially 4 months in advance of the original execution plan;

•

Expansion of the Eureka camp to accommodate mine development and exploration activities, as well as the Vein Zone construction camp have advanced and now have the capacity to house approximately 2,000 people;

•	The concrete batch and aggregate plants began operations;

•	Construction of the tailings facility commenced with progress ahead of schedule and is expected for completion 3 months ahead of schedule; and

•	Construction of the high voltage power line is pending receipt of government approvals, anticipated to be received in early March 2013.

Mine Development

Significant development progress was made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2012. Total underground development of 4,981 metres was completed throughout the year in comparison with 3,228 metres in 2011. The majority of development was at the Eureka deposit with 4,182 metres, including 3,671 metres of lateral development and 511 metres of development in the primary ramp. Both ramps at Mariana Central and Mariana Norte also started in 2012 and contributed 475 metres and 310 metres, respectively, of the overall project development.

For the fourth quarter, total mine development was 1,665 metres which represents a 25% increase compared to development in the prior quarter. Productivity in the Mariana Central and Mariana Norte ramps has improved to match or exceed project development schedules for the quarter. Development rates in these projects will further advance in 2013 as the ramps progress and lateral development of production levels commences. The ramp development at the Eureka deposit also progressed deeper while lateral development in advance of production mining added material to the surface ore stockpile. Initial stope production at Eureka is anticipated to begin in the first half of 2013.

Key activities of mine development in 2012 include:

•

The Eureka deposit ramp advanced 511 metres and has reached a length of 2,135 metres of the approximately 3,900 metres planned. In addition, as the mine prepares for initial production there were 979 metres of development completed of the total 5,232 metres of lateral development;

•

At the end of the fourth quarter, the Eureka stockpile contained an estimated 40,316 tonnes at a grade of 11.08 grams per tonne gold and 204 grams per tonne silver, reconciling well with Mineral Reserve estimates;

•	The Mariana Central ramp advanced 277 metres in the fourth quarter and has now reached 475 metres of ramp excavated;

•	The Mariana Norte ramp progressed 198 metres in the quarter to the current length of 310 metres; and

•	Further additions to the mining equipment fleet were added in the fourth quarter in line with development needs.

Exploration

A successful and aggressive exploration program at Cerro Negro resulted in total core drilling for the year of 146,112 metres, the highest annual total in the history of the project. Exploration for the year focused on in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits. These efforts have led to extensions in the strike length of all three veins and demonstrated the emergence of adjacent vein systems. District-

scale geologic mapping was conducted throughout the fourth quarter in the main Cerro Negro concession area and geological mapping now covers the majority of the area of the main Cerro Negro property.

During the year ended 2012:

•	Total core drilling for 2012 of 146,112 metres, with 3,038 metres in the fourth quarter;

•	Approximately 421 diamond drill holes were drilled in 2012; and

•	All exploration drill holes assay results have been principally complete by the end of the year.

At December 31, 2012, total project expenditures and future commitments are $799 million, excluding exploration, of which $500 million is spent and $299 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, were $401 million and $40 million for the year ended December 31, 2012, respectively.

RISK FACTORS

The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These are not the only risks and uncertainties that Goldcorp faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair its business operations. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk. Goldcorp’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of gold, silver, copper, lead and zinc including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, these risks cannot be eliminated.

Although Goldcorp’s activities are primarily directed towards mining operations, its activities also include the exploration for and development of mineral deposits. Discovery or acquisition of new mineral deposits is necessary to replace Mineral Reserves that are mined by operations. Development of new mineral deposits is necessary to sustain and to grow the Corporation’s future operations. There is no certainty that the expenditures made by Goldcorp towards the search for, evaluation of, and development into commercial production of mineral deposits will be successful.

The exploration for and development of mineral deposits also involves significant risks. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Goldcorp or any of its joint venture partners will result in a profitable commercial mining operation.

In particular, Goldcorp remains focused on advancing its suite of high quality gold projects as part of its five-year growth profile. However, the Corporation’s ability to maintain, or increase, its annual production of gold, silver, copper, lead, and zinc depends in significant part on its ability to bring these projects into production and to expand existing mines. Although the Corporation utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); the particular attributes of the deposit, such as size, grade and metallurgy; expected recovery rates of metals from the ore; proximity to infrastructure and labour; the cost of water and power; anticipated climatic conditions; cyclical metal prices; fluctuations in inflation and currency exchange rates; higher input commodity and labour costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Some of the Corporation’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may adversely affect Goldcorp’s business.

Although the Corporation’s feasibility studies are generally completed with the Corporation’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.

Construction and Start-Up

The Éléonore Project, the Cerro Negro Project, the Cochenour Deposit project, the Camino Rojo Project, the El Morro Project, the Noche Buena Project and the Cerro Blanco Project are at various stages of evaluation, construction and development. There are inherent construction and permitting-related risks to the development of all new mining projects. These risks include the availability and delivery of critical equipment; the hiring of key personnel for construction, commissioning and operations; delays associated with contractors; budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and potential opposition from non-governmental organizations, community and indigenous groups, environmental groups or local groups.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the owner’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, Goldcorp cannot provide assurance that its activities will result in profitable mining operations at its development projects.

Furthermore, there are risks associated with the construction of an entirely new mining project relating to, among other things, supervision of the contractors, construction supervision, cost estimating, obtaining required permits and approvals and the management of personnel. Goldcorp will be required to rely upon outside consultants, engineers and others for additional construction expertise in respect of its development projects.

Commodity Prices

The price of the Common Shares, Goldcorp’s financial results and exploration, and the Corporation’s development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond Goldcorp’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc have fluctuated widely in recent years, and future price declines could cause continued development of and commercial production from Goldcorp’s properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and Goldcorp could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Goldcorp’s mining properties is dependent on gold, silver, copper, lead and zinc prices that are adequate to make these properties economically viable.

Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower gold, silver, copper, lead and zinc prices could result in material write-downs of Goldcorp’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Goldcorp’s Mineral Reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Need for Additional Mineral Reserves and Mineral Resources

Goldcorp must continually explore to replace and expand its Mineral Reserves and Mineral Resources as its mines produce gold, silver, copper, lead and zinc. Goldcorp’s ability to maintain or increase its annual production of gold, silver, copper, lead and zinc depends in significant part on its ability to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. There is no assurance that Goldcorp will be able to maintain or increase its annual production, bring new mines into production or expand the Mineral Reserves and Mineral Resources at its existing mines.

Capital Cost and Operational Cost Estimates

Goldcorp prepares budgets and estimates of cash costs and capital costs of production for each of its operations and its main costs relate to material costs, personnel and contractor costs, energy costs and closure and reclamation costs. However, despite Goldcorp’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. Goldcorp’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond Goldcorp’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on Goldcorp’s future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on Goldcorp’s business, results of operations and financial condition.

Foreign Operations

The majority of Goldcorp’s foreign operations are currently conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these jurisdictions may adversely affect Goldcorp’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Risk factors specific to certain jurisdictions are described separately. See “Economic and Political Instability in Argentina” and “Security in Mexico”. The occurrence of the various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on Goldcorp’s operations or profitability.

Resource Nationalism

As governments continue to struggle with deficits and concerns over the effects of depressed economies, the continuing strength in commodity prices has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including Argentina, Australia, Brazil, Chile, Guatemala and Venezuela, have recently introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for employment of local staff or contractors or other benefits to be provided to local residents.

The Corporation believes that the countries in which it operates are relatively stable for foreign investment. However, the recent occurrence of these mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Goldcorp operates that affect foreign ownership, mineral exploration, development or mining activities, may affect the viability and profitability of the Corporation.

Government Regulation

The mining, processing, development and mineral exploration activities of Goldcorp are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Goldcorp’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on Goldcorp. In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may adversely affect Goldcorp’s costs of operations and financial results.

See also “Resource Nationalism” above.

Availability of Supplies

As with other mining companies, certain raw materials and supplies used in connection with Goldcorp’s operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources and a decrease in the supplier’s inventory which, at times, has caused unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules. Although Goldcorp makes efforts to ensure that there are contingency plans in place in the event of a shortfall of supply, if a supplier is unable to adequately meet Goldcorp’s requirements over a significant period of time and Goldcorp is unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on Goldcorp’s business, results of operations and financial condition.

Availability of Key Executives and Other Personnel

Goldcorp is dependent on the services of key executives, including, among others, its President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The success of Goldcorp’s operations is also dependent on its highly skilled and experienced workforce. Given the recent increase of activity in the mining sector, there is currently a global shortage of, and increased competition over, highly skilled experienced workers (in addition to increased labour costs). In part this competition arises from the lower number of new workers entering the mining industry during the industry downturn in the late 1990’s and early 2000’s. In addition, the development of new mines in geographic areas without an established mining industry requires training of inexperienced workers to staff these new mines. Although Goldcorp places a high priority on hiring and retaining key talent, as well as embracing technology that diminishes the impact of workplace shortages, the loss of these persons or Goldcorp’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Current Global Financial Condition

Market events and conditions, including the disruptions in the international credit markets and other financial systems, the deterioration of global economic conditions in 2008 and 2009 and, more recently, in Europe, along with political instability in the Middle East and the looming fiscal cliff and budget deficits and debt levels in the United States, have caused significant volatility to commodity prices. These conditions have also caused a loss of confidence in the broader United States, European and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond Goldcorp’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect the Corporation’s business.

Goldcorp is also exposed to liquidity and various counterparty risks including, but not limited to through: (i) financial institutions that hold Goldcorp’s cash; (ii) companies that have payables to Goldcorp, including concentrate customers; (iii) Goldcorp’s insurance providers; (iv) Goldcorp’s lenders; (v) Goldcorp’s other banking counterparties; and (vi) companies that have received deposits from Goldcorp for the future delivery of equipment. Goldcorp is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Goldcorp to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Goldcorp. Furthermore, repercussions from the 2008-2009 economic crisis continue to be felt, as reflected in increased levels of volatility and market turmoil. As a result of this uncertainty, Goldcorp’s planned growth could either be adversely or positively impacted and the trading price of Goldcorp’s securities could either be adversely or positively affected.

Economic and Political Instability in Argentina

The Cerro Negro Project is located in Santa Cruz Province in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina, especially as social opposition to mining operations in certain parts of the country and increasingly protectionist economic measures grow. Certain political and economic events such as: (i) the inability of the Cerro Negro Project to obtain United States dollars in a lawful market of Argentina; (ii) acts or failures to act by a governmental authority in Argentina; and (iii) acts of social and political violence in Argentina, could have a material adverse effect on Goldcorp’s activities at the Cerro Negro Project.

For example, in December 2007, the Argentinean government unilaterally levied export duties initially adopted in 2001 on mining companies that had not been subject to the duties based on economic stability provisions of the federal mining law. This change of policy adversely affected Goldcorp’s interest in the Alumbrera Mine. Furthermore, during an economic crisis in 2001 to 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations. In addition, the government has renegotiated or defaulted on contractual arrangements. More recently, the newly re-elected Argentinean government placed currency controls on the ability of companies and its citizens to obtain United States dollars, in each case requiring Central Bank approval (resulting in, at times, a limitation on the ability of multi-national companies to distribute dividends abroad in United States dollars) and revoked exemptions previously granted to companies in the oil and gas and mining sectors from the obligation to repatriate 100% of their export revenues to Argentina for conversion in the local foreign exchange markets, prior to transferring funds locally or overseas. Similarly, the government adopted a requirement that importers provide notice to the government and obtain approval for importation before placing orders for certain goods. These actions indicate that the Argentinean government may alter or impose additional requirements or policies that may adversely affect Goldcorp’s activities in Argentina in the future.

There is also the risk of political violence and increased social tension in Argentina as Argentina has experienced periods of civil unrest, crime and labour unrest. Roadblocks (piqueteros) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. For example, in January and February 2012, the Alumbrera Mine roadblocks interrupted transportation to and from the mine. Furthermore, local opposition to the development of the nearby Agua Rica Project, which is approximately 35 kilometres from the Alumbrera Mine, led to the issuance of a judicial order suspending operations at the site. There is no assurance that disruptions will not occur in the future which could materially affect access to the Cerro Negro Project during the project’s development or the operation of the mine altogether.

Security in Mexico

The Peñasquito Mine, the Los Filos Mine, the El Sauzal Mine, the Noche Buena Project and the Camino Rojo Project are all located in Mexico. In recent years, criminal activity and violence has increased in Mexico and spread from border areas to other areas of the country. Violence between the drug cartels and human trafficking organizations and violent confrontations with Mexican authorities has steadily increased. As well, incidents of kidnapping for ransom and extortion by organized crime have increased. Chihuahua, Guerrero and Zacatecas, the three states where Goldcorp operates, have been among the top ten states for kidnapping, and all three states register high levels of violent crime. Many incidents of crime and violence go unreported in Mexico and Mexico’s law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime.

Goldcorp’s sites in Mexico have taken a variety of measures to protect their employees, property and production facilities from these security risks. Goldcorp also regularly reviews the safety of access routes and the physical security of its installations. Notwithstanding these measures, incidents of criminal activity, trespass, theft and vandalism have occasionally affected Goldcorp employees, contractors and their families.

Although Goldcorp has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents, in the future, will not have a material adverse effect on Goldcorp’s operations in Mexico, especially if criminal activity and violence continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to employees, contractors or visitors, decrease operational efficiency, increase community tensions or otherwise adversely affect Goldcorp’s ability to conduct its business in Mexico.

Corruption and Bribery Risk

The Corporation’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, the Corporation is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Corporation conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its third party agents. Although the Corporation has adopted a risk-based approach to mitigate such risks, including the implementation of training programs and policies to ensure compliance with such laws, such measures are not always effective in ensuring that the Corporation, its employees or third party agents will comply strictly with such laws. If the Corporation finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Corporation resulting in a material adverse effect on the Corporation’s reputation and results of its operations.

Discussions Regarding Possible Amendments to the Special Lease Agreement

In recent months, certain members of the Dominican Republic congress, including the President of the Chamber of Deputies have expressed a desire to amend the Special Lease Agreement to accelerate and increase the benefits that the

Dominican Republic will derive from the Pueblo Viejo Mine. The Special Lease Agreement, which provides for substantial benefits to the Dominican Republic, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered by either party and constitutes a legally binding agreement.

More recently, on February 27, 2013, President Medina, in his first state of the nation speech, put emphasis on the country’s desire to extract greater benefits from the Pueblo Viejo Mine. This would potentially involve a renegotiation of the Special Lease Agreement and/or the implementation of other measures to distribute to the country additional revenue derived from the Pueblo Viejo Mine.

Barrick as operator and on behalf of the joint venture, while reserving its rights under the Special Lease Agreement, has engaged in dialogue with representatives of the government with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the Special Lease Agreement could impact overall project economics.

Human Rights

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to the environment, health and safety surrounding Goldcorp’s operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding potential or operating Goldcorp projects regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose Goldcorp’s current and future operations or further development or new development of Goldcorp’s projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Goldcorp’s activities, and may have a negative impact on Goldcorp’s reputation. Opposition by such groups to Goldcorp’s operations may require modification of, or preclude the operation or development of, Goldcorp’s projects or may require Goldcorp to enter into agreements with such groups or local governments with respect to Goldcorp’s projects, in some cases, causing considerable delays to the advancement of its projects.

See also “Indigenous Peoples” below.

Environmental Risks and Hazards

Goldcorp’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Goldcorp’s results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on Goldcorp’s reputation.

Furthermore, environmental hazards may exist on the properties on which Goldcorp holds interests which are unknown to Goldcorp at present and which have been caused by previous or existing owners or operators of the properties.

In addition, production at certain of Goldcorp’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, Goldcorp may become subject to liability for clean-up work that may not be insured. While appropriate steps are taken to prevent discharges of pollutants into the ground water and the environment, Goldcorp may become subject to liability for hazards that it may not be insured against.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. For example, in late 2010, the Argentinean Congress approved legislation that restricts mining and other industrial activities in where glaciers are present. In addition, several provincial governments in Argentina have adopted prohibitions on open pit mining. Although such restrictions do not currently affect any of the Corporation’s projects, if legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Corporation operates, there would be a serious and adverse impact on the Corporation’s results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which Goldcorp’s operations rely on the use of cyanide, it would have a significant adverse impact on Goldcorp as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.

See also “Permitting” below.

Permitting

Goldcorp’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, Goldcorp must receive permits from appropriate governmental authorities. Although Goldcorp’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. For example, on April 27, 2012, the Supreme Court of Chile issued a decision suspending the approval of the environmental permit for the El Morro Project which was previously issued on March 14, 2011, which had the impact of suspending all project field work executed under the terms of the permit. See “Legal Proceedings and Regulatory Actions”.

There can be no assurance that Goldcorp will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

Keewatin Decision

In August 2011, an Ontario court issued a ruling that may affect future permitting of mining operations and other land uses within the Keewatin Lands (the lands in which the Red Lake Gold Mines are situated). At present, permits for mine operations are issued by the Province of Ontario. However, because the court ruled that Ontario requires federal authorization (or Treaty 3 First Nations consent) to the “taking up” of lands in Keewatin where doing so would “significantly interfere” with Treaty 3 harvesting rights, the Province of Ontario can only issue land authorizations so long as such authorizations do not have such effect.

This decision has been stayed pending appeal, and therefore, the Province of Ontario will continue to regulate all mining in the region. While the trial court provided some guidance on how to determine if an action would have the effect of “significantly interfering” with harvesting rights, the issue is ambiguous and will require further definition by the courts. Although Goldcorp currently has all required permits for its Red Lake Gold Mines operations, any change or uncertainty in the permitting process may have an adverse impact on Goldcorp’s operations. There can be no assurance that delays or new objections will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations.

See also “Permitting” above.

Climate Change Risks

Goldcorp acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, Goldcorp expects that this will result in increased costs at some of its operations.

In addition, the physical risks of climate change may also have an adverse effect on Goldcorp’s operations. These risks include the following:

Sea level rise: Goldcorp’s operations are not directly threatened by current predictions of sea level rise. All of the Corporation’s operations are located well inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and personnel to Goldcorp’s operations and products from those operations to world markets.

Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Corporation’s mines. Where appropriate, Goldcorp’s facilities have developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.

Resource shortages: Goldcorp’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, then Goldcorp’s production efficiency is likely to be reduced. For example, during the second quarter of 2011, restricted cyanide deliveries were experienced in Mexico due to supply issues from the manufacturer attributable to flooding in its manufacturing plant.

Although Goldcorp makes efforts to mitigate the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required, there can be no assurance that these efforts will be effective and that the physical risks of climate change will not have an adverse effect on Goldcorp’s operations and therefore profitability.

Infrastructure and Water

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Goldcorp’s business, financial condition and results of operations.

A key operational risk is the availability of sufficient power and water supplies to support mining operations. Large amounts of power and large volumes of water are used in the extraction and processing of minerals and metals. Certain of Goldcorp’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as water and power at a reasonable cost cannot be assured. Conversely, other Goldcorp properties are located in areas that have many competing demands for power and water and access to sufficient supplies will need to be negotiated by Goldcorp. Power and water are integral requirements for exploration, development and production facilities on mineral properties.

Goldcorp’s ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; problems that can affect local supplies; delivery; and relevant regulatory regimes.

Even a temporary interruption of power or water could adversely affect an operation. For example, second quarter 2012 mill throughput at the Peñasquito Mine was affected by inadequate water supply. Prolonged drought conditions in the region contributed to lower-than-expected water recharge in the well field as well as lower-than-expected water production from the pit dewatering program. This condition limited plant throughput in June 2012 and affected plant throughput in the second half of 2012. The Peñasquito Mine continues to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit. A water and tailings study is also expected to be completed in the first half of 2013 to develop a comprehensive long-term water strategy for the Peñasquito district, however there are no assurances that a suitable long-term water strategy will be developed that will completely mitigate the risk of water shortages in the future.

An increase in prices could also negatively affect Goldcorp’s business, financial condition and results of operations. Establishing such infrastructure for Goldcorp’s development projects will, in any event, require significant resources, identification of adequate sources of raw materials and supplies and necessary cooperation from national and regional governments, none of which can be assured. There is no guarantee that Goldcorp will secure these power, water and access rights going forward or on reasonable terms.

Reclamation Costs

Goldcorp is required by various governments in jurisdictions in which it operates to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if it is unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.

As of December 31, 2012, Goldcorp has provided the appropriate regulatory authorities with $406 million in reclamation financial assurance for mine closure obligations in the various jurisdictions in which it operates. The amount and nature of the financial assurances are dependent upon a number of factors, including Goldcorp’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase Goldcorp’s costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance Goldcorp is required to post, Goldcorp would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Goldcorp will be able to maintain or add to its current level of financial assurance. Goldcorp may not have sufficient capital resources to further supplement its existing security.

Although the Corporation has currently made provisions for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of Goldcorp’s operations, which could result in a material adverse effect on its operating results and financial condition.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Gold, silver, copper, lead and zinc are sold in United States dollars and the Corporation’s costs are incurred principally in United States dollars, Canadian dollars, Mexican pesos, Guatemalan quetzal, Dominican Republic pesos, Argentinean pesos and Chilean pesos. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in United States dollar terms. Goldcorp has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Corporation has entered into Canadian dollar and Mexican peso currency hedge contracts to purchase the respective foreign currencies at pre-determined United States dollar amounts. These contracts were entered into to normalize operating, capital and general and administrative expenses incurred by the Corporation’s foreign operations expressed in United States dollar terms. In accordance with its risk management policy, the Corporation may hedge up to 50% of its expenditures over any 12 months on a going forward basis and up to 30% of its expenditures over any 13 to 24 months on a going forward basis.

See also “Hedging” below.

Joint Ventures

Goldcorp holds an indirect 40% interest in the Pueblo Viejo Mine, an indirect 66 2/3% interest in the Marigold Mine and an indirect 40% interest in the Dee/South Arturo Project, the remaining interest in each of these properties being held indirectly by Barrick. Goldcorp also holds an indirect 37 1/2% interest in the Alumbrera Mine, the other 12 1/2% and 50% interests being held indirectly by Yamana and Xstrata, respectively. Goldcorp’s interest in these properties is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Goldcorp’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Goldcorp’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability to exert influence over certain strategic decisions made in respect of joint venture properties; (iii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

To the extent that the Corporation is not the operator of its joint venture properties, the success of any such operations will be dependent on such operators for the timing of activities related to such properties and Goldcorp will be largely unable to direct or control the activities of the operators. Goldcorp is subject to the decisions made by the operator in the operation of the property, and will rely on the operators for accurate information about the properties. Although Goldcorp expects that the operators of the properties to which it owns an interest will operate such properties with the highest standards and in accordance with the respective operating agreements, there can be no assurance that all decisions of the operators will achieve expected goals.

Acquisition Strategy

As part of Goldcorp’s business strategy, the Corporation has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Goldcorp may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Goldcorp. Ultimately, any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Goldcorp has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Goldcorp may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Goldcorp’s ongoing business and its relationships with employees, suppliers, contractors and other stakeholders; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that Goldcorp chooses to raise debt capital to finance any such acquisition, Goldcorp’s leverage will be increased. If Goldcorp chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Goldcorp may choose to finance any such acquisition with its existing resources.

Goldcorp cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Goldcorp’s business. Furthermore, there can be no assurance that Goldcorp would be successful in overcoming the risks identified above or any other problems encountered in connection with such acquisitions.

Reputational Risk

Damage to the Corporation’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Corporation’s handling of environmental matters or the Corporation’s dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Competition

The mining industry is competitive in all of its phases. Goldcorp faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals, as well as the necessary labour and supplies required to develop such properties. Some of these companies have greater financial resources, operational experience and technical capabilities than Goldcorp. As a result of this competition, Goldcorp may be unable to maintain, acquire or develop attractive mining properties on terms it considers acceptable or at all. Consequently, Goldcorp’s revenues, operations and financial condition could be materially adversely affected.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Goldcorp operates in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. ILO Convention 169, which has been ratified by Argentina, Chile, Guatemala, and Mexico, is an example of such an international convention. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Examples of recent developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7 which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action, such as the granting of mining concessions or approval of mine permits.

The Corporation’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of Goldcorp’s projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities. Opposition by indigenous people to the Corporation’s operations may require modification of or preclude operation or development of the Corporation’s projects or may require the Corporation to enter into agreements with indigenous people with respect to the Corporation’s projects.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Goldcorp’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver, copper, lead or zinc recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Goldcorp’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Goldcorp’s results of operations and financial condition. See also “Description of the Business – Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources.”

Uncertainty Relating to Inferred Mineral Resources

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Indebtedness

As of December 31, 2012, the Corporation had aggregate consolidated indebtedness of $862.5 million. As a result of this indebtedness, the Corporation is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. In addition, under the financing arrangements for the Pueblo Viejo Mine, both Barrick (as to 60%) and Goldcorp (as to 40%) have each provided guarantees on behalf of PVDC in favour of the lenders whereby both parent companies guarantee PVDC’s repayment obligations under the financing arrangements (however, such guarantees terminate upon certain operational completion tests being met). As of December 31, 2012, there was a total $940 million drawn by PVDC (of which Goldcorp has guaranteed $376 million).

The Corporation’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Corporation’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Corporation may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Corporation’s revolving term credit facility requires the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Corporation’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, given the Corporation’s strong balance sheet, these covenants do not restrict the Corporation’s ability to conduct its business as presently conducted, there are no assurances that in future, the Corporation will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the credit facility and would allow the lenders to accelerate the debt.

Additional Capital

The mining, development, expansion and exploration of Goldcorp’s properties, will require ongoing financing, especially in light of Goldcorp’s near-term development of its key development projects and the potential for rising and unforeseen costs as well as potential fluctuations in metal prices. Although Goldcorp expects to finance its growing operations and development costs with anticipated cash-flows, with its existing assets (including cash and cash equivalents) and with its revolving credit facility, if necessary, Goldcorp may require additional capital to fund its costs, especially if there is a significant decrease in metal prices. Failure to obtain any necessary additional financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Goldcorp’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Goldcorp.

Hedging

Currently, Goldcorp’s policy is to not hedge future gold sales. Goldcorp currently hedges lead, zinc and copper to manage price exposure to fluctuations in those base metals. Goldcorp also hedges its diesel fuel price exposure and foreign currencies exposures to manage adverse price movements impacting costs specific to diesel fuel prices and foreign currencies.

There is no assurance that a hedging program designed to reduce the price risk associated with fluctuations in base metals, diesel fuel prices or foreign currencies will be successful. Although hedging may protect Goldcorp from an adverse price change, it may also prevent Goldcorp from benefiting fully from a positive price change.

Peñasquito Mine Concentrate Transportation and Marketing Risk

Concentrates containing combinations of gold, silver, lead and zinc are produced in large quantities at the Peñasquito Mine and loaded onto highway road vehicles for transport to in-country smelters or to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. Goldcorp could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, weather conditions and environmental liabilities in the event of an accident or spill. Goldcorp could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on Goldcorp’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Peñasquito Mine’s products will be entered into on acceptable terms or at all.

Litigation

The Corporation is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Goldcorp cannot reasonably predict the likelihood or outcome of these actions. If the Corporation is unable to resolve these disputes favourably, it may have a material adverse impact on its financial performance, cash flow and results of operations. See “Legal Proceedings and Regulatory Actions”.

Labour and Employment Matters

While Goldcorp believes that it has good relations with both its unionized and non-unionized employees, production at Goldcorp’s mining operations is dependent upon the efforts of Goldcorp’s employees. In addition, relations between Goldcorp and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Goldcorp carries on business. For example, in 2012, the Mexican government amended the Federal labour law regarding, among other things, subcontracting arrangements to prevent companies from using service companies to evade labour and tax obligations (the Corporation currently operates in Mexico using these subcontracting arrangements as is the common practice). These amendments also clarified certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. Although the Corporation has assessed the implications of these amendments and has determined that such amendments will not have a material impact on its operations in Mexico, there are no assurances that any future amendments in Mexico, or amendments to labour laws in other jurisdictions in which Goldcorp operates, will not have a material impact on Goldcorp’s operations. Adverse changes in such legislation or in the relationship between Goldcorp with its employees may have a material adverse effect on Goldcorp’s business, results of operations and financial condition.

Land Title

Although the title to the properties owned by Goldcorp was reviewed by or on behalf of Goldcorp, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Goldcorp’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Goldcorp has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Goldcorp’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Goldcorp may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. Any defects in the title to the properties owned by Goldcorp could have a material and adverse effect on its cash flow, results of operations and financial condition.

Insurance and Uninsured Risks

Goldcorp’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Goldcorp’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Goldcorp maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Goldcorp may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Goldcorp or to other companies in the mining industry on acceptable terms. Goldcorp might also become subject to liability for pollution or other hazards which may not be insured against or which Goldcorp may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Goldcorp to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Information Systems Security Threats

Goldcorp has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. Goldcorp’s operations depend, in part, on how well the Corporation and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Corporation’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

Although to date the Corporation has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Goldcorp will not incur such losses in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Share Prices of Investments

Goldcorp’s investments in securities of other public companies (including its investments in Tahoe, Primero and Thompson Creek) are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond Goldcorp’s control, including, quarterly variations in the subject companies’ results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Such market fluctuations could adversely affect the market price of Goldcorp’s investments and the value Goldcorp could realize on such investments.

Subsidiaries

Goldcorp is a holding company that conducts operations through Canadian and foreign (American, Antiguan, Argentinean, Barbadian, Bermudian, Cayman Island, Chilean, Dutch, Guatemalan, Honduran, Luxembourgian, Mexican and Swiss) subsidiaries, joint ventures and divisions, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Goldcorp’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Goldcorp’s valuation and stock price.

Market Price of the Corporation’s Securities

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of the Common Shares are also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect Goldcorp’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Goldcorp may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Conflicts of Interest

Certain of the directors and officers of Goldcorp also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Goldcorp will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Goldcorp and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Conversion of the 2% Convertible Senior Notes due 2014

On June 5, 2009, Goldcorp completed a private offering of $862.5 million aggregate principal amount of 2% Convertible Senior Notes due 2014 (the “Notes”). The Notes have an initial conversion price of approximately $47.98 per Common Share, subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The Notes are convertible at any time from May 1, 2014, however, prior to May 1, 2014, the Notes may be converted if the Common Shares have traded at 130% of the conversion price or upon the occurrence of certain other events. Upon conversion of the Notes, Goldcorp may, in lieu of delivery of Common Shares, elect to pay or deliver, as the case may be, cash or a combination of cash and Common Shares, in respect of the converted Notes. The conversion of some or all of the Notes may dilute the ownership interests of existing shareholders. Any sales in the public market of any of the Common Shares issuable upon such conversion could adversely affect prevailing market prices of the Common Shares. In addition, the anticipated conversion of the Notes into Common Shares or a combination of cash and Common Shares could depress the price of the Common Shares.

DIVIDENDS

During the 10 months ended October 31, 2010, the Corporation paid monthly dividends to shareholders in the amount of $0.015 per Common Share. On October 27, 2010, the Corporation announced that the Board of Directors authorized an increase in the annual dividend to $0.36 per Common Share, an increase of 100%, payable as a monthly dividend of $0.03 per Common Share. The increased monthly dividend of $0.03 per Common Share commenced for shareholders of record as of November 12, 2010 and continued until February 2011. On February 24, 2011, the Corporation announced an 11% increase in the annual dividend to $0.408 per Common Share. The increased monthly dividend of $0.034 per Common Share commenced for shareholders of record as of March 17, 2011, and was paid monthly until November 2011. On December 5, 2011, the Corporation announced a 32% increase in the annual dividend to $0.54 per Common Share. The increased monthly dividend of $0.045 per Common Share commenced for shareholders of record as of December 16, 2011. During the financial year ended December 31, 2012, the Corporation paid monthly dividends to shareholders in the amount of $0.045 per Common Share.

Although the Corporation expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by the Corporation will be determined by the Board of Directors from time to time based upon, among other things, cash flow, the results of operations and financial condition of the Corporation and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of December 31, 2012 and February 28, 2013, 811,518,583 Common Shares and 811,749,826 Common Shares were issued and outstanding, respectively. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

RATINGS

The following table sets out the ratings of Goldcorp’s corporate debt by the rating agencies indicated as at December 31, 2012:

Standard & Poor’s	Moody’s Investors Service	Fitch Ratings
BBB+	Baa2	BBB
stable outlook	stable outlook	stable outlook

Standard & Poor’s Ratings Services (“S&P”) credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. S&P’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. The BBB rating is the fourth highest of ten major categories. According to the S&P rating system, debt securities rated BBB are more subject to adverse economic conditions, however, the obligor’s capacity to meet financial commitments is adequate.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.

Fitch Ratings Ltd. (“Fitch Ratings”) credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. The ratings from AA to B may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. The BBB rating is the fourth highest of eleven major categories. According to Fitch Ratings’ system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

Goldcorp understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Goldcorp and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Goldcorp’s corporate debt by the rating agencies are not recommendations to buy, hold or sell debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Goldcorp’s corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this annual information form. See also “Risk Factors”.

TRADING PRICE AND VOLUME OF COMMON SHARES

The Common Shares are listed and posted for trading on the NYSE under the symbol “GG” and on the TSX under the symbol “G”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
January 2012	49.73	44.21	54,119,599
February 2012	50.17	44.81	51,202,757
March 2012	49.16	42.46	60,138,288
April 2012	46.08	37.57	52,819,292
May 2012	39.31	32.52	53,058,312
June 2012	42.59	36.54	52,957,683
July 2012	40.65	32.34	48,094,006
August 2012	40.94	33.74	41,663,834
September 2012	46.31	39.85	55,091,142
October 2012	45.97	40.78	46,370,834
November 2012	45.36	37.79	46,320,961
December 2012	38.46	34.64	47,756,379

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2012 was C$36.57 and on February 28, 2013 was C$33.66.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an executive officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Ian W. Telfer British Columbia, Canada	Chairman of the Board and a Director (director since February 2005)	Chairman of the Board of Goldcorp

Douglas M. Holtby (1)(3) British Columbia, Canada	Vice Chairman of the Board and Lead Director (director since February 2005)	President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)

Charles A. Jeannes British Columbia, Canada	President, Chief Executive Officer and a Director (director since May 2009)	President and Chief Executive Officer of Goldcorp

John P. Bell (3)(4) British Columbia, Canada	Director since February 2005	Independent Director

Lawrence I. Bell (1)(2) British Columbia, Canada	Director since February 2005	Independent Director

Beverley A. Briscoe (1)(4) British Columbia, Canada	Director since April 2006	President of Briscoe Management Limited

Peter J. Dey (2)(3) Ontario, Canada	Director since June 2006	Chairman of Paradigm Capital Inc.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation
P. Randy Reifel (2)(4) British Columbia, Canada	Director since November 2006	President of Chesapeake Gold Corp.

A. Dan Rovig (2)(4) Nevada, United States	Director since November 2006	Independent Consultant

Blanca Treviño de Vega (3)(4) León, Mexico	Director since February 2012	President and Chief Executive Officer of Softtek, S.A. de C.V.

Kenneth F. Williamson (1)(3) Ontario, Canada	Director since November 2006	Independent Consultant

Lindsay A. Hall British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Goldcorp

Timo Jauristo British Columbia, Canada	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development of Goldcorp

George Burns British Columbia, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Goldcorp

Maryse Belanger British Columbia, Canada	Senior Vice President, Technical Services	Senior Vice President, Technical Services of Goldcorp

Brent Bergeron British Columbia, Canada	Senior Vice President, Corporate Affairs	Senior Vice President, Corporate Affairs of Goldcorp

Horacio Bruna Mexico City, Mexico	Senior Vice President, Mexico	Senior Vice President, Mexico of Goldcorp

Paul Farrow Ontario, Canada	Senior Vice President, People and Safety	Senior Vice President, People and Safety of Goldcorp

Barry Olson Washington, United States	Senior Vice President, Project Development	Senior Vice President, Project Development of Goldcorp

Charles Ronkos Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of Goldcorp

Colette Rustad British Columbia, Canada	Senior Vice President, Controller	Senior Vice President, Controller of Goldcorp

Mark A. Ruus British Columbia, Canada	Senior Vice President, Tax	Senior Vice President, Tax of Goldcorp

Cheryl A. Sedestrom Nevada, United States	Senior Vice President, Metals Marketing	Senior Vice President, Metals Marketing of Goldcorp

Luis Canepari British Columbia, Canada	Vice President, Information Technology	Vice President, Information Technology of Goldcorp

Kathy Chan British Columbia, Canada	Vice President, Assistant Controller	Vice President, Assistant Controller of Goldcorp

Frank Crema British Columbia, Canada	Vice President, Treasurer	Vice President, Treasurer of Goldcorp

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation
Jerry W. Danni Colorado, United States	Vice President, Environment	Vice President, Environment of Goldcorp

Rohan Hazelton British Columbia, Canada	Vice President, Strategy	Vice President, Strategy of Goldcorp

Wendy Louie British Columbia, Canada	Vice President, Financial Reporting	Vice President, Financial Reporting of Goldcorp

Bernie Loyer Arizona, United States	Vice President, Projects South America	Vice President, Projects South America of Goldcorp

Richard Orazietti British Columbia, Canada	Vice President, Internal Audit	Vice President, Internal Audit of Goldcorp

David Parsons British Columbia, Canada	Vice President, Insurance	Vice President, Insurance of Goldcorp

Raman Randhawa British Columbia, Canada	Vice President, Finance, Operations	Vice President, Finance, Operations of Goldcorp

Bill Shand South Dakota, United States	Vice President, Operations and Maintenance Strategy	Vice President, Operations and Maintenance Strategy of Goldcorp

Anna M. Tudela British Columbia, Canada	Vice President, Regulatory Affairs and Corporate Secretary	Vice President, Regulatory Affairs and Corporate Secretary of Goldcorp

Eduardo Villacorta Guatemala City, Guatemala	Vice President, Central and South America	Vice President, Central and South America of Goldcorp

Jeff Wilhoit British Columbia, Canada	Vice President, Investor Relations	Vice President, Investor Relations of Goldcorp

Chris Woodall Ontario, Canada	Vice President Operations, Canada and US	Vice President Operations, Canada and US of Goldcorp

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance and Nominating Committee.
(4)	Member of the Sustainability, Environment, Health and Safety Committee.

The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Ian W. Telfer – Chairman of the Board and Director. Mr. Telfer was appointed Chairman of the Board of the Corporation effective November 15, 2006 and was appointed Chairman of the World Gold Council in December 2009. Prior thereto, he was President and Chief Executive Officer of the Corporation since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (“Wheaton River”) prior to such time since September 2001. Mr. Telfer has over 30 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer is a member of the National Association of Corporate Directors (“NACD”).

Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Corporation. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from

1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and the Institute of Corporate Directors (“ICD”).

Charles A. Jeannes – President, Chief Executive Officer and Director. Mr. Jeannes was appointed President and Chief Executive Officer of the Corporation effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Corporation from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Corporation’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background, as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspect of the management of the Corporation. Mr. Jeannes is a member of the NACD.

John P. Bell – Director. Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and to Brazil. Currently, he is an Honorary Consul to the Ivory Coast. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit board of directors. Mr. Bell is also an independent director of Tahoe. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Corporation’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance Goldcorp’s ability to improve and build upon the Corporation’s environmental and corporate social responsibility policies and activities. Mr. Bell is a member of the NACD and the ICD.

Lawrence I. Bell – Director. Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University. The Board benefits from Mr. Bell’s extensive financial expertise, his public company experience, his public sector service and experience, and his knowledge of public policy issues. Mr. Bell is a member of the NACD.

Beverley A. Briscoe – Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the

Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Corporation with respect to the issues overseen by the Corporation’s Audit Committee. Ms. Briscoe is a member of the NACD. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and on May 30, 2012, Ms. Briscoe was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award.

Peter J. Dey – Director. Mr. Dey is a well known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Granite REIT and Enablence Technologies Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets, provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Corporation with a significant and enhanced perspective on governance issues. Mr. Dey is a member of the NACD.

P. Randy Reifel – Director. Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is a member of the NACD.

A. Dan Rovig – Director. Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America, for five years. He holds a Bachelor of Science in Mining Engineering, a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology and a Doctor of Science (honoris causa) from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada. In 2008, Mr. Rovig was recognized as a Legion of Honor Member by the Society of Mining, Metallurgy and Exploration. In December 2001, he was elected to the American Mining Hall of Fame and in May 1995 he received the Gold Medallion Award at Montana Tech of the University of Montana. Mr. Rovig’s extensive experience and recognized standing in the mining industry, as well as his significant operations and management experience and in-depth technical knowledge of Goldcorp’s mining operations, provides valuable insight and perspective to both the Board and management. Mr. Rovig is a member of the NACD.

Blanca Treviño de Vega – Director. Ms. Treviño is currently President and Chief Executive Officer of Softtek, S.A. de C.V. (also known as Softtek, S.A. de C.V) (“Softek”). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of IT services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006, and has been a board member for several universities and nonprofit organizations. She has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Her experience and contribution as a business woman were recently honored by Endeavor, organization with presence in 12 countries that promote the emerging and development of new entrepreneurs, which during their “Gala 2011” gave her a recognition for her experience as an entrepreneur. Ms. Treviño was also the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, and a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. Originally from Monterrey, Mexico, Ms. Treviño studied Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur bring important insight to both the Board and management. Ms. Treviño is a member of the NACD.

Kenneth F. Williamson – Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD.

Lindsay A. Hall – Executive Vice President and Chief Financial Officer. Mr. Hall was appointed Executive Vice President and Chief Financial Officer of Goldcorp on April 19, 2006. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation. Mr. Hall has a Bachelor of Arts in Economics and a Bachelor of Commerce (Honours) from the University of Manitoba.

Timo Jauristo – Executive Vice President, Corporate Development. Mr. Jauristo was appointed Vice President, Corporate Development of the Corporation effective June 16, 2009. On July 8, 2010, Mr. Jauristo was appointed Executive Vice President, Corporate Development of Goldcorp. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. He spent 15 years with Placer Dome in various operating and corporate roles in exploration in Australia and Asia and in business development. Mr. Jauristo served as the General Manager Corporate Development at Placer Dome from August 1997 to June 2005. Mr. Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Between leaving Placer Dome in 2005 and joining Goldcorp in 2009, Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. from November 2006 to May 2009 and was the Chief Executive Officer of Southwestern Resources Corp. from September 2007 to May 2009, both junior mining companies with exploration and development assets mostly in Peru.

George Burns – Executive Vice President and Chief Operating Officer. Mr. Burns was appointed Executive Vice President and Chief Operating Officer on August 8, 2012. On April 1, 2011, Mr. Burns was appointed Senior Vice President, Mexico from his prior position as Senior Vice President, Canada and United States of the Corporation. Mr. Burns joined Goldcorp on August 8, 2007 and has over 34 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco, including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with the Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

Maryse Belanger – Senior Vice President, Technical Services. Ms. Belanger was appointed Senior Vice President, Technical Services on October 24, 2012 and prior to that she served as Vice President, Technical Services from October 2011 to October 2012. Prior to that, she served as Director, Technical Services from October 2009 to October 2011. She has more than 25 years experience in the mining industry, which includes all aspects of geostatistics, mine planning, mining operations, managing technical services teams, preparing pre-feasibility and feasibility studies, implementing best practices and corporate standards and providing oversight to corporate development activities. Prior to joining Goldcorp, Ms. Belanger worked for Kinross Gold Corporation (“Kinross”) from October 2003 to October 2009. At Kinross, she held the position of Director, Technical Services from September 2005 to October 2009.

Brent Bergeron – Senior Vice President, Corporate Affairs. Mr. Bergeron has 20 years of international and government relations experience in many sectors such as government software, broadcasting, telecommunications and utilities. From June 2009 April until October 2010, Mr. Bergeron was employed by Harris Computer Systems Inc., the Advanced Utility Division, as Vice President of Business and Strategic Development. Prior to this position, Mr. Bergeron held progressively senior positions at various companies in Canada and Mexico where he was responsible for government relation and business development activities in Latin America, Africa, Europe and Asia. Mr. Bergeron has a Bachelor of Arts (Economics) and Master of Arts (Economics) degree from Carleton University.

Horacio Bruna – Senior Vice President, Mexico. Mr. Bruna was appointed Senior Vice President, Mexico on August 21, 2012 and prior to that he served as Vice President, Canada and US Operations from April 1, 2011 to August 21, 2012. Mr. Bruna is a Civil Mining Engineer with 36 years’ experience in the mining sector, managing copper and gold mines in the exploration, development and operational stages in Chile, Mexico, Spain and Canada. Mr. Bruna was initially involved in the Collahuasi and Quebrada Blanca projects in Chile from 1979 to 1992 as Resident Manager working for Falconbridge Canada, and in 1992 he was the Special Projects Superintendant at Kidd Creek Mines in Northern Ontario. From 1993 to 1994, Mr. Bruna was the Chief of Operations at the Asnalcollar Mine in Spain. From 1997 to 2006 he served as the General Manager for Antofagasta Minerals PLC of the Michilla copper mine. Mr. Bruna joined Goldcorp in 2006 as the manager of the La Coipa gold mine in northern Chile. From January 2008 to February 2008 he was the Mine Manager at the Nukay mine in Guerrero, Mexico. Mr. Bruna served as the Chief Operating Officer of the Mexican operations for the corporation from October 2008 to September 2010. Mr. Bruna has a Civil Mining Engineer degree from the University of Chile.

Paul Farrow – Senior Vice President, People and Safety. Mr. Farrow was appointed Senior Vice President, People and Safety on February 15, 2012 and prior to that he served as Vice President, Safety and Health. Prior to that, he served as Director of Safety in 2007. Prior to joining Goldcorp, Mr. Farrow was a principal with Environmental Resources Management in Toronto (since 2003). From 2000 to September, 2003, Mr. Farrow was President at Hunter Jordan Associates. He has over 25 years experience in the safety, health and environmental fields as well as a background in management consulting.

Barry Olson – Senior Vice President, Project Development. Mr. Olson was appointed Vice President, Project Development on October 30, 2008. On July 8, 2010, Mr. Olson was appointed Senior Vice President, Project Development of Goldcorp. Prior thereto, he served as the Vice President, Chief Operating Officer, Luismin, Mexico from May 2007 to October 2008. From August 2006 until the completion of the acquisition of Glamis, Mr. Olson was Vice President, Director, Mexican Operations of Glamis. Prior to joining Glamis, from 2001 to August 2006, Mr. Olson was Vice President, General Manager for Coeur d’Alene Mines Corp. at its Rochester mine and Senior Vice President, Operations for mines in Chile and Argentina. Mr. Olson has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina. Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and a Masters of Science degree in Mining Engineering from the University of Idaho.

Charles Ronkos – Senior Vice President, Exploration. Mr. Ronkos was appointed Vice President, Exploration of the Corporation effective January 1, 2007. On July 8, 2010, Mr. Ronkos was appointed Senior Vice President, Exploration of Goldcorp. From 1999 until the completion of the acquisition of Glamis, Mr. Ronkos worked most recently as Vice President, Exploration of Glamis. He was employed with Glamis since 1992, seven of those years with Rayrock Resources Inc. prior to its acquisition by Glamis. He holds a Bachelor of Arts degree from the Wittenberg University and graduated from the University of Nevada with a Master of Science degree in 1981.

His 34 year career includes assignments with Rio Algom, Battle Mountain Gold, Pegasus, Hecla and Cordex.

Colette Rustad – Senior Vice President, Corporate Controller. Ms. Rustad was appointed Vice President, Corporate Controller of the Corporation effective May 2, 2007. On July 8, 2010, Ms. Rustad was appointed Senior Vice President, Corporate Controller of Goldcorp. Ms. Rustad has over 20 years experience as an international finance professional in the mining/resource/finance industries. During her 11 year tenure at Placer Dome, she held senior leadership positions that included Vice President, Chief Financial Officer, Africa, based in Johannesburg; Director, Global Audit Services and Treasurer, North America. During her eight year tenure at Ernst & Young, Toronto, she specialized in both audit and tax in the financial institution and resources industries. She is a member of the Institute of Chartered Accountants of Ontario and British Columbia; completed the Advanced Management Program, the Wharton Business School, at the University of Pennsylvania; and has a Bachelor of Commerce degree from the University of Calgary.

Mark A. Ruus – Senior Vice President, Tax. Mr. Ruus was appointed Vice President, Tax of the Corporation effective November 15, 2006, having joined the Corporation in July 2006. On July 8, 2010, Mr. Ruus was appointed Senior Vice President, Tax of Goldcorp. He is responsible for global tax planning, tax-related support of corporate development and finance activities and tax compliance. Before joining the Corporation, Mr. Ruus was Vice President, Taxation for Placer Dome where he played leading tax roles for ten years. Prior to this he spent 14 years with Price Waterhouse (pre-merger with Coopers & Lybrand) servicing primarily international resource companies. Mr. Ruus is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Calgary.

Cheryl A. Sedestrom – Senior Vice President, Metals Marketing. Ms. Sedestrom was appointed Senior Vice President, Metals Marketing of Goldcorp on July 8, 2010. From May 2008 to July 2010 she served as Vice President, Metals Marketing and prior to that as Vice President, Risk Management from January 1, 2007 to May, 2008. From 2000 until the completion of the acquisition of Glamis, Ms. Sedestrom served as Vice President, Finance, Chief Financial Officer and Treasurer of Glamis. Ms. Sedestrom has over 25 years of experience in the mining and financial industries with Glamis and Goldman Sachs & Co., including the J. Aron commodity-trading division. Ms. Sedestrom is a Certified Public Accountant and holds a M.B.A. in accounting as well as a B.A. in political science, both from the University of Michigan.

Luis Canepari – Vice President, Information Technology. Mr. Canepari was appointed Vice President, Information Technology on February 15, 2013. As Vice President, Information Technology, Mr. Canepari leads the global information technology organization and is responsible for driving and overseeing enterprise-wide plans to further realize value from our strategic business and technology investments, particularly leveraging SAP as our strategic platform. Mr. Canepari joined Goldcorp in November 2012, serving as Director, Information Technology Applications. Before joining Goldcorp, Mr. Canepari held the position of Director of Enginnering and Construction in AES Corporation based in Arlington, Virginia. Prior to that, Mr. Canepari held several information technology leadership positions at AES Corporation and EXXon Mobil Corporation. Mr. Canepari holds an MBA degree from Georgetown University, Washington, DC and a Bachelor in Science degree with a major in Systems Engineering from Universidad Metrolopolitana, Caracas, Venezuela. He is also a Certified Information Security Manager and a Certified Information Security Auditor.

Kathy Chan – Vice President, Assistant Controller. Ms. Chan was appointed Vice President, Assistant Controller of the Corporation effective May 19, 2010. Prior to joining the Corporation, Ms. Chan was employed by Impact Financial Management Inc. and provided financial and management consulting services in the capacity of controller and corporate secretary for several resource companies including Gold Wheaton Gold Corp. (TSX), Calypso Uranium Corp., Thor Exploration Ltd., and Cap-Link Ventures Ltd. (listed on the TSX Venture Exchange) from February 2007 to April 2010. From July 2006 to February 2007, Ms. Chan served as the Senior Manager of Financial Reporting with the British Columbia Transmission Corporation. Over a period of eleven years, Ms. Chan has held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Financial reporting. Ms. Chan is a Chartered Accountant and holds a Bachelor of Business Administration from Simon Fraser University.

Frank Crema – Vice President, Treasurer. Mr. Crema was appointed Vice President, Treasurer of the Corporation effective April 28, 2010. He has twenty-five years experience as an accountant and international finance professional in the mining industry. Mr. Crema joined Goldcorp’s finance department on May 15, 2006 as its Assistant Treasurer. During his eighteen year career with Placer Dome, he held various accounting positions within the parent company. This time was followed by a number of treasury positions of increasing responsibility over the last twelve years with two Placer Dome subsidiaries culminating with the position of Senior Treasury Analyst with the parent company. Mr. Crema is a member of Certified General Accountants of British Columbia (1986) and a graduate of the University of British Columbia Commerce undergraduate program (1982).

Jerry W. Danni – Vice President, Environment. Mr. Danni was appointed Vice President, Environment of Goldcorp on January 7, 2013. Prior to joining Goldcorp, he held the position of Executive Vice President with Golden Minerals Company. He previously served as Senior Vice President, Environmental, Health and Safety with Kinross Gold Corporation, and as Vice President Environmental Affairs with Cyprus Amax. Mr. Danni has more than 30 years of international mining industry experience, with extensive experience in environmental and sustainability senior positions. He holds a Bachelor Degree in Chemistry, is a member of the Society of Mining Engineers, and is a past Director of the U.S. National Mining Association.

Rohan Hazelton – Vice President, Strategy. Mr. Hazelton was appointed Vice President, Strategy on July 25, 2012. He is responsible for developing and evaluating strategic initiatives as well as guiding the Corporation’s overall corporate strategies. Mr. Hazelton has held a variety of senior management positions at Goldcorp including Vice President of Finance, Chief Financial Officer of Goldcorp Mexico, Corporate Controller, and Head of Gold Sales. Mr. Hazelton in a Chartered Accountant with over 15 years of finance experience, 10 of those years at senior positions within the mining industry. Mr. Hazelton previously worked for Deloitte LLP and Arthur Andersen LLP and was a commercial loans officer for Dialog Bank Moscow, Russia. Mr. Hazelton has a B.A. in Math and Economics from Harvard University.

Wendy Louie – Vice President, Financial Reporting. Ms. Louis was appointed Vice President, Financial Reporting on May 19, 2010 and prior to that she served as Vice President, Controller of the Corporation from November 15, 2006 to May 2007. Prior to that she served as Vice President, Assistant Controller from May 3, 2007 to May 2010, when she was appointed Vice President, Financial Reporting. Prior to joining the Corporation, from May 2003 to May 2006, she was a Senior Tax Manager at Ernst & Young, and prior thereto, over a period of nine years, held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Corporate Accounting. Ms. Louie is a Chartered Accountant and holds a Bachelor of Commerce from University of British Columbia.

Bernie Loyer – Vice President, Projects South America. Mr. Loyer was appointed Vice President, Project South America in November 2012. Prior to that he served as Senior Project Director, South America from August 2011 to November 2012 and was based in Santiago, Chile. Mr. Loyer joined Goldcorp in April 2010 where he was a part of the construction development team that completed the construction and the first year of operations at the Peñasquito Mine. Prior to joining Goldcorp, Mr. Loyer spent five years at FLSmidth Minerals serving as Vice President, Minerals Technology where he was responsible for all global process technology, manufacturing and material handling. Prior to that he served 15 years with BHP Billiton, spending the last 10 years in Peru and Chile where he held operational leadership roles and led a number of projects. Mr. Loyer has served on the boards of various international companies including KOCH-MVT Material Handling, RAHCO International, Conveyor Engineering, Excel Foundry and CEIM Centro de Entrenamiento Industrial y Minero in Antofagasta, Chile.

Richard Orazietti – Vice President, Internal Audit. Mr. Orazietti joined Goldcorp on January 16, 2012 and was appointed Vice President, Internal Audit effective February 15, 2012. Prior to Goldcorp, Mr. Orazietti was Vice President of Finance at BCE Inc., Canada’s largest communications company where he led the financial management of various operating divisions including most recently, its residential services business. Prior to joining BCE Inc. in December 2004, he was Director, Operational Finance at 360networks Corp, a North American telecommunications provider, where he held several increasingly senior roles in Finance and was a key member of the management team involved in the sale of the 360networks Canadian operations to BCE Inc. He brings to the company extensive experience in financial and operational management, business planning, mergers and acquisitions and restructuring. Mr. Orazietti is a Chartered Accountant in British Columbia and holds a Bachelor of Business Administration from Simon Fraser University.

David Parsons – Vice President, Insurance. Mr. Parsons is Vice President, Insurance of the Corporation. Prior to this appointment he was Director, Corporate Services and Financial Analysis from 2004 to 2010. He was employed by Wheaton River in 2001, serving as Controller until October 2004, and was directly involved in the acquisitions by Wheaton River and the subsequent merger with Goldcorp in 2005. Mr. Parsons holds a Bachelor of Arts degree from the University of British Columbia and is a Certified General Accountant with over 25 years experience in the gold mining industry, having served in the roles of Controller, Chief Financial Officer and Director of public companies.

Raman Randhawa – Vice President, Finance, Operations. Mr. Randhawa was appointed Vice President, Operations, Finance on November, 20, 2012. Mr. Randhawa is a Chartered Accountant with over ten years’ experience in the mining industry. He has held a series of senior financial leadership roles at Goldcorp. Prior to joining Goldcorp in 2005, Mr. Randhawa worked at the international firm of Ernst & Young. Mr. Randhawa has a Bachelor of Business Administration (Finance and Accounting) from Simon Fraser University.

Bill Shand – Vice President, Operations and Maintenance Strategy. Mr. Shand was appointed Vice President, Operations and Maintenance Strategy on October 24, 2012. Prior thereto, he held the position of Mine General Manager at Goldcorp’s Wharf Mine from July 2009 to October 2012. Mr. Shand is a Professional Engineer with over 20 years of experience in the mining industry. He has held a series of progressively senior positions at Goldcorp and Placer Dome. Other positions held by Mr. Shand include Senior Metallurgist, Milling Manager, Maintenance Manager, and Safety Manager. Mr. Shand has a Bachelor of Metallurgical Engineering (Honours) from the Technical University of Nova Scotia.

Anna M. Tudela – Vice President, Regulatory Affairs and Corporate Secretary. Ms. Tudela was appointed Vice President, Regulatory Affairs on May 20, 2008. Prior thereto, she served as Director, Regulatory Compliance from August 2007 to May 2008, was appointed Corporate Secretary on May 2, 2007 and served as Director, Legal and Assistant Corporate Secretary from August 15, 2005 to May 2, 2007. Ms. Tudela has more than 25 years of experience in the securities and corporate finance areas. She is a member of the Canadian Society of Corporate Secretaries, the Institute of Corporate Directors, the British Columbia and Yukon Chamber of Mines, Forum for Women Entrepreneurs BC, the Rocky Mountain Mineral Foundation and a member of Women on Board. Prior to joining Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis LLP. Ms. Tudela was Corporate Secretary of Diamond Fields Resources Inc. from 1995 to 1996 and Director, Legal and Assistant Corporate Secretary of Silver Wheaton from July 2005 to October 2007.

Eduardo Villacorta – Vice President, Central and South America. Mr. Villacorta was appointed Vice President of Operations, Central and South America effective December 1, 2009. Mr. Villacorta has been involved with Goldcorp’s Central & South American operations, projects and joint ventures in the region for more than 12 years now. He went to law school at the National University of Honduras, with an emphasis on corporate law and has emphasized his academic education on management and negotiations. As a member of Abogados y Asesores Corporativos S.A.C., a law firm in Honduras, he worked for several mining companies in the country, one of them being Glamis which he joined in 2001 as General Manager of the San Martín gold mine. Prior to his current position, Mr. Villacorta was the Executive Director for the region

Jeffrey Wilhoit – Vice President, Investor Relations. Mr. Wilhoit was appointed Vice President, Investor Relations of the Corporation effective January 1, 2007. From November 2005 until the completion of the acquisition of Glamis, Mr. Wilhoit served as Director, Investor Relations of Glamis. Prior thereto, from November 1996 to November 2005, Mr. Wilhoit served as Vice President of the Financial Relations Board, an investor relations consulting company based in Chicago, Illinois.

Chris Woodall – Vice President Operations, Canada and US. Mr. Woodall was appointed Vice President Operations, Canada and US in January 2013. Prior to this he held the positions of Senior Director, Mining Operational Support and Area General Manager with Barrick. Mr. Woodall was instrumental in turning around the Hemlo Operations site and succeeded in making it more efficient. Throughout his career, he has been recognized for his successes in extending mine life as a result of improving mine efficiency and for making fundamental safety and cultural changes. Mr. Woodall has over 25 years of experience in the mineral sector with a strong emphasis on underground mining. He began his career in gold mining in Tennent Creek, Australia in 1985. He has also held management positions with the Renison Tin Mine, Henty Gold Mine in Tasmania and the CSA Copper Mine in New

South Wales, Australia. Mr. Woodall received a Bachelor of Engineering degree in Mining Engineering from the Western Australian School of Mines in 1991 and also holds a degree in surveying from the University of South Australia.

Directors are elected at each annual meeting of Goldcorp’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at February 28, 2013, the directors and executive officers of Goldcorp, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,479,940 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Goldcorp as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Peter J. Dey, who ceased to be a director of the Chicago Sun Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Bankruptcy on March 31, 2009 and Jerry W. Danni, who was an officer of Apex Silver Mines Ltd., which filed for Chapter 11 Reorganization on January 13, 2009; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Goldcorp’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Goldcorp and any director or officer of Goldcorp, except that certain of the directors and officers serve as directors and officers of other public companies, including Silver Wheaton, Tahoe and Primero, and therefore it is possible that a conflict may arise between their duties as a director or officer of Goldcorp and their duties as a director or officer of such other companies. See “Risk Factors — Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On January 13, 2010, the Corporation received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against the Corporation, New Gold, and their affiliated subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of Xstrata Chile’s interest in the El Morro Project, as described above under the heading “General Development of the Business – Acquisition of 70% Interest in El Morro Project”. Among the relief requested by Barrick is that the El Morro Project be held in trust for the benefit of Barrick. On February 26, 2010, Barrick delivered a motion seeking leave to amend its statement of claim to add Xstrata Chile, Xstrata Canada and El Morro as defendants. In the amended statement of claim, Barrick asserted additional claims against Xstrata Chile for breach of the Barrick sale agreement and breach of the duty of good faith in the performance of its contractual obligations and added Xstrata Canada as a defendant to the previously stated tort claims. All parties subsequently agreed to have all claims related to the acquisition of the Xstrata interest heard by the Ontario Courts, including the Supreme Court of Canada. The trial of the liability issues occurred in June 2011. Evidence regarding potential damages was heard in October 2011. Written arguments were presented by the parties in December 2011 and January 2012 and final oral arguments were heard by the Court at the end of January and beginning of February 2012. The matter was submitted to the Court for a decision and on June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick confirming that Goldcorp’s acquisition of its interest in the El Morro Project was consistent with and abided by the relevant agreements and Chilean laws.

On May 26, 2011, the Comunidad Argícola Los Huasco Altinos (“CAHA”) filed a legal proceeding requesting the invalidation of the resolution approving the El Morro Project’s Environmental Impact Study that was previously issued by the Chilean environmental authority, Servicio de Evaluación Ambiental (“SEA”), on the basis that the environmental assessment did not identify the indigenous communities within the project’s baseline report, did not assess potential project impacts on those communities, and did not propose specific compensation and mitigation measures for the indigenous communities. On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals of Antofogasta and suspended the resolution until the deficiencies were corrected by the SEA. As a result, the SEA initiated an administrative process in June of 2012 to address these deficiencies. For the time being, all project field work executed under the terms of the permit are suspended. Activities not related to site construction, such as detailed engineering, design work and architectural planning remain underway.

On August 7, 2012, CAHA filed another constitutional action against the SEA seeking to invalidate the administrative process which was initiated by the SEA. The SEA filed a response with the court defending the validity of the administrative process on September 25, 2012. The Corporation requested approval to participate as an interested third party and filed its own defense of the administrative process. The Court of Appeals heard the oral arguments of all parties on October 23, 2012 and, on October 29, 2012, it issued a resolution in favour of the SEA, thereby confirming the validity of the administrative process. This decision was ultimately upheld by the Supreme Court on December 6, 2012.

In addition to the foregoing, the Corporation is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Corporation cannot reasonably predict the likelihood or outcome of these actions. Goldcorp does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations of the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2010, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the financial year ended December 31, 2012 or before such time that is still in effect, other than in the ordinary course of business, is the purchase agreement dated June 1, 2009 between the Corporation and J.P. Morgan Securities Inc., as representative of several initial purchasers, in connection with the sale of the Notes, available under the Corporation’s profile at www.sedar.com.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s mineral projects on a property material to the Corporation contained in this annual information form has been derived:

1.	Red Lake Gold Mines – Stephane Blais, P.Eng., Technical Services Manager, Red Lake Gold Mines, Chris Osiowy, P.Geo., Manager of Exploration, Red Lake Gold Mines, and Ian Glazier, P. Eng., Processing Manager, Red Lake Gold Mines, prepared a technical report in accordance with NI 43-101 entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” dated March 14, 2011, as amended March 30, 2011.

2.	Éléonore Project – Carl Michaud, Eng., Chief Engineer, Éléonore Project, Andy Fortin, Eng., Manager, Process and Surface Operations, Éléonore Project, Jacques Simoneau, P. Geo., formerly Director, Exploration, Éléonore Project, Eric Chen, P.Geo., Superintendant of Long Range Planning & Modelling, Peñasquito Mine (then, Manager of Mineral Resources, Goldcorp), and Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” that has an effective date of January 26, 2012.

3.	Peñasquito Mine – Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp, Peter Nahan, AusIMM., Senior Evaluation Engineer, Goldcorp, and Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011.

4.	Los Filos Mine – Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Los Filos Gold Operation, Guerrero State, Mexico NI 43-101 Technical Report” that has an effective date of December 31, 2012.

5.	Pueblo Viejo Mine – Robbert Borst, C.Eng., formerly Associate Principal Mining Engineer, RPA, Chester Moore, P.Eng., Principal Geologist, RPA and André Villeneuve, P.Eng., Associate Metallurgist, RPA prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” dated March 16, 2012.

6.	Cerro Negro Project – Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, and Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011.

Each of these technical reports is available on SEDAR at www.sedar.com and a summary of each of these technical reports is contained in this annual information form under “Description of the Business – Mineral Properties”. The authors of the technical reports have reviewed and approved the summaries of their respective technical reports contained in this annual information form.

All scientific and technical information in this annual information form relating to any updates to the Red Lake Gold Mines, the Éléonore Project, the Peñasquito Mine, the Pueblo Viejo Mine and the Cerro Negro Project since the date of the respective technical reports, other than the Mineral Reserve and Mineral Resource estimates, has been reviewed and approved by the authors of the respective technical reports who are qualified persons under NI 43-101.

All Mineral Reserves, Ore Reserves and Mineral Resources estimates as at December 31, 2012 included in this annual information form, have been reviewed and approved by Maryse Belanger, P. Geo., Senior Vice President, Technical Services, Goldcorp, a qualified person under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of the outstanding securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the technical reports referred to above or following the preparation of such technical reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such technical reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Stephane Blais, Chris Osiowy, Ian Glazier, Carl Michaud, Andy Fortin, Eric Chen, Guillermo Pareja, Peter Nahan, Maryse Belanger and Sophie Bergeron who are each currently employed by Goldcorp or one of its subsidiaries.

Deloitte LLP (“Deloitte”) is the independent registered chartered accountants of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing the Corporation’s annual audited consolidated financial statements, unaudited interim consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are Beverley A. Briscoe (Chair), Lawrence I. Bell, Douglas Holtby and Kenneth F. Williamson. Each of Ms. Briscoe and Messrs. Bell, Holtby and Williamson are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

The Audit Committee met four times in 2012. Each of Beverley A. Briscoe (Chair), Lawrence I. Bell, Douglas M. Holtby and Kenneth F. Williamson were present at all four meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Beverley A. Briscoe – Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Corporation with respect to the issues overseen by the Corporation’s Audit Committee. Ms. Briscoe is a member of the NACD. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and on May 30, 2012, Ms. Briscoe was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award.

Lawrence I. Bell – Director. Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University. The Board benefits from Mr. Bell’s extensive financial expertise, his public company experience, his public sector service and experience, and his knowledge of public policy issues. Mr. Bell is a member of the NACD.

Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Corporation. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and the ICD.

Kenneth F. Williamson – Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United

States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s independent registered chartered accountants. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2012 were $6,114,963 (for the financial year ended December 31, 2011 – $5,511,772).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2012 were $171,953 (for the financial year ended December 31, 2011 – $554,952).

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2012 were $254,721 (for the financial year ended December 31, 2011 – $263,023).

All Other Fees

The aggregate non-audit fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2012 were $102,902 (for the financial year ended December 31, 2011 – $9,628). These fees relate to work performed relating to human capital and mine safety matters.

Auditor Partner Rotation

As a registrant with the United States Securities and Exchange Commission, the signing Deloitte audit partner and the engagement quality control partner cannot serve in those roles on the Goldcorp audit team for more than five consecutive years. Deloitte audit partners of Goldcorp subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of Goldcorp’s respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; on the United States Securities and Exchange Commission website at www.sec.gov; or on Goldcorp’s website at www.goldcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation dated March 20, 2012 which is available on SEDAR at www.sedar.com and will be contained in the management information circular of the Corporation for its annual and special meeting to be held in April 2013, which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2012.

SCHEDULE “A”

GOLDCORP INC.

AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee (“Audit Committee” or “Committee”) is a committee of the Board of Directors (the “Board”) of Goldcorp Inc. (“Goldcorp” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.	recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in item 31(vii) of Tab A-8, Board Guidelines.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in Appendix A of the Board Guidelines (Tab A-8).

C.	In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company receives), directly or indirectly, any consulting, advisory, or other compensation from the

Approved by the Board on February 15, 2012

Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.	All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.	If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.	The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.	The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.	As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.	Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update these Terms of Reference at least annually, as conditions dictate.

C.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.	Documents/Reports Review

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i)	Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)	Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Non-Executive Board Chair and of the CEO annually.

vi)	Review the Company’s aircraft flight record annually.

vii)	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)	Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)	Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

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a)	The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

v)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)	Review the relationship of non-audit fees to audit fees paid to the independent Auditor, to ensure that auditor independence is maintained.

vii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)	At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)	Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)	Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

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d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiii)	Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.	Internal Audit

i)	The Audit Committee’s understanding and approval of the annual internal audit plan;

ii)	Structuring the internal audit function to promote operational independence;

iii)	Establishing a direct line of communication between the head of internal audit and the Audit Committee;

iv)	Instituting appropriate communication and reporting lines between the internal auditors and management; and

v)	Holding regular meetings between the head of internal audit and the Audit Committee.

G.	Financial Reporting Processes

i)	In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

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i)	Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)	Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)	Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)	Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

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iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.

J.	Risk Management

i)	Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

IV.	General

i)	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)	Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

v)	Conduct a Committee annual self-evaluation and report to the Board of Directors.

V.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

Approved by the Board on February 15, 2012

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

Appendix One: Definitions Related to Audit Committee Composition

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.